



WYNN RESORTS

2011 Annual Report

FINANCIAL REVIEW

COMPANY DESCRIPTION

Wynn Resorts, Limited, a Nevada corporation, was formed in June 2002, is led by Chairman and Chief Executive Officer Stephen A. Wynn, and is a leading developer, owner and operator of destination casino resorts. We own and operate two destination casino resorts. In Las Vegas, Nevada, we own and operate "Wynn Las Vegas," which includes "Encore at Wynn Las Vegas." In the Macau Special Administrative Region of the People's Republic of China ("Macau") we own and operate "Wynn Macau" which includes "Encore at Wynn Macau." We present our results based on the following two segments: Las Vegas Operations and Macau Operations. For more information on the financial results for our segments, see Note 17 "Segment Information."
Unless the context otherwise requires, all references herein to "Wynn Resorts," the "Company," "we," "us" or "our," or similar terms, refer to Wynn Resorts, Limited and its consolidated subsidiaries.

Wynn Resorts files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments of such reports with the Securities and Exchange Commission ("SEC"). Any document Wynn Resorts files may be inspected, without charge, at the SEC's public reference room at 100 F Street, N.E. Washington, D.C. 20549 or at the SEC's internet site address at http://www.sec.gov. Information related to the operation of the SEC's public reference room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, through our own internet address at www.wynnresorts.com, Wynn Resorts provides a hyperlink to a third-party SEC filing website which posts these filings as soon as reasonably practicable, where they can be reviewed without charge. The information found on our website is not a part of this Annual Report on Form 10-K or any other report we file or furnish to the SEC.

Our Resorts

Las Vegas Operations. Wynn Las Vegas opened on April 28, 2005. On December 22, 2008, we opened Encore at Wynn Las Vegas, an expansion of Wynn Las Vegas. We refer to the fully integrated Wynn Las Vegas and Encore at Wynn Las Vegas resort as our "Las Vegas Operations." We believe that this resort offers exceptional accommodations, amenities and service. For the sixth consecutive year, The Tower Suites at Wynn Las Vegas has received both the Forbes five-star and AAA five-diamond distinctions. The Spa at Wynn Las Vegas earned five-star recognition from Forbes for the fourth year in a row. The Spa at Wynn Las Vegas and the Spa at Encore are two of only four spas in Las Vegas to be recognized with the Forbes five-star award.

Our Las Vegas Operations feature approximately 4,750 hotel rooms and suites, 220 table games, 2,430 slot machines and a poker room in approximately 186,000 square feet of casino gaming space (including a sky casino and private gaming salons), casual and fine dining in 35 food and beverage outlets, two spas and salons, lounges, and approximately 97,000 square feet of retail space featuring boutiques from Alexander McQueen, Brioni, Cartier, Chanel, Dior, Graff, Hermes, Loro Piana, Louis Vuitton, Manolo Blahnik, Oscar de la Renta, Vertu and others. Our Las Vegas Operations also offer three nightclubs, a beach club, a Ferrari and Maserati automobile dealership, wedding chapels, an 18-hole golf course, approximately 283,000 square feet of meeting space, a specially designed theater presenting "Le Rêve–The Dream," a water-based theatrical production, and an Encore Theater presenting Garth Brooks and other headliner entertainment acts.

We believe that the unique experience of our Las Vegas Operations drives the significant visitation experienced since opening.

Macau Operations. Wynn Macau opened on September 6, 2006. On April 21, 2010, we opened Encore at Wynn Macau, an expansion of Wynn Macau. We refer to the fully integrated Wynn Macau and Encore at Wynn Macau resort as our "Macau Operations." We believe that this resort offers exceptional accommodations, amenities and service. For the fourth consecutive year, Wynn Macau and The Spa at Wynn Macau received the Forbes five-star distinction.

Our Macau Operations feature approximately 1,008 hotel rooms and suites, 486 table games, 930 slot machines and a poker pit in approximately 265,000 square feet of casino gaming space (including a sky casino and private gaming salons), casual and fine dining in eight restaurants, two spas and a salon, lounges, meeting facilities and approximately 54,200 square feet of retail space featuring boutiques from Bvlgari, Cartier, Chanel, Dior, Dunhill, Ferrari, Giorgio Armani, Gucci, Hermes, Hugo Boss, Louis Vuitton, Miu Miu, Piaget, Prada, Rolex, Tiffany, Tudor, Vacheron Constantin, Van Cleef & Arpels, Versace, Vertu, Zegna and others. Our Macau Operations include a show in the rotunda featuring a Chinese zodiac-inspired ceiling and interchangeable gold "prosperity tree" and "dragon of fortune" attractions.
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" for information about our net revenues.

Construction and Development Opportunities

In January 2011, we completed a refurbishment and upgrade to the resort rooms at Wynn Las Vegas. A remodel of the suites was completed in early May 2011. These remodels were completed at a cost of $61 million.

In the ordinary course of our business, in response to market developments and customer preferences, we have made and continue to make certain enhancements and refinements to our resort complexes.

In 2011, we formally accepted the terms and conditions of a draft land concession contract from the Macau government for approximately 51 acres of land in the Cotai area of Macau. In December 2011, we paid the initial deposit of $62.5 million pursuant to this draft land concession contract. Following government approval, we anticipate constructing on this site a full-scale integrated resort containing a casino, approximately 2,000 hotel suites, convention, retail, entertainment and food and beverage offerings. We continue to finalize the project scope, timeline and budget.

Our Strategy

We believe that Steve Wynn is the preeminent designer, developer and operator of destination casino resorts and has developed brand name status. Mr. Wynn's involvement with our casino resorts provides a distinct advantage over other gaming enterprises. We integrate luxurious surroundings, distinctive entertainment and superior amenities, including convention facilities, entertainment, fine dining and premium retail offerings, to create resorts that appeal to a variety of customers.

Company Description

Our resorts are designed and built to provide a premium experience. Wynn Las Vegas and Wynn Macau are positioned as full-service luxury resorts and casinos in the leisure, convention and tour and travel industries. We market these resorts directly to gaming customers using database marketing techniques, as well as traditional incentives, including reduced room rates and complimentary meals and suites. Our rewards system offers discounted and complimentary meals, lodging and entertainment for our guests. We also create general market awareness for our resorts through various media channels, including social media, television, radio, newspapers, magazines, the internet, direct mail and billboards.

Mr. Wynn and his team bring significant experience in designing, developing and operating casino resorts. The senior executive team has an average of over 25 years of experience in the hotel and gaming industries. We also have an approximately 90-person design, development and construction subsidiary, the senior management of which has significant experience in all major construction disciplines.

We continually seek out new opportunities for additional gaming or related businesses in the United States and worldwide.

Market and Competition

Las Vegas. Las Vegas is the largest gaming market in the United States. The casino/hotel industry in Las Vegas is highly competitive. Over the last several years, Las Vegas has been impacted by economic disruptions. In 2011, Las Vegas visitation and gaming statistics began to improve, but uncertainty remains regarding the future gaming, tourism and convention environment. Our Las Vegas Operations are located on the Las Vegas Strip and compete with other high-quality resorts and hotel casinos in Las Vegas. Many competing properties draw a significant number of visitors and directly compete with our operations. Resorts located on or near the Las Vegas Strip compete with other Las Vegas Strip hotels and with other hotel casinos in Las Vegas on the basis of overall atmosphere, range of amenities, level of service, price, location, entertainment, themes and size, among other factors. We seek to differentiate our Las Vegas Operations from other major Las Vegas resorts by concentrating on our fundamental elements of design, atmosphere, personal service and luxury.

Our Las Vegas Operations also compete, to some extent, with other hotel/casino facilities in Nevada and throughout the United States, casino resorts throughout Asia, and elsewhere in the world. In addition, the legalization of casino gaming in or near metropolitan areas from which we attract customers, such as the recently passed legislation in Massachusetts, could have a negative effect on our business. New or renovated casinos in Asia, including two new resorts in Singapore, resorts in the Philippines, and our resort in Macau, could draw gaming customers away from Las Vegas.

Macau. Macau, which was a Portuguese colony for approximately 450 years, was transferred from Portuguese to Chinese political control in December 1999. Macau is governed as a special administrative region of China and is located approximately 37 miles southwest of, and approximately one hour away via ferry from, Hong Kong. Macau, which has been a casino destination for more than 40 years, consists principally of a peninsula on mainland China, and two neighboring islands, Taipa and Coloane. We believe that Macau is located in one of the world's largest concentrations of potential gaming customers. According to Macau Statistical Information, casinos in Macau, the largest gaming market in the world, generated approximately $33.5 billion in gaming revenue in 2011, a 42% increase over the approximately $23.5 billion generated in 2010.

Macau's gaming market is primarily dependent on tourists. Tourist arrivals in 2011 were 28 million, compared to 25 million in 2010. The Macau market has also experienced tremendous growth in capacity in the last few years. As of December 31, 2011, there were 22,356 hotel rooms and 5,302 table games in Macau, compared to 12,978 hotel rooms and 2,762 table games as of December 31, 2006.

Gaming customers traveling to Macau have typically come from nearby destinations in Asia including Hong Kong, mainland China, Taiwan, South Korea and Japan. According to the Macau Statistics and Census Service Monthly Bulletin of Statistics, approximately 89% of the tourists who visited Macau in 2011 came from mainland China, Hong Kong and Taiwan. Macau completed construction of an international airport in 1995, which accommodates large commercial aircraft and provides direct air service to major cities in Asia, including Beijing, Shanghai, Jakarta, Taipei, Manila, Singapore and Bangkok. Travel to Macau by citizens of mainland China requires a visa. Chinese government officials have, on occasion, exercised their authority to adjust the visa policy and may do so in the future.

Prior to 2002, gaming in Macau was permitted as a government-sanctioned monopoly concession awarded to a single concessionaire. However, the government of Macau liberalized the gaming industry in 2002 by granting concessions to operate casinos to three concessionaires (including Wynn Macau), who in turn were permitted, subject to the approval of the government of Macau, to each grant one sub-concession to other gaming operators. There is no limit to the number of casinos each concessionaire is permitted to operate, but each facility is subject to government approval. Currently, there are 34 operating casinos in Macau.

Selected Financial Data

The following tables reflect selected consolidated financial data of Wynn Resorts and its subsidiaries. This data should be read together with our Consolidated Financial Statements and Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other information contained in this Annual Report. Operating results for the periods presented are not indicative of the results that may be expected for future years. Significant events impacting our operational results include:

- On April 28, 2005, we opened our Wynn Las Vegas resort.
- On September 6, 2006, we opened our Wynn Macau resort.
- On December 24, 2007, we opened an expansion of our Wynn Macau resort.
- On December 22, 2008, we opened Encore at Wynn Las Vegas, an expansion of Wynn Las Vegas.
- On October 9, 2009, Wynn Macau, Limited listed its shares of common stock on The Stock Exchange of Hong Kong Limited. Wynn Macau, Limited sold 27.7% of its common stock through an initial public offering.
- On April 21, 2010, we opened Encore at Wynn Macau, an expansion of Wynn Macau.

	Years Ended December 31,				
(in thousands, except per share amounts)	**2011**	2010	2009	2008	2007
Consolidated Statements of Income Data:					
Net revenues	**$5,269,792**	$4,184,698	$3,045,611	$2,987,324	$2,687,519
Pre-opening costs	—	9,496	1,817	72,375	7,063
Operating income	**1,008,240**	625,252	234,963	312,136	427,355
Net income	**825,113**	316,596	39,107	210,479	196,336
Less: Net income attributable to noncontrolling interest[1]	**(211,742)**	(156,469)	(18,453)	—	—
Net income attributable to Wynn Resorts	**613,371**	160,127	20,654	210,479	196,336
Basic income per share	**4.94**	1.30	0.17	1.94	1.85
Diluted income per share	**4.88**	1.29	0.17	1.92	1.80

(in thousands, except per share amounts)	As of December 31, 2011	2010	2009	2008	2007
Consolidated Balance Sheets Data:					
Cash and cash equivalents	**$1,262,587**	$1,258,499	$1,991,830	$1,133,904	$1,275,120
Construction in progress	**28,477**	22,901	457,594	221,696	923,325
Total assets	**6,899,496**	6,674,497	7,581,769	6,755,788	6,312,820
Total long-term obligations[(2)]	**3,096,149**	3,405,983	3,695,821	4,430,436	3,774,951
Stockholders' equity	**2,223,454**	2,380,585	3,160,363	1,601,595	1,956,959
Cash distribution declared per common share	**$ 6.50**	$ 8.50	$ 4.00	$ —	$ 6.00

(1) In October 2009, Wynn Macau, Limited, our indirect wholly-owned subsidiary and the developer, owner and operator of Wynn Macau, listed its ordinary shares of common stock on The Stock Exchange of Hong Kong Limited. Wynn Macau, Limited sold 1,437,500,000 shares (27.7%) of its common stock through an initial public offering. Net income attributable to noncontrolling interest represents the noncontrolling interests' share of our net income of Wynn Macau, Limited.

(2) Includes long-term debt, the required contract premium payments under our land concession contract at Wynn Macau, future charitable contributions and deferred income taxes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

Overview

We are a developer, owner and operator of destination casino resorts. We currently own and operate two casino resort complexes. In Las Vegas, Nevada, we own and operate Wynn Las Vegas, a destination casino resort which opened on April 28, 2005. In December 2008, we expanded Wynn Las Vegas with the opening of Encore at Wynn Las Vegas. We refer to the fully integrated Wynn Las Vegas and Encore at Wynn Las Vegas resort as our Las Vegas Operations. In the Macau Special Administrative Region of the People's Republic of China ("Macau"), we own and operate Wynn Macau, which opened on September 6, 2006. On April 21, 2010 we opened Encore at Wynn Macau, a further expansion of Wynn Macau. We refer to the fully integrated Wynn Macau and Encore at Wynn Macau as our Macau Operations.

Our Resorts

The following table sets forth information about our resorts as of February 2012:

	Hotel Rooms & Suites	Approximate Casino Square Footage	Approximate Number of Table Games	Approximate Number of Slots
Las Vegas Operations	4,750	186,000	220	2,430
Macau Operations	1,008	265,000	486	930

Las Vegas Operations. Wynn Las Vegas I Encore is located at the intersection of the Las Vegas Strip and Sands Avenue, and occupies approximately 217 acres of land fronting the Las Vegas Strip. In addition, we own approximately 18 acres across Sands Avenue, a portion of which is utilized for employee parking, and approximately 5 acres adjacent to the golf course on which an office building is located.

Our Las Vegas resort complex features:

- Approximately 186,000 square feet of casino space, offering 24-hour gaming and a full range of games, including private gaming salons, a sky casino, a poker room, and a race and sports book;
- Two luxury hotel towers with a total of 4,750 spacious hotel rooms, suites and villas;
- 35 food and beverage outlets featuring signature chefs;
- A Ferrari and Maserati automobile dealership;
- Approximately 97,000 square feet of high-end, brand-name retail shopping, including stores and boutiques by Alexander McQueen, Brioni, Cartier, Chanel, Dior, Graff, Hermes, Loro Piana, Louis Vuitton, Manolo Blahnik, Oscar de la Renta, Vertu and others;

- Recreation and leisure facilities, including an 18-hole golf course, swimming pools, private cabanas and two full-service spas and salons;
- Two showrooms; and
- Three nightclubs and a beach club.

In January 2011, we completed a refurbishment and upgrade to the resort rooms at Wynn Las Vegas. A remodel of the suites was completed in early May 2011. These remodels were completed at a cost of $61 million.

In response to our evaluation of our Las Vegas Operations and the reactions of our guests, we have and expect to continue to make enhancements and refinements to this resort complex.

Macau Operations. We operate Wynn Macau I Encore under a 20-year casino concession agreement granted by the Macau government in June 2002.

Our Macau resort complex features:

- Approximately 265,000 square feet of casino space, offering 24-hour gaming and a full range of games, including private gaming salons, sky casinos and a poker pit;
- Two luxury hotel towers with a total of 1,008 spacious rooms and suites;
- Casual and fine dining in eight restaurants;
- Approximately 54,200 square feet of high-end, brand-name retail shopping, including stores and boutiques by Bvlgari, Cartier, Chanel, Dior, Dunhill, Ferrari, Giorgio Armani, Gucci, Hermes, Hugo Boss, Louis Vuitton, Miu Miu, Piaget, Prada, Rolex, Tiffany, Tudor, Vacheron Constantin, Van Cleef & Arpels, Versace, Vertu, Zegna and others;
- Recreation and leisure facilities, including two health clubs and spas, a salon, a pool; and
- Lounges and meeting facilities.

In response to our evaluation of our Macau Operations and the reactions of our guests, we have made and expect to continue to make enhancements and refinements to this resort complex.

Future Development. Approximately 142 acres of land comprising our Las Vegas Operations is currently improved with a golf course. While we may develop this property in the future, we have no immediate plans to do so.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In September 2011, Palo Real Estate Company Limited and Wynn Resorts (Macau) S.A., each an indirect subsidiary of Wynn Macau, Limited, formally accepted the terms and conditions of a draft land concession contract from the Macau government, and in December 2011 made a $62.5 million initial deposit for approximately 51 acres of land in the Cotai area of Macau. Following government approval, we anticipate constructing a full-scale integrated resort containing a casino, approximately 2,000 hotel suites, convention, retail, entertainment and food and beverage offerings on this land. We continue to finalize the project scope, timeline and budget.

Results of Operations

Our operating results in Macau were significantly higher in 2011 as the Macau market continued to grow, and the Las Vegas market began to improve with increased levels of gaming revenue, visitation, and hotel room demand. Our results for the years presented are not comparable as the year ended December 31, 2011 includes a full year of operations for Encore at Wynn Macau which opened on April 21, 2010.

The table below presents our net revenues (amounts in thousands):

	For the Years Ended December 31,		
	2011	2010	2009
Net Revenues:			
Las Vegas Operations	$1,480,719	$1,296,064	$1,229,573
Macau Operations	3,789,073	2,888,634	1,816,038
	$5,269,792	$4,184,698	$3,045,611

Reliance on only two resort complexes (in two geographic regions) for our operating cash flow exposes us to certain risks that competitors, whose operations are more geographically diversified, may be better able to control. In addition to the concentration of operations in two resort complexes, many of our customers are premium gaming customers who wager on credit, thus exposing us to increased credit risk. High-end gaming also increases the potential for variability in our results.

Operating Measures. Certain key operating statistics specific to the gaming industry are included in our discussion of our operational performance for the periods for which a Consolidated Statement of Income is presented. There are two methods used to calculate win percentage in the casino industry. In Las Vegas and in the general casino in Macau, customers usually purchase cash chips at the gaming tables. The cash and net markers used to purchase the cash chips are deposited in the gaming table's drop box. This is the base of measurement that we use in the casino at our Las Vegas Operations and in the general casino at our Macau Operations for calculating win percentage.

In our VIP casino in Macau, customers primarily purchase non-negotiable chips, commonly referred to as rolling chips, from the casino cage and there is no deposit into a gaming table drop box from chips purchased from the cage. Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. The loss of the non-negotiable chips in the VIP casino is recorded as turnover and provides a base for calculating VIP casino win percentage. Because of this difference in chip purchase activity, the measurement base used in the general casino is not the same that is used in the VIP casino. It is customary in Macau to measure VIP casino play using this rolling chip method.

The measurement method in Las Vegas and in the general casino in Macau tracks the initial purchase of chips at the table while the measurement method in our VIP casino in Macau tracks the sum of all losing wagers. Accordingly, the base measurement in the VIP casino is much larger than the general casino. As a result, the expected win percentage with the same amount of gaming win is smaller in the VIP casino in Macau when compared to the general casino in Las Vegas and Macau.

Even though both use the same measurement method, we experience different win percentages in the general casino activity in Las Vegas versus Macau. This difference is primarily due to the difference in the mix of table games and customer playing habits between the two casinos. Each type of table game has its own theoretical win percentage. In the second quarter of 2011, we increased our expectations for table games win percentage in the general casino at Wynn Macau from 21%–23% to 26%–28% based on our experience since the opening of the Encore at Wynn Macau expansion.

Below are definitions of the statistics discussed:

- Table games win is the amount of drop or turnover that is retained and recorded as casino revenue.
- Drop is the amount of cash and net markers issued that are deposited in a gaming table's drop box.
- Turnover is the sum of all losing rolling chip wagers within our Macau VIP program.
- Rolling chips are identifiable chips that are used to track VIP wagering volume (turnover) for purposes of calculating incentives.
- Slot win is the amount of handle (representing the total amount wagered) that is retained by us and is recorded as casino revenue.
- Average Daily Rate ("ADR") is calculated by dividing total room revenue (less service charges, if any) by total rooms occupied.
- Revenue per Available Room ("REVPAR") is calculated by dividing total room revenue (less service charges, if any) by total rooms available.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Results for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Revenues. Net revenues for the year ended December 31, 2011 are comprised of $4,190.5 million in casino revenues (79.5% of total net revenues) and $1,079.3 million of net non-casino revenues (20.5% of total net revenues). Net revenues for the year ended December 31, 2010 are comprised of $3,245.1 million in casino revenues (77.5% of total net revenues) and $939.6 million of net non-casino revenues (22.5% of total net revenues).

Casino revenues are primarily comprised of the net win from our table games and slot machine operations. Casino revenues for the year ended December 31, 2011 of $4,190.5 million represents a $945.4 million (29.1%) increase from casino revenues of $3,245.1 million for the year ended December 31, 2010.

Our Las Vegas Operations experienced a $90.9 million (17%) increase in casino revenues to $625.2 million, compared to the prior year due to a 9.9% increase in drop and an increase in our average table games win percentage. Our average table games win percentage (before discounts) for the year ended December 31, 2011 was 24.9%, which was above the expected range of 21% to 24% and compares to 22.2% for the prior year. Slot machine handle at our Las Vegas Operations increased slightly compared to the prior year; however, slot machine win increased 7.0% as more play shifted to higher hold slot machines.

Our Macau Operations experienced an $854.5 million (31.5%) increase in casino revenues to $3,565.3 million for the year ended December 31, 2011, compared to the prior year. Our VIP revenue segment increased 28.9% due to a 34.9% increase in turnover, offset by a lower win percentage, all compared to the prior year. Our win as a percent of turnover was 2.93%, which is within our expected range of 2.7% to 3.0%, and compares to 3.0% in the prior year. For the year ended December 31, 2011, we benefited from an increase in the number of VIP tables and a full year of operations from Encore at Wynn Macau which opened in April 2010. In our general casino, drop increased 18.1% when compared to the prior year and the average table games win percentage was 28.4%, which is slightly above our expected range of 26% to 28%. The average table game win percentage for the year ended December 31, 2010 was 23.6%. Slot machine handle increased 28.4% compared to the prior year as a result of increased visitation to our resort and a full year of operations for Encore at Wynn Macau. Slot machine win increased 26.8% due to the increased handle partially offset by a slight decrease in hold percentage.

For the year ended December 31, 2011, room revenues were $472.1 million, an increase of $71.8 million (17.9%) compared to prior year room revenue of $400.3 million. Room revenue at our Las Vegas Operations increased $45.6 million (14.8%) compared to the prior year. In Las Vegas, we experienced an increase in room rates during the year ended December 31, 2011, compared to the prior year, with a 1.9 percentage point decrease in occupancy rate. We were able to achieve an increase in ADR as we adjusted rates to attract a higher quality customer who would take advantage of all aspects of our resort. Room revenue at our Macau Operations increased $26.2 million (28.5%) due to increases in both occupancy rate and room rates compared to the prior year, as well as the inclusion of a full year of the 414 additional suites added with the opening of Encore at Wynn Macau in April 2010.

The table below sets forth key operating measures related to room revenue.

	Years Ended December 31,	
	2011	2010
Average Daily Rate		
Las Vegas	**$ 242**	$ 210
Macau	**315**	291
Occupancy		
Las Vegas	**86.1%**	88.0%
Macau	**91.8%**	87.8%
REVPAR		
Las Vegas	**$ 208**	$ 185
Macau	**289**	256

Other non-casino revenues for the year ended December 31, 2011 included food and beverage revenues of $547.7 million, retail revenues of $260.8 million, entertainment revenues of $82.2 million, and other revenues from outlets such as the spa and salon of $71.8 million. Other non-gaming revenues for the year ended December 31, 2010 included food and beverage revenues of $488.1 million, retail revenues of $214.6 million, entertainment revenues of $72 million, and other revenues from outlets, including the spa and salon, of $67.7 million. Food and beverage revenues at our Las Vegas Operations increased $37.5 million (9.0%), while our Macau Operations increased $22.1 million (31.3%), as compared to the prior year. The increase in Las Vegas is due primarily to business in our nightclubs including the full year of operations for the Encore Beach Club and Surrender Nightclub (which opened in May 2010) and increases in our catering and restaurant business. The increase in Macau is due to increased visitation to our resort and a full year of operations from Encore at Wynn Macau which opened in April 2010. Retail revenues at our Macau Operations increased $42.6 million (32.3%), while retail at our Las Vegas Operations increased by $3.6 million (4.3%). The increase at Wynn Macau is due primarily to strong same-store sales growth and the addition of three new boutiques at Encore at Wynn Macau. Entertainment revenues increased $10.2 million (14.1%) over the prior year primarily due to increased revenue from Garth Brooks, who performs in the Encore Theater, and the Sinatra "Dance with Me" show, both in Las Vegas. The Sinatra "Dance with Me" show ended its run on April 23, 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Departmental, Administrative and Other Expenses. For the year ended December 31, 2011, departmental expenses included casino expenses of $2,686.4 million, room expenses of $125.3 million, food and beverage expenses of $283.9 million, and entertainment, retail and other expenses of $214.4 million. Also included are general and administrative expenses of approximately $389.1 million and $33.8 million charged as a provision for doubtful accounts receivable. For the year ended December 31, 2010, departmental expenses included casino expenses of $2,100.1 million, room expenses of $122.3 million, food and beverage expenses of $272.7 million, and entertainment, retail and other expenses of $204.6 million. Also included are general and administrative expenses of approximately $391.3 million and approximately $28.3 million charged as a provision for doubtful accounts receivable. Casino expenses have increased during the year ended December 31, 2011 due to an increase in casino revenues at both of our Las Vegas Operations and at our Macau Operations (where we incur a gaming tax and other levies at a rate totaling 39% in accordance with the concession agreement). Although our room revenues increased 17.9%, room expenses increased only 2.5% as the revenue increase was driven primarily by increased ADR. Food and beverage and entertainment, retail and other expenses increased commensurate with the increase in revenues. The increase in the provision for doubtful accounts relates primarily to Wynn Las Vegas and is a result of the higher casino revenue base experienced during the year ended December 31, 2011, compared to the prior year.

Pre-Opening Costs. We incurred no pre-opening costs during the year ended December 31, 2011. For the year ended December 31, 2010, we incurred $9.5 million of pre-opening costs primarily related to Encore at Wynn Macau which opened on April 21, 2010 and the Encore Beach Club and Surrender Nightclub which opened in Las Vegas on May 28, 2010.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2011, was $398 million compared to $405.6 million for the year ended December 31, 2010. While there was little change between periods, depreciation expense decreased due to assets with a 5-year life being fully depreciated as of September 2011 at Wynn Macau and assets with a 5-year life being fully depreciated as of April 2010 at Wynn Las Vegas. These decreases were offset by additional depreciation for the assets of Encore at Wynn Macau which were placed into service in April 2010 and the assets of the Encore Beach Club and Surrender Nightclub in Las Vegas which were placed into service in May 2010.

During the construction of our resorts, costs incurred in the construction of the buildings, improvements to land and the purchases of assets for use in operations were capitalized. Once these resorts opened, their assets were placed into service and we began recognizing the associated depreciation expense. Depreciation expenses will continue throughout the estimated useful lives of these assets. In addition, we continually evaluate the useful life of our property and equipment, intangibles and other assets and adjust them when warranted.

The maximum useful life of assets at our Macau Operations is the remaining life of the gaming concession or land concession, which currently expire in June 2022 and August 2029, respectively. Consequently, depreciation related to our Macau Operations is charged on an accelerated basis when compared to our Las Vegas Operations.

Property Charges and Other. Property charges and other for the year ended December 31, 2011 were $130.6 million compared to $25.2 million for the year ended December 31, 2010. Property charges and other for the year ended December 31, 2011 include a charge of $109.6 million reflecting the present value of a charitable contribution made by Wynn Macau to the University of Macau Development Foundation. This contribution consists of a $25 million payment made in May 2011, and a commitment for additional donations of $10 million each year for the calendar years 2012 through 2022 inclusive, for a total of $135 million. The amount reflected in the accompanying Consolidated Statements of Income has been discounted using our then estimated borrowing rate over the time period of the remaining committed payments. Also included are the write-off of certain off-site golf memberships by Wynn Las Vegas, miscellaneous renovations and abandonments at our resorts, including modifications of the Encore at Wynn Las Vegas and Wynn Macau retail esplanades, closure of the Blush Nightclub and the write-off of certain costs related to a show that ended its run in Las Vegas in April 2011.

Property charges and other for the year ended December 31, 2010 include a contract termination payment of $14.9 million related to a management contract for certain of the nightclubs at Wynn Las Vegas and miscellaneous renovations, abandonments and gain/loss on sale of equipment at our resorts.

Other Non-Operating Costs and Expenses. Interest income was $7.7 million and $2.5 million for the years ended December 31, 2011 and 2010, respectively. During 2011 and 2010, our short-term investment strategy has been to preserve capital while retaining sufficient liquidity. While the majority of our short-term investments were primarily in money market accounts, U.S. Treasury Bills and time deposits with a maturity of three months or less, beginning in May 2011 we have invested in certain corporate bond securities and commercial paper which contributed to the increase in interest income.

Interest expense was $229.9 million, net of capitalized interest of $0, for the year ended December 31, 2011, compared to $222.9 million, net of capitalized interest of $7.2 million, for the year ended December 31, 2010. Our interest expense increased compared to the prior year primarily due to a decrease in interest capitalized and an increase in interest rates on our first mortgage notes, offset by a decrease in amounts outstanding under our Wynn Las Vegas and Wynn Macau bank credit revolving facilities compared to the prior year.

Changes in the fair value of our interest rate swaps are recorded as an increase (decrease) in swap fair value in each period. We recorded a gain of $14.2 million for the year ended December 31, 2011, resulting from the increase in the fair value of our interest rate swaps from December 31, 2010 to December 31, 2011. For the year ended December 31, 2010, we recorded an expense of $0.9 million resulting from the decrease in the fair value of interest rate swaps between December 31, 2009 and December 31, 2010. For further information on our interest rate swaps, see "Quantitative and Qualitative Disclosures about Market Risk."

In April 2010, we completed an exchange offer for a portion of our outstanding 6⅝% First Mortgage Notes (the "2014 Notes"). In connection with that exchange offer, the direct costs incurred with third parties of $4.4 million were expensed. In August 2010, we completed a tender offer for the then outstanding 2014 Notes and subsequent call of all the remaining amounts once the tender was completed. In connection with this transaction, we recorded a loss on extinguishment of debt of $63 million. This included the tender offer consideration, the call premium and the related write-off of the unamortized debt issue costs and original issue discount.

Income Taxes. For the year ended December 31, 2011, we recorded a tax benefit of $19.5 million. Our income tax benefit is primarily related to tax benefits resulting from an increase in our deferred tax assets, a decrease in our liability for uncertain tax positions as the result of the statute of limitations lapse reduced by foreign taxes assessable on the dividends of Wynn Macau, S.A. and foreign tax provisions related to our international marketing offices. Since June 30, 2010, we have no longer considered our portion of the tax earnings and profits of Wynn Macau, Limited to be permanently invested. No additional U.S. tax provision has been made with respect to amounts not considered permanently invested as we anticipate that U.S. foreign tax credits should be sufficient to eliminate any U.S. tax provision relating to such repatriation. To the extent that book earnings exceed the tax earnings and profits of Wynn Macau, Limited, such excess is considered permanently invested. For the years ended December 31, 2011 and 2010, we recognized income tax benefits related to excess tax deductions associated with stock compensation costs of $11.2 million and $10.5 million, respectively.

Effective September 6, 2006, Wynn Macau, S.A. received a 5-year exemption from Macau's 12% Complementary Tax on casino gaming profits. On November 30, 2010, Wynn Macau, S.A. received an additional 5-year exemption through December 31, 2015. Accordingly, we were exempted from the payment of approximately $82.7 million and $64.4 million in such taxes for the years ended December 31, 2011 and 2010, respectively. Our non-gaming profits remain subject to the Macau Complementary Tax and casino winnings remain subject to the Macau Special Gaming tax and other levies at a rate totaling 39% in accordance with our concession agreement.

During the year ended December 31, 2011, Wynn Macau, S.A. received the results of the Macau Finance Bureau's examination of its 2006 and 2007 Macau Complementary Tax returns and filed an appeal related to the examination's disallowance of certain deductions claimed in its 2006 Macau Complementary Tax Return. In August 2011, the 2006 Macau tax issues under appeal were resolved. As part of the settlement, the Company paid $1.1 million in Macau Complementary Tax substantially all of which was provided for in prior years. As the result of the resolution of these Macau tax issues and expiration of the statute of limitations for 2006 Macau Complementary Tax assessments on December 31, 2011, the total amount of unrecognized tax benefits decreased $10.8 million.

During 2010, we received the results of an IRS examination of our 2006 through 2008 U.S. income tax returns and filed an appeal of the examination's findings with the Appellate division of the IRS. In connection with that appeal, we agreed to extend the statute of limitations for our 2006 and 2007 U.S. income tax returns to December 31, 2012. The issues under examination in these years are temporary differences and relate to the treatment of discounts extended to Las Vegas casino customers gambling on credit, the deduction of certain costs incurred during the development and construction of Encore at Wynn Las Vegas and the appropriate tax depreciation recovery periods applicable to certain assets. Upon the settlement of these issues, unrecognized tax benefits could decrease by $0 to $54 million. The resolution of the 2006, 2007 and 2008 examination is not expected to result in any significant cash payment but rather the utilization of a portion of our foreign tax credit carryforward.

During the fourth quarter of 2010, the IRS commenced an examination of our 2009 U.S. income tax return. We believe that our liability for uncertain tax positions related to the period covered by the examination is adequate. The resolution of the 2009 IRS examination is not expected to result in any significant cash payment, but rather the utilization of a portion of our foreign tax credit carryforward.

During October 2011, the IRS began an examination of our 2010 U.S. income tax return. Since the examination is in its initial stages we are unable to determine if it will be concluded within the next twelve months. We believe our liability for uncertain tax positions related to the period covered by this examination is adequate.

We are participating in the IRS Compliance Assurance Program ("CAP") for the 2011 tax year. Under the CAP program, the IRS and the taxpayer work together in a pre-filing environment to examine transactions and issues and thus complete the tax examination before the tax return is filed. Participation in this program should enable us to reduce time spent on tax administration and enhance tax reserve and financial statement reporting integrity. In January 2012, we received notification that we had been accepted into the IRS CAP for the 2012 tax year.

Net Income Attributable to Noncontrolling Interests. In October 2009, Wynn Macau, Limited, an indirect wholly-owned subsidiary, listed its ordinary shares of common stock on The Stock Exchange of Hong Kong Limited. Wynn Macau, Limited sold 1,437,500,000 shares (27.7%) of its common stock through an initial public offering. We recorded net income attributable to noncontrolling interests of $211.7 million for the year ended December 31, 2011, compared to $156.5 million for the year ended December 31, 2010. This represents the noncontrolling interests' share of net income from Wynn Macau, Limited for each year.

Financial Results for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Revenues. Net revenues for the year ended December 31, 2010 are comprised of $3,245.1 million in casino revenues (77.5% of total net revenues) and $939.6 million of net non-casino revenues (22.5% of total net revenues). Net revenues for the year ended December 31, 2009 were comprised of $2,206.8 million in casino revenues (72.5% of total net revenues) and $838.8 million of net non-casino revenues (27.5% of total net revenues).

Casino revenues are comprised of the net win from our table games and slot machine operations. Casino revenues for the year ended December 31, 2010 of approximately $3,245.1 million represents a $1,038.3 million (or 47%) increase from casino revenues of $2,206.8 million for the year ended December 31, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Las Vegas Operations experienced a $28.5 million increase in casino revenues compared to the prior year due to a 3.4% increase in drop and an increase in our average table games win percentage. Our average table games win percentage (before discounts) for the year ended December 31, 2010 was 22.2% which was within the expected range of 21% to 24% and compares to 20.2% for the prior year. Slot handle at our Las Vegas Operations decreased 18.3% compared to the prior year; however, slot win decreased only 6.9% as more play shifted to higher hold machines.

Casino revenues at our Macau Operations increased $1,009.8 million during the year ended December 31, 2010, compared to the prior year. We experienced a 77.8% increase in the VIP revenue segment due to a 68.0% increase in turnover. Our win as a percent of turnover was 3.0%, which is at the high end of the expected range of 2.7% to 3.0%, and compares to 2.9% in the prior year. In November 2009 we added two new private gaming salons with 29 VIP tables and on April 21, 2010 we added 37 VIP tables with the opening of Encore at Wynn Macau, which helped drive some of the growth in our VIP segment during the year ended December 31, 2010 compared to the prior year. Our VIP casino segment win as a percent of turnover includes a nominal beneficial effect attributable to non-rolling chip play. In our general casino, drop increased 17.4% when compared to the prior year and the average table games win percentage was 23.6%, which is above the expected range of 19% to 21%. The average table game win percentage for the year ended December 31, 2009 was 21.9%. Slot handle increased 23.8% compared to the prior year primarily due to the opening of Encore at Wynn Macau and slot win increased by 29.8%.

For the year ended December 31, 2010, room revenues were approximately $400.3 million, an increase of $22.8 million compared to prior year room revenue of $377.5 million. Room revenue at our Las Vegas Operations decreased approximately $12.7 million compared to the prior year. In Las Vegas, we continued to experience a decrease in room rates during the year ended December 31, 2010, compared to the year ended December 31, 2009. We believe this was due to the economic conditions in the U.S. and the increased capacity in the Las Vegas market including the opening of a new large scale casino hotel in Las Vegas in December 2009. In addition, in July 2010, we commenced a project to remodel all of the rooms at Wynn Las Vegas. Accordingly, we had 3.8% fewer room nights available during the year ended December 31, 2010 which had a negative impact on our room revenues in Las Vegas. This room remodel was completed in the second quarter of 2011. Room revenue at our Macau Operations increased approximately $35.5 million due to the 414 additional suites added with Encore at Wynn Macau and an increase in the average daily room rate compared to the prior year.

The table below sets forth key operating measures related to room revenue.

	Years Ended December 31,	
	2010	2009
Average Daily Rate		
Las Vegas	$ 210	$ 217
Macau	291	266
Occupancy		
Las Vegas	88.0%	85.2%
Macau	87.8%	87.5%
REVPAR		
Las Vegas	$ 185	$ 185
Macau	256	233

Other non-casino revenues for the year ended December 31, 2010 included food and beverage revenues of approximately $488.1 million, retail revenues of approximately $214.6 million, entertainment revenues of approximately $72 million, and other revenues from outlets such as the spa and salon of approximately $67.7 million. Other non-casino revenues for the year ended December 31, 2009 included food and beverage revenues of approximately $436.4 million, retail revenues of approximately $165.1 million, entertainment revenues of approximately $57.1 million, and other revenues from outlets, including the spa and salon, of approximately $66.2 million. Food and beverage revenues at our Las Vegas Operations increased approximately $31.4 million, while our Macau Operations increased $20.3 million, as compared to the prior year. The increase in Las Vegas is due primarily to business in our nightclubs including the opening of the Encore Beach Club and Surrender Nightclub in May 2010. The increase in Macau is primarily due to the opening of Encore at Wynn Macau and increased visitation to our resort. Retail revenues at our Macau Operations increased $52.2 million, offset by a decrease of $2.7 million in Las Vegas. The increase in Macau is due primarily to increased sales at several outlets, the opening of Wynn and Co. Watches and Jewelry in November 2009, which sells Cartier and Jaeger Le Coultre products, and new outlets at Encore at Wynn Macau including Chanel, Piaget and Cartier. Entertainment revenues increased over the prior year primarily due to performances by Garth Brooks in the Encore Theater in Las Vegas which commenced in December 2009, as well as increased revenue from our "Le Rêve" show.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Departmental, Administrative and Other Expenses. During the year ended December 31, 2010, departmental expenses included casino expenses of $2,100.1 million, room expenses of $122.3 million, food and beverage expenses of $272.7 million, and entertainment, retail and other expenses of $204.6 million. Also included are general and administrative expenses of approximately $391.3 million and approximately $28.3 million charged as a provision for doubtful accounts receivable. During the year ended December 31, 2009, departmental expenses included casino expenses of $1,460.1 million, room expenses of $111.6 million, food and beverage expenses of $252.7 million, and entertainment, retail and other expenses of $166.6 million. Also included are general and administrative expenses of approximately $365.1 million and approximately $13.7 million charged as a provision for doubtful accounts receivable. Casino expenses have increased during the year ended December 31, 2010 due primarily to an increase in casino revenues especially at our Macau Operations where we incur a gaming tax and other levies at a rate totaling 39% in accordance with our concession agreement. Room expenses increased during the year ended December 31, 2010 compared to the prior year, primarily due to increased customer acquisition and marketing costs and the opening of Encore at Wynn Macau in April 2010. Food and beverage expenses increased commensurate with the increase in revenue.

Entertainment, retail and other expense increased primarily as a result of performances by Garth Brooks in the Encore Theater at Wynn Las Vegas and increased retail sales in Macau as noted above. General and administrative expenses increased primarily due to higher spending associated with corporate activities. The provision for doubtful accounts receivable increased $14.6 million due to an increase in credit issuances commensurate with the increase in business volume.

Pre-Opening Costs. During the year ended December 31, 2010, we incurred $9.5 million of pre-opening costs compared to $1.8 million during the year ended December 31, 2009. Pre-opening costs incurred during the year ended December 31, 2010, primarily related to Encore at Wynn Macau which opened on April 21, 2010, and the Encore Beach Club and Surrender Nightclub which opened in Las Vegas on May 28, 2010.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2010, was $405.6 million compared to $410.5 million for the year ended December 31, 2009. This decrease is primarily due to assets with a 5-year life being fully depreciated as of April 2010 at Wynn Las Vegas, offset by depreciation of the assets of Encore at Wynn Macau which were placed into service in April 2010 and the assets of the Encore Beach Club which were placed into service in May 2010.

During the construction of our resorts, costs incurred in the construction of the buildings, improvements to land and the purchases of assets for use in operations were capitalized. Once these resorts opened, their assets were placed into service and we began recognizing the associated depreciation expense. Depreciation expenses will continue throughout the estimated useful lives of these assets. In addition, we continually evaluate the useful life of our property and equipment, intangibles and other assets and adjust them when warranted.

The maximum useful life of assets at our Macau Operations is the remaining life of the gaming concession or land concession, which currently expire in June 2022 and August 2029, respectively. Consequently, depreciation related to our Macau Operations is charged on an accelerated basis when compared to our Las Vegas Operations.

Property Charges and Other. Property charges and other generally include costs related to the retirement of assets for remodels and asset abandonments. Property charges and other for the year ended December 31, 2010, were $25.2 million compared to $28.5 million for the year ended December 31, 2009. Property charges and other for the year ended December 31, 2010 include a contract termination payment of $14.9 million related to a management contract for certain of the nightclubs at Wynn Las Vegas and Encore at Wynn Las Vegas and miscellaneous renovations, abandonments and gain/loss on sale of equipment at Wynn Las Vegas and Wynn Macau. Property charges and other for the year ended December 31, 2009 include a $16.7 million charge for the abandonment of the front porte-cochere at Encore at Wynn Las Vegas to make way for the Encore Beach Club, the write-off of $6.8 million of aircraft purchase deposits and $5 million related to miscellaneous renovations, abandonments and loss on sale of equipment.

In response to our evaluation of our resorts and the reactions of our guests, we continue to remodel and make enhancements at our resorts.

Other Non-Operating Costs and Expenses. Interest income was $2.5 million and $1.7 million for the years ended December 31, 2010 and 2009, respectively. During 2010 and 2009, our short-term investment strategy has been to preserve capital while retaining sufficient liquidity. Accordingly, our short-term investments include primarily money market funds, U.S. Treasury Bills and time deposits with a purchase maturity of three months or less.

Interest expense was $222.9 million, net of capitalized interest of $7.2 million, for the year ended December 31, 2010, compared to $211.4 million, net of capitalized interest of $10.7 million, for the year ended December 31, 2009. Our interest expense increased approximately $11.5 million primarily due to interest expense for the Wynn Las Vegas $500 million 7⅞% First Mortgage Notes issued in October 2009 and the increased rate on our remaining Wynn Las Vegas first mortgage notes as discussed below, offset partially by the payoff of the Wynn Resorts term loan in June 2009 and reduction in amounts outstanding under the Wynn Las Vegas and Wynn Macau bank revolving credit facilities compared to the prior year.

Changes in the fair value of our interest rate swaps are recorded as an increase (decrease) in swap fair value in each year. We recorded an expense of approximately $0.9 million for the year ended December 31, 2010 resulting from the decrease in the fair value of our interest rate swaps from December 31, 2009 to December 31, 2010. During the year ended December 31, 2009 we recorded an expense of $2.3 million resulting from the decrease in the fair value of interest rate swaps between December 31, 2008 and December 31, 2009. For further information on our interest rate swaps, see "Quantitative and Qualitative Disclosures about Market Risk."

Management's Discussion and Analysis of Financial Condition and Results of Operations

In April 2010, we completed an exchange offer for a portion of the Wynn Las Vegas 6⅝% First Mortgage Notes due 2014 ("the 2014 Notes"). In connection with that exchange offer, the direct costs incurred with third parties of $4.4 million were expensed. Also, in connection with our July 2010 tender offer for the then outstanding 2014 Notes and subsequent call of all the remaining amounts once the tender was completed, we recorded a loss on extinguishment of debt of $63 million. This included the tender offer consideration, the call premium and the related write-off of the unamortized debt issue costs and original issue discount.

During the year ended December 31, 2009, we recorded a gain on early extinguishment of debt of $18.7 million as a result of several debt retirements. We purchased and retired outstanding loans of $375 million under the Wynn Resorts Term Loan Facility at a discounted price of 97.25%. In connection with this transaction, we recognized an $8.8 million gain on early retirement of debt, net of the write-off of unamortized debt issue cost. During this same period, we purchased $65.8 million face amount of the 2014 Notes through open market purchases at a discount. This transaction resulted in a gain on early extinguishment of debt of $13.7 million, net of the write-off of unamortized debt discount and debt issue costs. We participated in the April 2010 tender offer noted above with respect to $35.8 million of these notes and accordingly, as of December 31, 2011 and 2010, Wynn Resorts holds $30 million of this debt which has not been contributed to its wholly-owned subsidiary, Wynn Las Vegas. For accounting purposes these notes were treated as having been extinguished by Wynn Resorts in 2009. In October 2009, we purchased loans through an offer to purchase loans outstanding under the Wynn Las Vegas credit agreement, with a face value of $87.6 million for $84.4 million, reflecting a discounted price of 96.37%. In connection with this transaction, we recognized a net gain of approximately $2.1 million on early retirement of debt. Offsetting these gains was the write-off of debt issue costs of approximately $5.9 million related to permanent reductions in our bank credit facility.

Income Taxes. During the year ended December 31, 2010, we recorded a tax expense of $20.4 million. Our provision for income taxes was primarily comprised of increases in our foreign and domestic valuation allowances relating to foreign tax loss carryforwards, other foreign deferred tax assets and U.S. foreign tax credits not considered more likely than not realizable in the future. The tax provision recorded for the valuation allowance increases was reduced by an income tax benefit recorded for the loss from our U.S. operations. As of June 30, 2010, we no longer consider our portion of the tax earnings and profits of Wynn Macau, Limited to be permanently reinvested. No additional U.S. tax provision has been made with respect to this amount as we anticipate that U.S. foreign tax credits should be sufficient to eliminate any U.S. tax provision relating to such repatriation. Prior to this change, our earnings attributable to periods after September 2009, were considered permanently reinvested abroad. The decrease in our current deferred tax liability was primarily attributable to the repatriation of $1.14 billion of Wynn Macau, Limited IPO proceeds not considered permanently reinvested. During the year ended December 31, 2010, we recognized income tax benefits related to excess tax deductions associated with stock-based compensation costs of $10.5 million.

Effective September 6, 2006, Wynn Macau S.A. received a 5-year exemption from Macau's 12% Complementary Tax on casino gaming profits. Accordingly, we were exempted from the payment of $64.4 million in such taxes for the year ended December 31, 2010. Our non-gaming profits remain subject to the Macau Complementary Tax and casino winnings remain subject to the Macau Special Gaming tax and other levies at a rate totaling 39% in accordance with our concession agreement. On November 30, 2010, Wynn Macau S.A. received an additional 5-year exemption from Macau's 12% Complementary Tax on casino gaming profits to December 31, 2015.

Net Income Attributable to Noncontrolling Interests. In October 2009, Wynn Macau, Limited, our indirect wholly-owned subsidiary and the developer, owner and operator of Wynn Macau, listed its ordinary shares of common stock on The Stock Exchange of Hong Kong Limited. Wynn Macau, Limited sold 1,437,500,000 shares (27.7%) of its common stock through an initial public offering. We recorded net income attributable to noncontrolling interests of $156.5 million for the year ended December 31, 2010, compared to $18.5 million for the period October 9, 2009, the date of the initial public offering, to December 31, 2009. This represents the noncontrolling interests' share of net income from Wynn Macau, Limited.

Adjusted Property EBITDA

We use adjusted property EBITDA to manage the operating results of our segments. Adjusted property EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, corporate expenses, stock-based compensation, and other non-operating income and expenses, and includes equity in income from unconsolidated affiliates. Adjusted property EBITDA is presented exclusively as a supplemental disclosure because we believe that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. We use adjusted property EBITDA as a measure of the operating performance of our segments and to compare the operating performance of our properties with those of our competitors. We also present adjusted property EBITDA because it is used by some investors as a way to measure a company's ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles ("GAAP"). In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including us, have historically excluded from their EBITDA calculations pre-opening expenses, property charges and corporate expenses that do not relate to the management of specific casino properties. However, adjusted property EBITDA should not be considered as an alternative to operating income as an indicator of our performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, adjusted property EBITDA does not include depreciation or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted property EBITDA. Also, our calculation of adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table (amounts in thousands) summarizes adjusted property EBITDA for our Las Vegas and Macau Operations as reviewed by management and summarized in "Notes to Consolidated Financial Statement—Segment Information." That footnote also presents a reconciliation of adjusted property EBITDA to net income.

	Years Ended December 31,		
	2011	2010	2009
Las Vegas	**$ 439,036**	$ 270,299	$244,065
Macau	**1,196,232**	892,686	502,087
Total adjusted property EBITDA	**$1,635,268**	$1,162,985	$746,152

During 2011, the economic environment in the gaming and hotel markets in Las Vegas began to improve with increased levels of gaming revenue, visitation and hotel room demand. While these gaming and hotel statistics have increased from prior year levels, uncertainty still exists in the Las Vegas market. During 2011, the average daily room rate increased 10.7%, visitation increased 4.3% to 38.9 million visitors, and Las Vegas Strip gaming revenues increased 5.1%, all as compared to the year ended December 31, 2010. During 2010, the average daily room rate increased 2%, visitation increased 2.7% to 37.3 million visitors, and Las Vegas Strip gaming revenues increased 4.5%, all as compared to the year ended December 31, 2009.

For 2011, our Las Vegas Operations benefited from increased gaming volumes, a higher than normal table games win percentage, improved ADR, and an overall increase in all other revenue streams including food and beverage, entertainment and retail. While we experienced a slight decrease in our occupancy compared to the prior year, we were able to achieve an increase in ADR as we adjusted rates to attract a higher quality customer who would take advantage of all aspects of our resort. While we benefited from higher win percentages on our table games and higher non-casino revenues for the year, the economic environment in the Las Vegas market is still uncertain.

Our Macau Operations' adjusted property EBITDA has increased as the Macau market continues to grow and as a result of our expansion of that resort as detailed in the discussions above regarding our results of operations.

Liquidity and Capital Resources

Cash Flow from Operations

Our operating cash flows primarily consist of our operating income generated by our Las Vegas and Macau operations (excluding depreciation and other non-cash charges), interest paid, and changes in working capital accounts such as receivables, inventories, prepaid expenses, and payables. Our table games play both in Macau and Las Vegas is a mix of cash play and credit play, while our slot machine play is conducted primarily on a cash basis. A portion of our table games revenue is attributable to the play of a limited number of premium international customers that gamble on credit. The ability to collect these gaming receivables may impact our operating cash flow for the period. Our rooms, food and beverage, and entertainment, retail, and other revenue is conducted primarily on a cash basis or as a trade receivable. Accordingly, operating cash flows will be impacted by changes in operating income and accounts receivables.

Net cash provided from operations for the year ended December 31, 2011 was $1.5 billion compared to $1.1 billion provided by operations for the year ended December 31, 2010. This increase is primarily due to the increase in operating income as a result of increased operating department profitability at both our Las Vegas Operations and our Macau Operations, especially in the casino, room and food and beverage departments. Offsetting this increase was the impact of ordinary working capital changes primarily driven by customer deposits and accounts receivable and an increase in cash paid for interest of $49.5 million.

Capital Resources

We require a certain amount of cash on hand for operations. At December 31, 2011, we had approximately $1.3 billion of cash and cash equivalents available for operations, debt service and retirement, development activities, general corporate purposes and enhancements to our resorts. Of this amount $663.5 million was held by Wynn Macau, Limited and its subsidiaries of which we own 72.3%. If repatriated to the U.S., substantially all of our portion of such cash would be subject to U.S. tax in the year of repatriation. Cash balances held by Wynn Resorts, Limited, which is not a guarantor of the debt of its subsidiaries, was $378.5 million. We also have available-for-sale investments in foreign and domestic debt securities with maturities of 1 to 3 years totaling $213.6 million.

In addition, as of December 31, 2011, we had approximately $351.1 million of availability under our Wynn Las Vegas Revolving Credit Facility and approximately $849.6 million of availability under our Wynn Macau Senior Revolving Credit Facility. Debt maturities in 2012 are $407.9 million.

We believe that cash flow from operations, availability under our bank credit facilities and our existing cash balances will be adequate to satisfy our anticipated uses of capital during 2012. If any additional financing became necessary, we cannot provide assurance that future borrowings will be available.

Cash and cash equivalents include investments in money market funds, domestic and foreign bank time deposits and commercial paper, all with maturities of less than 90 days.

Investing Activities

Capital expenditures were approximately $184.1 million, $283.8 million and $540.9 million for the years ended December 31, 2011, 2010 and 2009. For 2011, our capital expenditures primarily relate to the room and suite remodel at Wynn Las Vegas, a new high limit slot salon, new Las Vegas Tower Suites lobby and lounge and other property remodels. In addition, 2011 includes a $62.5 million initial payment pursuant to the terms of a draft land concession in Macau. For 2010 and 2009, our capital expenditures relate primarily to the construction cost associated with Encore at Wynn Macau, which opened in April 2010, the Encore Beach Club and Surrender Nightclub, which opened in May 2010 and final costs associated with Encore at Wynn Las Vegas, which opened in December 2008.

During the year ended December 31, 2011, we invested $316.5 million in corporate debt securities and commercial paper.

Financing Activities

Las Vegas Operations. As of December 31, 2011, our Wynn Las Vegas credit facilities, as amended, consisted of a $108.5 million revolving credit facility due July 2013, and a $258.4 million revolving credit facility due July 2015 (together the "Wynn Las Vegas Revolver"), and a fully drawn $40.3 million term loan facility due August 2013 and a fully drawn $330.6 million term loan facility due August 2015 (together the "Wynn Las Vegas Term Loan"). The Wynn Las Vegas Revolver and the Wynn Las Vegas Term Loan are together referred to as the "Wynn Las Vegas Credit Facilities." During the year ended December 31, 2011, we repaid $20.1 million of borrowings under the Wynn Las Vegas Revolver and $4 million under the Wynn Las Vegas Term Loan. As of December 31, 2011, the Wynn Las Vegas Term Loan was fully drawn and we had no borrowings outstanding under the Wynn Las Vegas Revolver. We had $15.8 million of outstanding letters of credit that reduce availability for borrowing under the Wynn Las Vegas Revolver. Accordingly, we had availability of $351.1 million under the Wynn Las Vegas Revolver as of December 31, 2011.

Loans under the Wynn Las Vegas Credit Facilities bear interest at fluctuating rates, based on either LIBOR or an alternative base rate, plus an applicable margin. As of December 31, 2011, the applicable margin for LIBOR loans under the Wynn Las Vegas Revolver and the Wynn Las Vegas Term Loan due August 17, 2015 was 3.0%, and the applicable margin for LIBOR loans under the Wynn Las Vegas Term Loan due August 15, 2013 was 1.875%. Base Rate Loans bear interest at (a) the greatest of (i) the rate most recently announced by Deutsche Bank as its "prime rate," (ii) the Federal Funds Rate plus 1/2 of 1% per annum, and (iii) in the case of a Wynn Las Vegas Revolver loan the one month Eurodollar rate; plus (b) a borrowing margin of 2.0% for Wynn Las Vegas Revolver loans and 0.875% for Wynn Las Vegas Term Loans. Interest on Base Rate Loans will be payable quarterly in arrears. Wynn Las Vegas, LLC also pays, quarterly in arrears, 1.0% per annum on the daily average of unused commitments under the Wynn Las Vegas Revolver.

In addition to scheduled amortization payments, Wynn Las Vegas, LLC is required to make mandatory prepayments of indebtedness under the Wynn Las Vegas Credit Facilities from the net proceeds of all debt offerings (other than those constituting certain permitted debt). Wynn Las Vegas, LLC is also required to make mandatory repayments of indebtedness under the Wynn Las Vegas Credit Facilities from specified percentages of excess cash flow, which percentages may decrease and/or be eliminated based on Wynn Las Vegas, LLC's leverage ratio. For 2012, Wynn Las Vegas, LLC expects to make a mandatory repayment of approximately $88 million in March pursuant to this provision of the Wynn Las Vegas Credit Facilities. Wynn Las Vegas, LLC has the option to prepay all or any portion of the indebtedness under the Wynn Las Vegas Credit Facilities at any time without premium or penalty.

The Wynn Las Vegas Credit Facilities contain customary negative covenants and financial covenants, including, but not limited to, negative covenants that restrict Wynn Las Vegas, LLC's ability to: incur additional indebtedness, including guarantees; create, incur, assume or permit to exist liens on property and assets; declare or pay dividends and make distributions or restrict the ability of Wynn Las Vegas, LLC's subsidiaries to pay dividends and make distributions; engage in mergers, investments and acquisitions; enter into transactions with affiliates; enter into sale-leaseback transactions; execute modifications to material contracts; engage in sales of assets; make capital expenditures; and make optional prepayments of certain indebtedness. The financial covenants include maintaining a Consolidated Interest Coverage Ratio, as defined, not less than 1.00 to 1 as of December 31, 2011. Management believes that Wynn Las Vegas, LLC was in compliance with all covenants at December 31, 2011. The Consolidated Interest Coverage Ratio remains at 1.00 to 1 through June 2013. As of December 31, 2011, approximately $1 billion of net assets of Wynn Las Vegas, LLC were restricted from being distributed under the terms of its long-term debt.

As of December 31, 2011, we had the following first mortgage notes outstanding:

7⅞% First Mortgage Notes due 2017. In October 2009, Wynn Las Vegas, LLC and Wynn Las Vegas Capital Corp. (together the "Issuers") issued, in a private offering, $500 million aggregate principal amount of 7⅞% First Mortgage Notes due November 1, 2017 (the "2017 Notes") at a price of 97.823% of the principal amount. Interest is due on the 2017 Notes on May 1st and November 1st of each year. Commencing November 1, 2013, the 2017 Notes are redeemable at the Issuer's option at a price equal to 103.938% of the principal amount redeemed and the premium over the principal amount declines ratably on November 1st of each year thereafter to zero on or after November 1, 2015. The 2017 Notes are senior secured obligations of the Issuers, guaranteed by certain of Wynn Las Vegas, LLC's subsidiaries and secured by a first priority lien on substantially all of the existing and future assets of the Issuers and guarantors, and a first priority lien on the equity interests of Wynn Las Vegas, LLC, all of which is the same collateral that secures borrowings under Wynn Las Vegas, LLC's credit facilities. The indenture governing the 2017 Notes contains customary negative covenants and financial covenants, including, but not limited to, negative covenants that restrict Wynn Las Vegas, LLC's ability to: pay dividends or distributions or repurchase equity; incur additional debt; make investments; create liens on assets to secure debt; enter into transactions with affiliates; enter into sale-leaseback transactions; merge or consolidate with another company; transfer and sell assets or create dividend and other payment restriction affecting subsidiaries.

7⅞% First Mortgage Notes due 2020. In April 2010, the Issuers issued, in a private offering, $352 million aggregate principal amount of 7⅞% First Mortgage Notes due May 1, 2020 (the "2020 Notes"). The 2020 Notes were issued pursuant to an exchange offer for previously issued notes that were to mature in December 2014. Interest is due on the 2020 Notes on May 1st and November 1st of each year. Commencing May 1, 2015, the 2020 Notes are redeemable at the Issuer's option at a price equal to 103.938% of the principal amount redeemed and the premium over the principal amount declines ratably on May 1st of each year thereafter to zero on or after May 1, 2018. The 2020 Notes rank *pari passu* in right of payment with borrowings under Wynn Las Vegas, LLC's credit facilities and 2017 Notes. The 2020 Notes are senior secured obligations of the Issuers, guaranteed by certain of Wynn Las Vegas, LLC's subsidiaries and secured by a first priority lien on substantially all of the existing and future assets of the Issuers and guarantors, and a first priority lien on the equity interests of Wynn Las Vegas, LLC, all of which is the same collateral that secures borrowings under Wynn Las Vegas, LLC's credit facilities and the 2017 Notes. The indenture governing the 2020 Notes contains customary negative covenants and financial covenants, including, but not limited to, negative covenants that restrict Wynn Las Vegas, LLC's ability to: pay dividends or distributions or repurchase equity; incur additional debt; make investments; create liens on assets to secure debt; enter into transactions with affiliates; enter into sale-leaseback transactions; merge or consolidate with another company; transfer and sell assets or create dividend and other payment restriction affecting subsidiaries.

7¾% First Mortgage Notes due 2020. In August 2010, the Issuers issued $1.32 billion aggregate principal amount of 7¾% first mortgage notes due August 15, 2020 (the "New 2020 Notes"). The New 2020 Notes were issued at par. The New 2020 Notes refinanced a previous note issue that was to mature in December 2014. Interest is due on the New 2020 Notes on February 15th and August 15th of each year. Commencing August 15, 2015, the New 2020 Notes are redeemable at the Issuer's option at a price equal to 103.875% of the principal amount redeemed and the premium over the principal amount declines ratably on August 15th of each year thereafter to zero on or after August 15, 2018. The New 2020 Notes rank *pari passu* in right of payment with borrowings under Wynn Las Vegas, LLC's credit facilities, the 2017 Notes and the 2020 Notes. The New 2020 Notes are senior secured obligations of the Issuers, guaranteed by certain of Wynn Las Vegas, LLC's subsidiaries and secured on an equal and ratable basis (with certain exceptions) by a first priority lien on substantially all of the existing and future assets of the Issuers and guarantors, and a first priority lien on the equity interests of Wynn Las Vegas, LLC, all of which is the same collateral that secures borrowings under Wynn Las Vegas, LLC's credit facilities, the 2017 Notes and the 2020 Notes. The indenture governing the New 2020 Notes contains customary negative covenants and financial covenants, including, but not limited to, negative covenants that restrict Wynn Las Vegas, LLC's ability to: pay dividends or distributions or repurchase equity; incur additional debt; make investments; create liens on assets to secure debt; enter into transactions with affiliates; enter into sale-leaseback transactions; merge or consolidate with another company; transfer and sell assets or create dividend and other payment restriction affecting subsidiaries.

Macau Operations. As of December 31, 2011, our Wynn Macau credit facilities, as amended, consisted of a $550 million equivalent fully-funded senior term loan facility (the "Wynn Macau Term Loan"), and a $1 billion equivalent senior revolving credit facility (the "Wynn Macau Revolver") in a combination of Hong Kong and U.S. dollars. The Wynn Macau Revolver and the Wynn Macau Term Loan are together referred to as the "Wynn Macau Credit Facilities." Wynn Macau, S.A. also has the ability to increase the total facilities by an additional $50 million pursuant to the terms and provisions of the Amended Common Terms Agreement. During the year ended December 31, 2011, we repaid $100.2 million of borrowings under the Wynn Macau Revolver in the first part of the year and borrowed $150.4 million in December 2011. Beginning in September 2011, quarterly payments became due under the Wynn Macau Term Loan and for 2011 the total amount repaid was $74 million. As of December 31, 2011, the Wynn Macau Term Loan was fully drawn, with total amounts outstanding of $477.3 million and we had $150.4 million in borrowings outstanding under the Wynn Macau Revolver. We had $849.6 million of availability under the Wynn Macau Revolver as of December 31, 2011.

The Wynn Macau Term Loan matures in June 2014, and the Wynn Macau Revolver matures in June 2012. The principal amount of the Wynn Macau Term Loan is required to be repaid in quarterly installments that commenced in September 2011, with $145.9 million due in 2012. Borrowings under the Wynn Macau Credit Facilities bear interest at LIBOR or the Hong Kong Interbank Offer Rate ("HIBOR") plus a margin which was 1.75% through September 30, 2010. Commencing in the fourth quarter of 2010, the Wynn Macau Credit Facilities are subject to a margin of 1.25% to 2.00% depending on Wynn Macau's leverage ratio at the end of each quarter. At December 31, 2011, the margin was 1.25% to 1.75%.

The Wynn Macau Credit Facilities contain a requirement that we must make mandatory repayments of indebtedness from specified percentages of excess cash flow. If the Wynn Macau subsidiary meets a Consolidated Leverage Ratio, as defined, of greater than 4.0 to 1, such repayment is defined as 50% of Excess Cash Flow, as defined. If the Consolidated Leverage Ratio is less than 4.0 to 1, then no repayment is required. Based on current estimates we do not believe that the Wynn Macau Consolidated Leverage Ratio during the year ending December 31, 2012 will exceed 4.0 to 1. Accordingly we do not expect to make any mandatory repayments pursuant to this requirement during 2012.

The Wynn Macau Credit Facilities contain customary covenants restricting certain activities including, but not limited to: the incurrence of additional indebtedness, the incurrence or creation of liens on any of its property, sales and leaseback transactions, the ability to dispose of assets, and make loans or other investments. In addition, Wynn Macau was required by the financial covenants to maintain a Leverage Ratio, as defined, of not greater than 3.50 to 1 as of December 31, 2011, and an Interest Coverage Ratio, as defined, of not less than 2.00 to 1. Management believes that Wynn Macau was in compliance with all covenants at December 31, 2011.

Wynn Resorts, Limited. In October 2009, Wynn Macau, Limited, our indirect wholly-owned subsidiary, listed its ordinary shares of common stock on The Stock Exchange of Hong Kong Limited. Through an initial public offering, including the over allotment, Wynn Macau, Limited sold 1,437,500,000 shares (27.7%) of its common stock. We received proceeds, net of related costs, of approximately $1.8 billion as a result of this transaction.

During the years ended December 31, 2011, 2010 and 2009, we paid cash dividends totaling $6.50 per share, $8.50 per share and $4.00 per share, respectively.

Our Board of Directors has authorized an equity repurchase program of up to $1.7 billion. The repurchase program may include repurchases from time to time through open market purchases, in privately negotiated transactions, and under plans complying with Rules 10b5-1 and 10b-18 under the Exchange Act. No share repurchases were made during the years ended December 31, 2010 or 2009. During 2011, the Company repurchased a total of 51,136 shares (6,160 shares during the fourth quarter) in satisfaction of tax withholding obligations on vested restricted stock. As of December 31, 2011, we had repurchased a total of 12,856,090 shares of our common stock for a net cost of $1.1 billion under the program.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Off Balance Sheet Arrangements. We have not entered into any transactions with special purpose entities nor do we engage in any derivatives except for previously discussed interest rate swaps. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity. At December 31, 2011, we had outstanding letters of credit totaling $15.8 million.

Contractual Obligations and Commitments

The following table summarizes our scheduled contractual commitments at December 31, 2011 (amounts in millions):

	Payments Due By Period				
	Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Long-term debt obligations	$407.9	$364.8	$254.7	$2,200.7	$3,228.1
Fixed interest payments	169.4	338.8	338.8	496.1	1,343.1
Estimated variable interest payments[1]	28.9	38.4	9.7	0.2	77.2
Operating leases	5.0	5.1	3.3	4.6	18.0
Construction contracts and commitments	62.6	17.8	2.0	—	82.4
Leasehold interest in land	13.4	57.2	46.7	—	117.3
Employment agreements	45.8	48.3	17.5	20.1	131.7
Other[2]	88.1	74.1	38.7	112.5	313.4
Total commitments	$821.1	$944.5	$711.4	$2,834.2	$5,311.2

(1) Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and LIBOR or HIBOR rates at December 31, 2011. Such rates are at historical lows as of December 31, 2011. Actual rates will vary.

(2) Other includes open purchase orders, commitments for an aircraft purchase, future charitable contributions, fixed gaming tax payments in Macau and other contracts. As further discussed in Note 15 "Income Taxes," of this report, we had $85.5 million of unrecognized tax benefits as of December 31, 2011. Due to the inherent uncertainty of the underlying tax positions, it is not practicable to assign this liability to any particular year and therefore it is not included in the table above as of December 31, 2011.

Other Liquidity Matters

Wynn Resorts is a holding company and, as a result, our ability to pay dividends is highly dependent on our ability to obtain funds and our subsidiaries' ability to provide funds to us. Restrictions imposed by our Wynn Las Vegas and Wynn Macau debt instruments significantly restrict our ability to pay dividends. Specifically, Wynn Las Vegas, LLC and certain of its subsidiaries are restricted under the indentures governing the 2017 Notes, the 2020 Notes and the New 2020 Notes from making certain "restricted payments" as defined in the indentures. These restricted payments include the payment of dividends or distributions to any direct or indirect holders of equity interests of Wynn Las Vegas, LLC. These restricted payments may not be made unless certain financial and non-financial criteria have been satisfied. The Wynn Las Vegas, LLC Credit Facilities contain similar restrictions. While the Wynn Macau Credit Facilities contains similar restrictions, Wynn Macau is currently in compliance with all requirements, namely satisfaction of its leverage ratio, which must be met in order to pay dividends and is presently able to pay dividends in accordance with the Wynn Macau Credit Facilities.

Wynn Las Vegas, LLC intends to fund its operations and capital requirements from operating cash flow and availability under the Wynn Las Vegas Revolver. We cannot assure you; however, that our Las Vegas Operations will generate sufficient cash flow from operations or the availability of additional indebtedness will be sufficient to enable us to service and repay Wynn Las Vegas, LLC's indebtedness and to fund its other liquidity needs. Similarly, we expect that Wynn Macau will fund Wynn Macau, S.A.'s debt service obligations with existing cash, operating cash flow and availability under the Wynn Macau Revolver. However, we cannot assure you that operating cash flows will be sufficient to do so. We may refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of the indebtedness on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. We continue to explore opportunities to develop additional gaming or related businesses in domestic and international markets. There can be no assurances regarding the business prospects with respect to any other opportunity. Any new development would require us to obtain additional financing. We may decide to conduct any such development through Wynn Resorts or through subsidiaries separate from the Las Vegas or Macau-related entities.

The Company's articles of incorporation provide that, to the extent required by the gaming authority making the determination of unsuitability or to the extent the Board of Directors determines, in its sole discretion, that a person is likely to jeopardize the Company's or any affiliate's application for, receipt of, approval for, right to the use of, or entitlement to, any gaming license, shares of Wynn Resorts' capital stock that are owned or controlled by an unsuitable person or its affiliates are subject to redemption by Wynn Resorts. The redemption price may be paid in cash, by promissory note or both, as required by the applicable gaming authority and, if not, as we elect. Any promissory note that we issue to an unsuitable person or its affiliate in exchange for its shares could increase our debt to equity ratio and would increase our leverage ratio.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On February 18, 2012, the Board of Directors of Wynn Resorts determined that Aruze USA, Inc., Universal Entertainment Corporation and Mr. Kazuo Okada are "unsuitable" under the provisions of Wynn Resorts' articles of incorporation and redeemed all of Aruze USA, Inc.'s 24,549,222 shares of Wynn Resorts' common stock. Pursuant to Wynn Resorts' articles of incorporation, Wynn Resorts issued the Redemption Price Promissory Note to Aruze USA, Inc. in redemption of the shares. For additional information on the redemption and the Redemption Price Promissory Note, see "Notes to Consolidated Financial Statements," Note 19 "Subsequent Events."

Critical Accounting Policies and Estimates

Management's discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America. A summary of our significant accounting policies are presented in Note 2 to the Consolidated Financial Statements. Certain of our accounting policies require management to apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates, including those relating to the estimated lives of depreciable assets, asset impairment, allowances for doubtful accounts, accruals for customer loyalty rewards, self-insurance, contingencies, litigation and other items. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates.

Development, Construction and Property and Equipment Estimates. During the construction and development of a resort, pre-opening or start-up costs are expensed when incurred. In connection with the construction and development of our resorts, significant start-up costs are incurred and charged to pre-opening costs through their respective openings. Once our resorts open, expenses associated with the opening of the resorts are no longer charged as pre-opening costs.

During the construction and development stage, direct costs such as those incurred for the design and construction of our resorts, including applicable portions of interest, are capitalized. Accordingly, the recorded amounts of property and equipment increase significantly during construction periods. Depreciation expense related to capitalized construction costs is recognized when the related assets are placed in service. Upon the opening of our resorts, we began recognizing depreciation expense on the resort's fixed assets.

The remaining estimated useful lives of assets are periodically reviewed.

Our leasehold interest in land in Macau under the land concession contract entered into in June 2004 is being amortized over 25 years, to the initial term of the concession contract, which currently terminates in August 2029. Depreciation on a majority of the assets comprising Wynn Macau commenced in September of 2006, when Wynn Macau opened. The maximum useful life of assets at Wynn Macau is deemed to be the remaining life of the land concession which currently expires in August 2029, or the gaming concession which currently expires in June 2022. Consequently, depreciation related to Wynn Macau will generally be charged over shorter periods when compared to Wynn Las Vegas.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income.

We also evaluate our property and equipment and other long-lived assets for impairment in accordance with applicable accounting standards. For assets to be disposed of, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist. In reviewing for impairment, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

Investments and Fair Value. We have made investments in domestic and foreign corporate debt securities and commercial paper. Our investment policy requires investments to be investment grade and limits the amount of exposure to any one issuer with the objective of minimizing the potential risk of principal loss. We determine the appropriate classification (held-to-maturity/available-for-sale) of our investments at the time of purchase and reevaluate such designation as of each balance sheet date. Our investments are reported at fair value, with unrealized gains and losses, net of tax, reported in other comprehensive income (loss). Adjustments are made for amortization of premiums and accretion of discounts to maturity computed under the effective interest method. Such amortization is included in interest income together with realized gains and losses and the stated interest on such securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We measure certain of our financial assets and liabilities, such as cash equivalents, available-for-sale securities and interest rate swaps, at fair value on a recurring basis pursuant to accounting standards for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. These accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

We obtain pricing information in determining the fair value of our available-for-sale securities from independent pricing vendors. Based on our inquiries, the pricing vendors use various pricing models consistent with what other market participants would use. The assumptions and inputs used by the pricing vendors are derived from market observable sources including: reported trades, broker/dealer quotes, issuer spreads, benchmark curves, bids, offers and other market-related data. We have not made adjustments to such prices. Each quarter, we validate the fair value pricing methodology to determine the fair value consistent with applicable accounting guidance and to confirm that the securities are classified properly in the fair value hierarchy. We also compare the pricing received from our vendors to independent sources for the same or similar securities.

Allowance for Estimated Doubtful Accounts Receivable. A substantial portion of our outstanding receivables relates to casino credit play. Credit play, through the issuance of markers, represents a significant portion of the table games volume at our Las Vegas Operations. While offered, the issuance of credit at our Macau Operations is less significant when compared to Las Vegas. Our goal is to maintain strict controls over the issuance of credit and aggressively pursue collection from those customers who fail to pay their balances in a timely fashion. These collection efforts may include the mailing of statements and delinquency notices, personal contacts, the use of outside collection agencies, and litigation. Markers issued at our Las Vegas Operations are generally legally enforceable instruments in the United States, and United States assets of foreign customers may be used to satisfy judgments entered in the United States.

The enforceability of markers and other forms of credit related to gaming debt outside of the United States varies from country to country. Some foreign countries do not recognize the enforceability of gaming-related debt, or make enforcement burdensome. We closely consider the likelihood and difficulty of enforceability, among other factors, when issuing credit to customers who are not residents of the United States. In addition to our internal credit and collection departments, located in both Las Vegas and Macau, we have a network of legal, accounting and collection professionals to assist us in our determinations regarding enforceability and our overall collection efforts.

As of December 31, 2011 and 2010, approximately 85% and 82%, respectively, of our casino accounts receivable were owed by customers from foreign countries, primarily in Asia. In addition to enforceability issues, the collectability of markers given by foreign customers is affected by a number of factors including changes in currency exchange rates and economic conditions in the customers' home countries.

We regularly evaluate our reserve for bad debts based on a specific review of customer accounts as well as management's prior experience with collection trends in the casino industry and current economic and business conditions. In determining our allowance for estimated doubtful accounts receivable, we apply industry standard reserve percentages to aged account balances and we specifically analyze the collectability of each account with a balance over a specified dollar amount, based upon the age, the customer's financial condition, collection history and any other known information. The standard reserve percentages applied are based on our historical experience and take into consideration current industry and economic conditions.

The following table presents key statistics related to our casino accounts receivable (amounts in thousands):

	December 31,	
	2011	2010
Casino accounts receivable	**$301,658**	$256,807
Allowance for doubtful casino accounts receivable	**$128,875**	$113,203
Allowance as a percentage of casino accounts receivable	**42.7%**	44.1%
Percentage of casino accounts receivable outstanding over 180 days	**30.1%**	31.2%

Our reserve for doubtful casino accounts receivable is based on our estimates of amounts collectible and depends on the risk assessments and judgments by management regarding realizability, the state of the economy and our credit policy. Our reserve methodology is applied similarly to credit extended at each of our resorts. As of December 31, 2011 and 2010, approximately 41.7% and 35.1%, respectively, of our outstanding casino account receivable balance originated at our Macau Operations.

At December 31, 2011, a 100 basis-point change in the allowance for doubtful accounts as a percentage of casino accounts receivable would change the provision for doubtful accounts by approximately $1.3 million.

As our customer payment experience evolves, we will continue to refine our estimated reserve for bad debts. Accordingly, the associated provision for doubtful accounts expense may fluctuate. Because individual customer account balances can be significant, the reserve and the provision can change significantly between periods as we become aware of additional information about a customer or changes occur in a region's economy or legal system.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Derivative Financial Instruments. We seek to manage our market risk, including interest rate risk associated with variable rate borrowings, through balancing fixed-rate and variable-rate borrowings and the use of derivative financial instruments. We account for derivative financial instruments in accordance with applicable accounting standards. Derivative financial instruments are recognized as assets or liabilities, with changes in fair value affecting net income. As of December 31, 2011, changes in our interest rate swap fair values are being recorded in our Consolidated Statements of Income, as the swaps do not qualify for hedge accounting.

We measure the fair value of our interest rate swaps on a recurring basis. We categorize our interest rate swap contracts as Level 2 in the hierarchy as described above. The fair value approximates the amount we would receive (pay) if these contracts were settled at the respective valuation dates. Fair value is estimated based upon current, and predictions of future, interest rate levels along a yield curve, the remaining duration of the instruments and other market conditions, and therefore is subject to significant estimation and a high degree of variability of fluctuation between periods. We adjust this amount by applying a non-performance valuation, considering our creditworthiness or the creditworthiness of our counterparties at each settlement date, as applicable.

Stock-Based Compensation. Accounting standards for stock-based payments establish standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services or incurs a liability in exchange for goods and services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. It requires an entity to measure the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize that cost over the service period. We use the Black-Scholes valuation model to value the equity instruments we issue. The Black-Scholes valuation model uses assumptions of expected volatility, risk-free interest rates, the expected term of options granted, and expected rates of dividends. Management determines these assumptions by reviewing current market rates, making industry comparisons and reviewing conditions relevant to our Company.

The expected volatility and expected term assumptions can significantly impact the fair value of stock options. We believe that the valuation techniques and the approach utilized to develop our assumptions are reasonable in calculating the fair value of the options we grant. We estimate the expected stock price volatility using a combination of implied and historical factors related to our stock price in accordance with applicable accounting standards. As our stock price fluctuates, this estimate will change. For example, a 10% change in the volatility assumption for the 25,200 options granted in 2011 would have resulted in an approximate $117,000 change in fair value. Expected term represents the estimated average time between the option's grant date and its exercise date. A 10% change in the expected term assumption for the 25,200 options granted in 2011 would have resulted in an approximate $20,000 change in fair value. These assumed changes in fair value would have been recognized over the vesting schedule of such awards.

Accounting standards also require the classification of stock compensation expense in the same financial statement line items as cash compensation, and therefore impacts our departmental expenses (and related operating margins), pre-opening costs and construction in progress for our development projects, and our general and administrative expenses (including corporate expenses).

Self-Insurance Reserves. We are self-insured up to certain limits for costs of employee health coverage (fully insured for employee health coverage beginning January 1, 2012), workers' compensation and general liability claims. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported. In estimating these accruals, we consider historical loss experience and make judgments about the expected level of costs per claim. Management believes the estimates of future liability are reasonable based upon its methodology; however, changes in healthcare costs, accident frequency and severity could materially affect the estimate for these liabilities.

Customer Loyalty Program. We offer a slot club program whereby customers may earn points based on their level of play that may be redeemed for free credit that must be replayed in the slot machine. We accrue a liability based on the points earned times the redemption value, less an estimate for breakage, and record a related reduction in casino revenue.

Slot Machine Jackpots. We do not accrue a liability for base jackpots because we have the ability to avoid payment of such as the slot machine can legally be removed from the gaming floor without payment of the base amount. Conversely, when we are unable to avoid payment of the jackpot (i.e., the incremental amount on a progressive machine) due to legal requirements, the jackpot is accrued as the obligation becomes unavoidable. This liability is accrued over the time period in which the incremental progressive jackpot amount is generated with a related reduction in casino revenue.

Income Taxes. We are subject to income taxes in the United States and other foreign jurisdictions where we operate. Accounting standards require the recognition of deferred tax assets, net of applicable reserves, and liabilities for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the income tax provision and deferred tax assets and liabilities is recognized in the results of operations in the period that includes the enactment date. Accounting standards require recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

As of December 31, 2011, we have a foreign tax credit carryover of $1,848 million and we have recorded a valuation allowance of $1,777 million against this asset based on our estimate of future realization. The foreign tax credits are attributable to the Macau special gaming tax which is 35% of gross gaming revenue in Macau. The U.S. taxing regime only allows a credit for 35% of "net" foreign source income. Due to our current operating history of U.S. losses, we currently do not rely on forecasted taxable income in order to support the utilization of the foreign tax credits. The estimated future foreign tax credit realization was based upon the estimated future taxable income from the reversal of "net" U.S. taxable temporary differences that we expect will reverse during the 10-year foreign tax credit carryover period. The amount of the valuation allowance is subject to change based upon the actual reversal of temporary differences and future taxable income exclusive of reversing temporary differences.

Our income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities in the locations where we operate. We assess potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. The accounting standards prescribe a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

Uncertain tax position accounting standards apply to all tax positions related to income taxes. These accounting standards utilize a two-step approach for evaluating tax positions. Recognition (Step I) occurs when the Company concludes that a tax position, based on its technical merits, is more likely than not to be sustained upon examination. Measurement (Step II) is only addressed if the position is deemed to be more likely than not to be sustained. Under Step II, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon settlement. Use of the term "more likely than not" is consistent with how that term is used in accounting for income taxes (i.e., likelihood of occurrence is greater than 50%).

Tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period that they meet the "more likely than not" standard. If it is subsequently determined that a previously recognized tax position no longer meets the "more likely than not" standard, it is required that the tax position is derecognized. Accounting standards for uncertain tax positions specifically prohibit the use of a valuation allowance as a substitute for derecognition of tax positions. As applicable, we recognize accrued penalties and interest related to unrecognized tax benefits in the provision for income taxes. During the year ended December 31, 2011, we recognized interest and penalties of approximately $40,000. During the years ended December 31, 2010 and 2009, we recognized no amounts for interest or penalties.

Effective September 6, 2006, we received a 5-year exemption from Macau's 12% Complementary Tax on casino gaming profits. On November 30, 2010, we received an additional 5-year exemption to December 31, 2015 related to this tax. Accordingly, during 2011 we were exempted from the payment of approximately $82.7 million in such taxes. Wynn Macau's non-gaming profits remain subject to the Macau Complementary Tax and Wynn Macau's casino winnings remain subject to the Macau Special Gaming tax and other levies in accordance with its concession agreement.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (the "FASB") issued an accounting standards update that is intended to align the principles for fair value measurements and the related disclosure requirements under GAAP and IFRS. From a GAAP perspective, the updates are largely clarifications and certain additional disclosures. The effective date for this update is for years, and the interim periods within those years, beginning after December 15, 2011. This update is not expected to have a material impact on our financial statements.

In June 2011, the FASB issued an accounting standards update that will require items of net income, items of other comprehensive income ("OCI") and total comprehensive income to be presented in one continuous statement or two separate but consecutive statements. This will make the presentation of items within OCI more prominent. Companies will no longer be allowed to present OCI in the statement of stockholders' equity. The effective date for this update is for years, and the interim periods within those years, beginning after December 15, 2011.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices.

Interest Rate Risks

One of our primary exposures to market risk is interest rate risk associated with our debt facilities that bear interest based on floating rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities." We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings supplemented by hedging activities as believed by us to be appropriate. We cannot assure you that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations.

The following table provides estimated future cash flow information derived from our best estimates of repayments at December 31, 2011 of our expected long-term indebtedness and related weighted average interest rates by expected maturity dates. However, we cannot predict the LIBOR or HIBOR rates that will be in effect in the future. As of December 31, 2011, such rates remain at historic lows. Actual rates will vary. The one-month LIBOR and HIBOR rates at December 31, 2011 of 0.295% and 0.341%, respectively, were used for all variable rate calculations in the table below.

The information is presented in U.S. dollar equivalents as applicable.

	Years Ending December 31, Expected Maturity Date						
(in millions)	2012	2013	2014	2015	2016	Thereafter	Total
Long-Term Debt:							
Fixed rate	—	—	—	—	—	$2,172.0	$2,172.0
Average interest rate	—	—	—	—	—	7.8%	7.8%
Variable rate	$407.9	$175.5	$189.4	$253.2	$ 1.4	$ 28.7	$1,056.1
Average interest rate	1.92%	1.69%	1.87%	3.29%	1.55%	1.55%	2.19%

Interest Rate Swap Information

We have entered into floating-for-fixed interest rate swap arrangements relating to certain of our floating-rate debt facilities. We measure the fair value of our interest rate swaps on a recurring basis. Changes in the fair values of our interest rate swaps for each reporting period recorded are, and will continue to be, recognized as an increase/(decrease) in swap fair value in our Consolidated Statements of Income, as the swaps do not qualify for hedge accounting.

Las Vegas Operations. As of December 31, 2011, we have one interest rate swap intended to hedge a portion of the underlying interest rate risk on borrowings under the Wynn Las Vegas Credit Facilities. Under this swap agreement, we pay a fixed interest rate of 2.485% on borrowings of $250 million incurred under the Wynn Las Vegas Credit Facilities in exchange for receipts on the same amount at a variable interest rate based on the applicable LIBOR at the time of payment. This interest rate swap fixes the interest rate on $250 million of borrowings under the Wynn Las Vegas Credit Facilities at approximately 5.485%. This interest rate swap agreement matures in November 2012.

Macau Operations. As of December 31, 2011, we have one interest rate swap intended to hedge a portion of the underlying interest rate risk on borrowings under the Wynn Macau Credit Facilities. Under this swap agreement we pay a fixed interest rate of 2.15% on borrowings of approximately HK$2.3 billion (approximately US$300 million) incurred under the Wynn Macau Credit Facilities in exchange for receipts on the same amount at a variable interest rate based on the applicable HIBOR at the time of payment. This interest rate swap fixes the interest rate on HK$2.3 billion (approximately US$300 million) of borrowings under the Wynn Macau Credit Facilities at approximately 3.4%. This interest rate swap agreement matures in June 2012.

We had two interest rate swap agreements to hedge a portion of the underlying interest rate risk on borrowings under the Wynn Macau Credit Facilities, both of which expired in August 2011. Under the first swap agreement, we paid a fixed interest rate of 3.632% on U.S. dollar borrowings of $153.8 million incurred under the Wynn Macau Credit Facilities in exchange for receipts on the same amount at a variable interest rate based on the applicable LIBOR at the time of payment. Under the second swap agreement, we paid a fixed interest rate of 3.39% on Hong Kong dollar borrowings of HK$991.6 million (approximately US$127 million) incurred under the Wynn Macau Credit Facilities in exchange for receipts on the same amount at a variable interest rate based on the applicable HIBOR at the time of payment. Until they expired in August 2011, these interest rate swaps fixed the interest rates on the U.S. dollar and the Hong Kong dollar borrowings under the Wynn Macau Credit Facilities at 4.88%–5.38% and 4.64%, respectively.

Summary of Historical Fair Values. The following table presents the historical liability fair values as of December 31, 2011 and 2010, of our interest rate swap arrangements (amounts in thousands):

	Las Vegas Operations	Macau Operations	Total Interest Rate Swaps
Liability Fair Value at:			
December 31, 2011	**$4,628**	**$ 2,670**	**$ 7,298**
December 31, 2010	$8,457	$12,992	$21,449

The fair value approximates the amount we would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based upon current, and predictions of future, interest rate levels along a yield curve, the remaining duration of the instruments and other market conditions, and therefore is subject to significant estimation and a high degree of variability of fluctuation between periods. We adjust this amount by applying a non-performance valuation, considering our creditworthiness or the creditworthiness of our counterparties at each settlement date, as applicable.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Other Interest Rate Swap Information. The following table provides information about our interest rate swaps, by contractual maturity dates, as of December 31, 2011 and using estimated future LIBOR and HIBOR rates based upon implied forward rates in the yield curve. The information is presented in U.S. dollar equivalents, which is our reporting currency:

	Years Ending December 31, Expected Maturity Date						
(in millions)	2012	2013	2014	2015	2016	Thereafter	Total
Average notional amount	$550.0	$—	$—	$—	$—	$—	$550.0
Average pay rate	2.35%	—	—	—	—	—	2.35%
Average receive rate	0.40%	—	—	—	—	—	0.40%

We do not use derivative financial instruments, other financial instruments or derivative commodity instruments for trading or speculative purposes.

Interest Rate Sensitivity. As of December 31, 2011, approximately 84% of our long-term debt was based on fixed rates, including the notional amounts related to interest rate swaps. Based on our borrowings as of December 31, 2011, an assumed 1% change in variable rates would cause our annual interest cost to change by $5.1 million.

Foreign Currency Risks. The currency delineated in Wynn Macau's concession agreement with the government of Macau is the Macau pataca. The Macau pataca, which is not a freely convertible currency, is linked to the Hong Kong dollar, and in many cases the two are used interchangeably in Macau. The Hong Kong dollar is linked to the U.S. dollar and the exchange rate between these two currencies has remained relatively stable over the past several years. However, the exchange linkages of the Hong Kong dollar and the Macau pataca, and the Hong Kong dollar and the U.S. dollar, are subject to potential changes due to, among other things, changes in Chinese governmental policies and international economic and political developments.

If the Hong Kong dollar and the Macau pataca are not linked to the U.S. dollar in the future, severe fluctuations in the exchange rate for these currencies may result. We also cannot assure you that the current rate of exchange fixed by the applicable monetary authorities for these currencies will remain at the same level.

Because many of Wynn Macau's payment and expenditure obligations are in Macau patacas, in the event of unfavorable Macau pataca or Hong Kong dollar rate changes, Wynn Macau's obligations, as denominated in U.S. dollars, would increase. In addition, because we expect that most of the revenues for any casino that Wynn Macau operates in Macau will be in Hong Kong dollars, we are subject to foreign exchange risk with respect to the exchange rate between the Hong Kong dollar and the U.S. dollar. Also, if any of our Macau-related entities incur U.S. dollar-denominated debt, fluctuations in the exchange rates of the Macau pataca or the Hong Kong dollar, in relation to the U.S. dollar, could have adverse effects on Wynn Macau's results of operations, financial condition, and ability to service its debt. To date, we have not engaged in hedging activities intended to protect against foreign currency risk.

As of December 31, 2011, in addition to Hong Kong dollars, Wynn Macau also holds other foreign currencies, primarily CNH (offshore renminbi).

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report on Form 10-K contains statements that are forward-looking, including, but not limited to, statements relating to our business strategy and development activities as well as other capital spending, financing sources, the effects of regulation (including gaming and tax regulations), expectations concerning future operations, profitability and competition. Any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, in some cases you can identify forward-looking statements by terminology such as "may," "will," "should," "would," "could," "believe," "expect," "anticipate," "estimate," "intend," "plan," "continue" or the negative of these terms or other comparable terminology. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by us. These risks and uncertainties include, but are not limited to the following:

- adverse tourism and trends reflecting current domestic and international economic conditions;
- volatility and weakness in world-wide credit and financial markets and from governmental intervention in the financial markets;
- general global macroeconomic conditions;
- decreases in levels of travel, leisure and consumer spending;
- continued high unemployment;
- fluctuations in occupancy rates and average daily room rates;
- conditions precedent to funding under our credit facilities;
- continued compliance with all provisions in our credit agreements;
- competition in the casino/hotel and resort industries and actions taken by our competitors;
- doing business in foreign locations such as Macau (including the risks associated with developing gaming regulatory frameworks);
- restrictions or conditions on visitation by citizens of mainland China to Macau;
- new development and construction activities of competitors;
- our dependence on Stephen A. Wynn and existing management;
- our dependence on a limited number of resorts and locations for all of our cash flow;
- leverage and debt service (including sensitivity to fluctuations in interest rates);
- changes in federal or state tax laws or the administration of such laws;
- changes in state law regarding water rights;
- changes in U.S. laws regarding healthcare;

FORWARD-LOOKING STATEMENTS

- changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions);
- approvals under applicable jurisdictional laws and regulations (including gaming laws and regulations);
- the impact that an outbreak of an infectious disease or the impact of a natural disaster may have on the travel and leisure industry;
- the consequences of military conflicts in the Middle East and any future security alerts and/or terrorist attacks;
- regulatory or enforcement actions/probity; and
- pending or future legal proceedings.

Further information on potential factors that could affect our financial condition, results of operations and business are included in this report and our other filings with the SEC. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us. We undertake no obligation to publicly release any revisions to such forward-looking statements to reflect events or circumstances after the date of this report.

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)	December 31, 2011	2010
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 1,262,587**	$ 1,258,499
Investment securities	**122,066**	—
Receivables, net	**238,490**	187,464
Inventories	**72,061**	86,847
Prepaid expenses and other	**31,248**	28,326
Total current assets	**1,726,452**	1,561,136
Property and equipment, net	**4,865,332**	4,921,259
Investment securities	**91,501**	—
Intangibles, net	**35,751**	40,205
Deferred financing costs	**50,372**	61,863
Deposits and other assets	**125,712**	85,802
Investment in unconsolidated affiliates	**4,376**	4,232
Total assets	**$ 6,899,496**	$ 6,674,497

(continued)

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)	December 31, 2011	2010
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts and construction payable	$ 171,608	$ 168,135
Current portion of long-term debt	407,934	2,675
Current portion of land concession obligation	13,425	—
Customer deposits	576,011	368,621
Gaming taxes payable	177,504	173,888
Accrued compensation and benefits	78,717	70,834
Accrued interest	49,989	53,999
Other accrued liabilities	94,642	32,476
Construction retention	4,471	12,266
Deferred income taxes, net	3,575	2,974
Income taxes payable	2,017	2,061
Total current liabilities	1,579,893	887,929
Long-term debt	2,809,785	3,264,854
Land concession obligation	103,854	—
Other long-term liabilities	128,216	64,248
Deferred income taxes, net	54,294	76,881
Total liabilities	4,676,042	4,293,912
Commitments and contingencies (Note 16)		
Stockholders' Equity:		
Preferred stock, par value $0.01; 40,000,000 shares authorized; zero shares issued and outstanding	—	—
Common stock, par value $0.01; 400,000,000 shares authorized; 137,937,088 and 137,404,462 shares issued; 125,080,998 and 124,599,508 shares outstanding	1,379	1,374
Treasury stock, at cost; 12,856,090 and 12,804,954 shares	(1,127,036)	(1,119,407)
Additional paid-in capital	3,177,471	3,346,050
Accumulated other comprehensive income	840	889
Retained earnings	36,368	9,042
Total Wynn Resorts, Limited stockholders' equity	2,089,022	2,237,948
Noncontrolling interest	134,432	142,637
Total equity	2,223,454	2,380,585
Total liabilities and stockholders' equity	$ 6,899,496	$ 6,674,497

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except share data)	Years Ended December 31, 2011	2010	2009
Operating Revenues:			
Casino	**$4,190,507**	$3,245,104	$2,206,829
Rooms	**472,074**	400,291	377,520
Food and beverage	**547,735**	488,108	436,361
Entertainment, retail and other	**414,786**	354,332	288,432
Gross revenues	**5,625,102**	4,487,835	3,309,142
Less: promotional allowances	**(355,310)**	(303,137)	(263,531)
Net revenues	**5,269,792**	4,184,698	3,045,611
Operating Costs and Expenses:			
Casino	**2,686,372**	2,100,050	1,460,130
Rooms	**125,286**	122,260	111,596
Food and beverage	**283,940**	272,747	252,687
Entertainment, retail and other	**214,435**	204,558	166,636
General and administrative	**389,053**	391,254	365,070
Provision for doubtful accounts	**33,778**	28,304	13,707
Pre-opening costs	**—**	9,496	1,817
Depreciation and amortization	**398,039**	405,558	410,547
Property charges and other	**130,649**	25,219	28,458
Total operating costs and expenses	**4,261,552**	3,559,446	2,810,648
Operating income	**1,008,240**	625,252	234,963
Other Income (Expense):			
Interest income	**7,654**	2,498	1,740
Interest expense, net of amounts capitalized	**(229,918)**	(222,863)	(211,385)
Increase (decrease) in swap fair value	**14,151**	(880)	(2,258)
Gain (loss) on extinguishment of debt/exchange offer	**—**	(67,990)	18,734
Equity in income from unconsolidated affiliates	**1,472**	801	121
Other	**3,968**	225	191
Other income (expense), net	**(202,673)**	(288,209)	(192,857)
Income before income taxes	**805,567**	337,043	42,106
Benefit (provision) for income taxes	**19,546**	(20,447)	(2,999)
Net income	**825,113**	316,596	39,107
Less: net income attributable to noncontrolling interests	**(211,742)**	(156,469)	(18,453)
Net income attributable to Wynn Resorts, Limited	**$ 613,371**	$ 160,127	$ 20,654
Basic and diluted income per common share:			
Net income attributable to Wynn Resorts, Limited:			
Basic	**$ 4.94**	$ 1.30	$ 0.17
Diluted	**$ 4.88**	$ 1.29	$ 0.17
Weighted average common shares outstanding:			
Basic	**124,039**	122,787	119,840
Diluted	**125,667**	123,939	120,185
Dividends declared per common share	**$ 6.50**	$ 8.50	$ 4.00

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		
(amounts in thousands, except share data)	Shares Outstanding	Par Value	Treasury Stock
Balances, January 1, 2009	112,013,040	$1,248	$(1,119,407)
Net income	—	—	—
Currency translation adjustment	—	—	—
Comprehensive income			
Exercise of stock options	244,916	3	—
Cancellation of restricted stock	(4,500)	—	—
Forfeited cash dividends upon cancellation of nonvested stock	—	—	—
Issuance of common stock, net	11,040,000	110	—
Sale of Wynn Macau, Ltd common stock, net	—	—	—
Cash dividends	—	—	—
Excess tax benefits from stock-based compensation	—	—	—
Stock-based compensation	—	—	—
Balances, December 31, 2009	123,293,456	1,361	(1,119,407)
Net income	—	—	—
Currency translation adjustment	—	—	—
Comprehensive income			
Exercise of stock options	1,308,052	13	—
Issuance of restricted stock	50,000	1	—
Cancellation of restricted stock	(52,000)	(1)	—
Forfeited cash dividends upon cancellation of nonvested stock	—	—	—
Cash dividends	—	—	—
Excess tax benefits from stock-based compensation	—	—	—
Stock-based compensation	—	—	—
Balances, December 31, 2010	124,599,508	1,374	(1,119,407)
Net income	—	—	—
Currency translation adjustment	—	—	—
Net unrealized loss on investments	—	—	—
Comprehensive income			
Exercise of stock options	431,126	4	—
Purchase of treasury stock	(51,136)		(7,629)
Issuance of restricted stock	101,500	1	—
Cash dividends	—	—	—
Excess tax benefits from stock-based compensation	—	—	—
Stock-based compensation	—	—	—
Balances, December 31, 2011	**125,080,998**	**$1,379**	**$(1,127,036)**

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total Wynn Resorts, Ltd. Stockholders' Equity	Noncontrolling Interest	Total Stockholders' Equity
$2,734,276	$ 2,614	$ (17,136)	$1,601,595	$ —	$ 1,601,595
—	—	20,654	20,654	18,453	39,107
—	876	—	876	(106)	770
			21,530	18,347	39,877
6,344	—	—	6,347	—	6,347
—	—	—	—	—	—
—	—	55	55	—	55
202,035	—	—	202,145	—	202,145
1,623,228	(1,044)	—	1,622,184	107,358	1,729,542
(400,000)	—	(93,132)	(493,132)	—	(493,132)
49,013	—	—	49,013	—	49,013
24,601	—	—	24,601	320	24,921
4,239,497	2,446	(89,559)	3,034,338	126,025	3,160,363
—	—	160,127	160,127	156,469	316,596
—	(1,557)	—	(1,557)	(597)	(2,154)
			158,570	155,872	314,442
66,173	—	—	66,186	—	66,186
—	—	—	1	—	1
—	—	—	(1)	—	(1)
—	—	252	252	—	252
(996,473)	—	(61,778)	(1,058,251)	(140,672)	(1,198,923)
10,480	—	—	10,480	—	10,480
26,373	—	—	26,373	1,412	27,785
3,346,050	889	9,042	2,237,948	142,637	2,380,585
—	—	613,371	613,371	211,742	825,113
—	1,520	—	1,520	582	2,102
—	(1,569)	—	(1,569)	(501)	(2,070)
			613,322	211,823	825,145
23,836	—	—	23,840	19	23,859
			(7,629)	—	(7,629)
(1)	—	—	—	—	—
(226,755)	—	(586,045)	(812,800)	(221,649)	(1,034,449)
11,176			11,176	—	11,176
23,165	—	—	23,165	1,602	24,767
$3,177,471	**$ 840**	**$ 36,368**	**$2,089,022**	**$ 134,432**	**$ 2,223,454**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)	Years Ended December 31, 2011	2010	2009
Cash Flows from Operating Activities:			
Net income	$ 825,113	$ 316,596	$ 39,107
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	398,039	405,558	410,547
Deferred income taxes	(10,822)	18,875	(656)
Stock-based compensation	23,881	27,168	24,336
Excess tax benefits from stock-based compensation	(11,052)	(9,833)	(44,909)
Amortization and write-offs of deferred financing costs and other	19,683	24,342	26,160
Loss (gain) on extinguishment of debt/exchange offer	—	62,608	(18,734)
Provision for doubtful accounts	33,778	28,304	13,707
Property charges and other	104,223	10,270	28,458
Equity in income of unconsolidated affiliates, net of distributions	(144)	(130)	594
(Increase) decrease in swap fair value	(14,151)	880	2,258
Increase (decrease) in cash from changes in:			
Receivables, net	(84,653)	(63,073)	(41,416)
Inventories and prepaid expenses and other	11,168	22,169	3,265
Accounts payable and accrued liabilities	220,772	213,578	151,239
Net cash provided by operating activities	1,515,835	1,057,312	593,956
Cash Flows Used in Investing Activities:			
Capital expenditures, net of construction payables and retention	(184,146)	(283,828)	(540,929)
Purchase of investment securities	(316,533)	—	—
Proceeds from sales or maturities of investment securities	101,017	—	—
Deposits and purchase of other assets	(60,135)	(13,034)	(11,258)
Proceeds from sale of equipment	697	739	1,107
Net cash used in investing activities	(459,100)	(296,123)	(551,080)

(continued)

(amounts in thousands)	Years Ended December 31, 2011	2010	2009
Cash Flows from Financing Activities:			
Proceeds from exercise of stock options	**$ 23,859**	$ 66,186	$ 6,347
Excess tax benefits from stock-based compensation	**11,052**	9,833	44,909
Proceeds from issuance of common stock	**—**	—	202,145
Proceeds from Wynn Macau, Ltd. IPO	**—**	—	1,869,653
Dividends paid	**(1,033,447)**	(1,192,138)	(489,876)
Proceeds from issuance of long-term debt	**150,483**	2,246,361	1,151,781
Principal payments on long-term debt	**(201,901)**	(2,551,561)	(1,799,040)
Repurchase of Wynn Las Vegas first mortgage notes	**—**	—	(50,048)
Purchase of treasury stock	**(7,629)**	—	—
Interest rate swap transactions	**—**	—	(9,561)
Payments on long-term land concession obligation	**—**	—	(6,065)
Payment of financing costs	**(58)**	(71,317)	(104,730)
Net cash provided by (used in) financing activities	**(1,057,641)**	(1,492,636)	815,515
Effect of exchange rate on cash	**4,994**	(1,884)	(465)
Cash and Cash Equivalents:			
Increase (decrease) in cash and cash equivalents	**4,088**	(733,331)	857,926
Balance, beginning of year	**1,258,499**	1,991,830	1,133,904
Balance, end of year	**$ 1,262,587**	$ 1,258,499	$ 1,991,830
Supplemental Cash Flow Disclosures:			
Cash paid for interest, net of amounts capitalized	**$ 221,123**	$ 171,663	$ 209,093
Change in property and equipment included in accounts and construction payables	**13,794**	(27,670)	(181,366)
Cash paid for income taxes	**2,088**	1,019	2,894
Increase in liability for cash distributions declared on nonvested stock	**1,003**	6,703	3,556

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Wynn Resorts, Limited, a Nevada corporation (together with its subsidiaries, "Wynn Resorts" or the "Company"), was formed in June 2002 and completed an initial public offering of its common stock on October 25, 2002.

In June 2002, the Company's indirect subsidiary, Wynn Resorts (Macau), S.A. ("Wynn Macau, S.A."), entered into an agreement with the government of the Macau Special Administrative Region of the People's Republic of China ("Macau"), granting Wynn Macau, S.A. the right to construct and operate one or more casino gaming properties in Macau. Wynn Macau, S.A.'s first casino resort in Macau is hereinafter referred to as "Wynn Macau."

The Company currently owns and operates casino hotel resort properties in Las Vegas, Nevada, and Macau. In Las Vegas, Nevada, the Company owns Wynn Las Vegas, which opened on April 28, 2005 and was expanded with the opening of Encore at Wynn Las Vegas on December 22, 2008 (together "Wynn Las Vegas" or the "Las Vegas Operations"). In Macau, the Company owns Wynn Macau, which opened on September 6, 2006 and was expanded with the opening of Encore at Wynn Macau on April 21, 2010 (together "Wynn Macau" or the "Macau Operations").

In October 2009, Wynn Macau, Limited, an indirect wholly-owned subsidiary of the Company, listed its ordinary shares of common stock on The Stock Exchange of Hong Kong Limited. Through an initial public offering, including the over allotment, Wynn Macau, Limited sold 1,437,500,000 shares (27.7%) of this subsidiary's common stock.

2. Summary of Significant Accounting Policies

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Investments in the 50%-owned joint ventures operating the Ferrari and Maserati automobile dealership and the Brioni men's retail clothing store inside Wynn Las Vegas are accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated. Certain amounts in the consolidated financial statements for the previous years have been reclassified to be consistent with the current year presentation. These reclassifications had no effect on the previously reported net income.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents are comprised of highly liquid investments with original maturities of three months or less and include both U.S. dollar-denominated and foreign currency-denominated securities. Cash equivalents are carried at cost, which approximates fair value. Cash equivalents of $545 million and $663.9 million at December 31, 2011 and 2010, respectively, were invested in bank time deposits, money market funds, U.S. Treasuries and commercial paper.

Investment Securities. Investment securities consist of short-term and long-term investments in domestic and foreign corporate debt securities and commercial paper. The Company's investment policy requires investments to be investment grade and limits the amount of exposure to any one issuer with the objective of minimizing the potential risk of principal loss. Management determines the appropriate classification (held-to-maturity/available-for-sale) of its securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company's investments are reported at fair value, with unrealized gains and losses, net of tax, reported in other comprehensive income. Adjustments are made for amortization of premiums and accretion of discounts to maturity computed under the effective interest method. Such amortization is included in interest income together with realized gains and losses and the stated interest on such securities.

Accounts Receivable and Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues credit in the form of "markers" to approved casino customers following investigations of creditworthiness. At December 31, 2011 and 2010, approximately 85% and 82%, respectively, of the Company's markers were due from customers residing outside the United States, primarily in Asia. Business or economic conditions or other significant events in these countries could affect the collectability of such receivables.

Accounts receivable, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems them to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management's experience with collection trends in the casino industry and current economic and business conditions.

Inventories. Inventories consist of retail merchandise, food and beverage items which are stated at the lower of cost or market value and certain operating supplies. Cost is determined by the first-in, first-out, average and specific identification methods.

Property and Equipment. Purchases of property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method as follows:

Buildings and improvements	10 to 45 years
Land improvements	10 to 45 years
Leasehold interest in land	25 years
Airplanes	7 to 20 years
Furniture, fixtures and equipment	3 to 20 years

Costs related to improvements are capitalized, while costs of repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operations.

Notes to Consolidated Financial Statements

Capitalized Interest. The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's weighted average cost of borrowed money. Interest of $0, $7.2 million and $10.7 million was capitalized for the years ended December 31, 2011, 2010 and 2009, respectively.

Intangibles. The Company's indefinite-lived intangible assets consist primarily of water rights acquired as part of the original purchase price of the property on which Wynn Las Vegas is located, and trademarks. Indefinite-lived intangible assets are not amortized but are reviewed for impairment annually. The Company's finite-lived intangible assets consist of a Macau gaming concession and show production rights. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives.

Long-Lived Assets. Long-lived assets, which are to be held and used, including intangibles and property and equipment, are periodically reviewed by management for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

Deferred Financing Costs. Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the terms of the related debt agreements. Approximately $11.6 million, $13.2 million and $15.4 million were amortized to interest expense during the years ended December 31, 2011, 2010 and 2009, respectively. Debt discounts incurred in connection with the issuance of debt have been capitalized and are being amortized to interest expense using the effective interest method.

Derivative Financial Instruments. The Company seeks to manage its market risk, including interest rate risk associated with variable rate borrowings, through balancing fixed-rate and variable-rate borrowings with the use of derivative financial instruments. The fair value of derivative financial instruments are recognized as assets or liabilities at each balance sheet date, with changes in fair value affecting net income as the Company's current interest rate swaps do not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate swaps are presented as an increase (decrease) in swap fair value in the accompanying Consolidated Statements of Income. The differentials paid or received on interest rate swap agreements are recognized as adjustments to interest expense.

Revenue Recognition and Promotional Allowances. The Company recognizes revenues at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers' possession. Cash discounts, other cash incentives related to casino play and commissions rebated through junkets to customers are recorded as a reduction to casino revenue. Hotel, food and beverage, entertainment and other operating revenues are recognized when services are performed. Entertainment, retail and other revenue includes rental income which is recognized on a time proportion basis over the lease term. Contingent rental income is recognized when the right to receive such rental income is established according to the lease agreements. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Company's casino revenues are reduced by discounts, commissions and points earned in the player's club loyalty program.

The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenues. Such amounts are then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows (amounts in thousands):

	Years Ended December 31,		
	2011	2010	2009
Rooms	**$ 52,019**	$ 52,017	$ 53,325
Food and beverage	**104,413**	94,220	86,798
Entertainment, retail and other	**17,017**	21,091	12,787
	$173,449	$167,328	$152,910

Self-Insurance Reserves. The Company is self-insured up to certain limits for costs of employee health coverage (fully insured for employee health coverage beginning January 1, 2012), workers' compensation and general liability claims. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported. In estimating these accruals, the Company considers historical loss experience and makes judgments about the expected level of costs per claim. Management believes the estimates of future liability are reasonable based upon its methodology; however, changes in healthcare costs, accident frequency and severity could materially affect the estimate for these liabilities.

Customer Loyalty Program. The Company offers a slot club program whereby customers may earn points based on their level of play that may be redeemed for free credit that must be replayed in the slot machine. The Company accrues a liability based on the points earned times the redemption value, less an estimate for breakage, and records a related reduction in casino revenue.

Slot Machine Jackpots. The Company does not accrue a liability for base jackpots because it has the ability to avoid such payment as slot machines can legally be removed from the gaming floor without payment of the base amount. When the Company is unable to avoid payment of the jackpot (i.e., the incremental amount on a progressive slot machine) due to legal requirements, the jackpot is accrued as the obligation becomes unavoidable. This liability is accrued over the time period in which the incremental progressive jackpot amount is generated with a related reduction in casino revenue.

Gaming Taxes. The Company is subject to taxes based on gross gaming revenue in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes are an assessment on the Company's gaming revenue and are recorded as an expense within the "Casino" line item in the accompanying Consolidated Statements of Income. These taxes totaled $1.9 billion, $1.4 billion and $892.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Advertising Costs. The Company expenses advertising costs the first time the advertising takes place. Advertising costs incurred in development periods are included in pre-opening costs. Once a project is completed, advertising costs are included in general and administrative expenses. Total advertising costs were $19.5 million, $19 million and $20.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Pre-Opening Costs. Pre-opening costs consists primarily of direct salaries and wages, legal and consulting fees, insurance, utilities and advertising, and are expensed as incurred. During the year ended December 31, 2010, the Company incurred pre-opening costs in connection with the Encore Beach Club and Surrender Nightclub which opened in May 2010, and Encore at Wynn Macau prior to its opening in April 2010.

Income Taxes. The Company is subject to income taxes in the United States and other foreign jurisdictions where it operates. Accounting standards require the recognition of deferred tax assets, net of applicable reserves, and liabilities for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the income tax provision and deferred tax assets and liabilities is recognized in the results of operations in the period that includes the enactment date. Accounting standards also require recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

The Company's income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities in the locations where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. The accounting standards prescribe a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

Uncertain tax position accounting standards apply to all tax positions related to income taxes. These accounting standards utilize a two-step approach for evaluating tax positions. Recognition (Step I) occurs when the Company concludes that a tax position, based on its technical merits, is more likely than not to be sustained upon examination. Measurement (Step II) is only addressed if the position is deemed to be more likely than not to be sustained. Under Step II, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon settlement. Use of the term "more likely than not" is consistent with how that term is used in accounting for income taxes (i.e., likelihood of occurrence is greater than 50%).

Tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period that they meet the "more likely than not" standard. If it is subsequently determined that a previously recognized tax position no longer meets the "more likely than not" standard, it is required that the tax position is derecognized. Accounting standards for uncertain tax positions specifically prohibit the use of a valuation allowance as a substitute for derecognition of tax positions. As applicable, the Company will recognize accrued penalties and interest related to unrecognized tax benefits in the provision for income taxes.

Currency Translation. Gains or losses from foreign currency remeasurements are included in other income/expense in the accompanying Consolidated Statements of Income. The results of operations and the balance sheet of Wynn Macau, Limited and its subsidiaries are translated from Macau patacas to U.S. dollars. Balance sheet accounts are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to other comprehensive income.

Comprehensive Income. Comprehensive income includes net income and all other non-stockholder changes in equity, or other comprehensive income. Components of the Company's comprehensive income are reported in the accompanying Consolidated Statements of Stockholders' Equity. The cumulative balance of other comprehensive income consists solely of currency translation adjustments and unrealized gain (loss) on available-for-sale securities.

Fair Value Measurements. The Company measures certain of its financial assets and liabilities, such as cash equivalents, available-for-sale securities and interest rate swaps, at fair value on a recurring basis pursuant to accounting standards for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. These accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table presents assets and liabilities carried at fair value (amounts in thousands):

		Fair Value Measurements Using:		
	Total Carrying Value	Quoted Market Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
As of December 31, 2011				
Cash equivalents	$545,045	$363,104	$181,941	—
Interest rate swaps	$ 7,298	—	$ 7,298	—
Available-for-sale securities	$213,567	—	$213,567	—
As of December 31, 2010				
Cash equivalents	$663,948	$480,918	$183,030	—
Interest rate swaps	$ 21,449	—	$ 21,449	—

Earnings Per Share. Basic earnings per share ("EPS") is computed by dividing net income attributable to Wynn Resorts by the weighted average number of shares outstanding during the year. Diluted EPS reflects the addition of potentially dilutive securities which for the Company include: stock options and nonvested stock.

The weighted average number of common and common equivalent shares used in the calculation of basic and diluted EPS for the years ended December 31, 2011, 2010 and 2009, consisted of the following (amounts in thousands):

	2011	2010	2009
Weighted average common shares outstanding (used in calculation of basic earnings per share)	**124,039**	122,787	119,840
Potential dilution from the assumed exercise of stock options and nonvested stock	**1,628**	1,152	345
Weighted average common and common equivalent shares outstanding (used in calculation of diluted earnings per share)	**125,667**	123,939	120,185
Anti-dilutive stock options excluded from the calculation of diluted earnings per share	**610**	1,078	4,900

Stock-Based Compensation. Accounting standards require the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize that cost over the service period. The Company uses the Black-Scholes valuation model to determine the estimated fair value for each option grant issued. The Black-Scholes determined fair value net of estimated forfeitures is amortized as compensation cost on a straight-line basis over the service period.

Further information on the Company's stock-based compensation arrangements is included in Note 14 Benefit Plans—Stock-Based Compensation.

Recently Issued Accounting Standards. In May 2011, the Financial Accounting Standards Board (the "FASB") issued an accounting standards update that is intended to align the principles for fair value measurements and the related disclosure requirements under GAAP and IFRS. From a GAAP perspective, the updates are largely clarifications and certain additional disclosures. The effective date for this update is for years, and the interim periods within those years, beginning after December 15, 2011. This update is not expected to have a material impact on the Company's financial statements.

In June 2011, the FASB issued an accounting standards update that will require items of net income, items of other comprehensive income ("OCI") and total comprehensive income to be presented in one continuous statement or two separate but consecutive statements. This will make the presentation of items within OCI more prominent. Companies will no longer be allowed to present OCI in the statement of stockholders' equity. The effective date for this update is for years, and the interim periods within those years, beginning after December 15, 2011.

3. Investment Securities

Investment securities consisted of the following (amounts in thousands):

	Available-For-Sale Securities			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
December 31, 2011				
Domestic and foreign corporate bonds	$196,986	$20	$(2,070)	$194,936
Commercial paper	18,651	1	(21)	18,631
	$215,637	$21	$(2,091)	$213,567

For investments with unrealized losses as of December 31, 2011, the Company has determined that (i) it does not have the intent to sell any of these investments, and (ii) it is not likely that the Company will be required to sell these investments prior to the recovery of the amortized cost. Accordingly, the Company has determined that no other-than-temporary impairments exist at the reporting date. All of the investments in a continuous loss position have been so for less than 12 months.

The Company obtains pricing information in determining the fair value of its available-for-sale securities from independent pricing vendors. Based on management's inquiries, the pricing vendors use various pricing models consistent with what other market participants would use. The assumptions and inputs used by the pricing vendors are derived from market observable sources including: reported trades, broker/dealer quotes, issuer spreads, benchmark curves, bids, offers and other market-related data. The Company has not made adjustments to such prices.

Each quarter, the Company validates the fair value pricing methodology to determine the fair value consistent with applicable accounting guidance and to confirm that the securities are classified properly in the fair value hierarchy. The Company compares the pricing received from its vendors to independent sources for the same or similar securities.

The amortized cost and estimated fair value of these investment securities at December 31, 2011, by contractual maturity are shown below (amounts in thousands):

	Amortized Cost	Fair Value
Available-For-Sale Securities		
Due in one year or less	$122,451	$122,066
Due after one year through three years	93,186	91,501
	$215,637	$213,567

4. Receivables, Net

Receivables, net consisted of the following (amounts in thousands):

	As of December 31,	
	2011	2010
Casino	**$ 301,658**	$ 256,807
Hotel	**20,790**	15,900
Retail leases and other	**45,520**	28,848
	367,968	301,555
Less: allowance for doubtful accounts	**(129,478)**	(114,091)
	$ 238,490	$ 187,464

5. Property and Equipment, Net

Property and equipment, net consisted of the following (amounts in thousands):

	As of December 31,	
	2011	2010
Land and improvements	**$ 730,335**	$ 731,810
Buildings and improvements	**3,777,612**	3,735,633
Airplanes	**77,436**	77,421
Furniture, fixtures and equipment	**1,655,655**	1,647,424
Leasehold interest in land	**316,437**	85,545
Construction in progress	**28,477**	22,901
	6,585,952	6,300,734
Less: accumulated depreciation	**(1,720,620)**	(1,379,475)
	$ 4,865,332	$ 4,921,259

Depreciation expense for the years ended December 31, 2011, 2010 and 2009, was $389.8 million, $394.9 million and $395.2 million, respectively.

6. Intangibles, Net

Intangibles, net consisted of the following (amounts in thousands):

	Macau Gaming Concession	Show Production Rights	Water Rights	Trademarks	Total Intangibles, Net
January 1, 2010	$29,784	$ 7,076	$6,400	$1,399	$44,659
Amortization	(2,383)	(2,071)	—	—	(4,454)
December 31, 2010	27,401	5,005	6,400	1,399	40,205
Amortization	(2,383)	(2,071)	—	—	(4,454)
December 31, 2011	**$25,018**	**$ 2,934**	**$6,400**	**$1,399**	**$35,751**

The Macau gaming concession intangible is being amortized over the 20-year life of the concession. The Company expects that amortization of the Macau gaming concession will be $2.4 million each year from 2012 through 2021, and $1 million in 2022.

Show production rights represent amounts paid to purchase the rights to the "Le Rêve" production show, which is performed at Wynn Las Vegas. The Company expects that amortization of show production rights will be $2.1 million for 2012 and $0.8 million for 2013.

Water rights reflect the fair value allocation determined in the purchase of the property on which Wynn Las Vegas is located in April 2000. The value of the trademarks primarily represents the costs to acquire the "Le Rêve" name. The water rights and trademarks are indefinite-lived assets and, accordingly, not amortized.

7. Deposits and Other Assets

Deposits and other assets consisted of the following (amounts in thousands):

	As of December 31,	
	2011	2010
Deposits and other	**$100,399**	$52,664
Base stock	**23,117**	26,289
Entertainment production costs	**2,196**	6,849
	$125,712	$85,802

Aircraft Deposits. As of December 31, 2011, the Company has made deposits of $48 million toward the purchase of an aircraft, with additional payments to be made totaling $9.3 million. The delivery date for this aircraft is scheduled for June 2012.

8. Long-Term Debt

Long-term debt consisted of the following (amounts in thousands):

	As of December 31,	
	2011	2010
7⅞% Wynn Las Vegas First Mortgage Notes, due November 1, 2017, net of original issue discount of $8,578 at December 31, 2011 and $9,679 at December 31, 2010	$ 491,422	$ 490,321
7⅞% Wynn Las Vegas First Mortgage Notes, due May 1, 2020, net of original issue discount of $1,789 at December 31, 2011 and $1,933 at December 31, 2010	350,221	350,077
7¾% Wynn Las Vegas First Mortgage Notes, due August 15, 2020	1,320,000	1,320,000
Wynn Las Vegas Revolving Credit Facility, due July 15, 2013; interest at LIBOR plus 3%	—	3,868
Wynn Las Vegas Revolving Credit Facility, due July 17, 2015; interest at LIBOR plus 3%	—	16,187
Wynn Las Vegas Term Loan Facility, due August 15, 2013; interest at LIBOR plus 1.875%	40,262	44,281
Wynn Las Vegas Term Loan Facility, due August 17, 2015; interest at LIBOR plus 3%	330,605	330,605
Wynn Macau Senior Term Loan Facilities (as amended June 2007), due June 27, 2014; interest at LIBOR or HIBOR plus 1.25%–1.75% at December 31, 2011 and 1.25%–1.75% at December 31, 2010	477,251	550,900
Wynn Macau Senior Revolving Credit Facility, due June 27, 2012; interest at LIBOR or HIBOR plus 1.25% at December 31, 2011 and 1.25% at December 31, 2010	150,400	100,165
$42 million Note Payable, due April 1, 2017; interest at LIBOR plus 1.25%	35,350	36,750
$32.5 million Note Payable, due August 10, 2012; interest at LIBOR plus 1.15%	22,208	24,375
	3,217,719	3,267,529
Current portion of long-term debt	(407,934)	(2,675)
	$2,809,785	$3,264,854

7⅞% Wynn Las Vegas First Mortgage Notes due 2017

In October 2009, Wynn Las Vegas, LLC and Wynn Las Vegas Capital Corp. (together, the "Issuers") issued, in a private offering, $500 million aggregate principal amount of 7⅞% First Mortgage Notes due November 1, 2017 (the "2017 Notes") at a price of 97.823% of the principal amount. Interest is due on the 2017 Notes on May 1st and November 1st of each year. Commencing November 1, 2013, the 2017 Notes are redeemable at the Issuer's option at a price equal to 103.938% of the principal amount redeemed and the premium over the principal amount declines ratably on November 1st of each year thereafter to zero on or after November 1, 2015. The 2017 Notes are senior secured obligations of the Issuers, guaranteed by certain of Wynn Las Vegas, LLC's subsidiaries and secured by a first priority lien on substantially all of the existing and future assets of the Issuers and guarantors, and a first priority lien on the equity interests of Wynn Las Vegas, LLC, all of which is the same collateral that secures borrowings under

Wynn Las Vegas, LLC's credit facilities. The indenture governing the 2017 Notes contains customary negative covenants and financial covenants, including, but not limited to, covenants that restrict Wynn Las Vegas, LLC's ability to: pay dividends or distributions or repurchase equity; incur additional debt; make investments; create liens on assets to secure debt; enter into transactions with affiliates; enter into sale-leaseback transactions; merge or consolidate with another company; transfer and sell assets or create dividend and other payment restriction affecting subsidiaries.

7⅞% Wynn Las Vegas First Mortgage Notes due 2020

In April 2010, the Issuers issued, in a private offering, $352 million aggregate principal amount of 7⅞% First Mortgage Notes due May 1, 2020 (the "2020 Notes"). The 2020 Notes were issued pursuant to an exchange offer for previously issued notes that were to mature in December 2014. Interest is due on the 2020 Notes on May 1st and November 1st of each year. Commencing May 1, 2015, the 2020 Notes are redeemable at the Issuer's option at a price equal to 103.938% of the principal amount redeemed and the premium over the principal amount declines ratably on May 1st of each year thereafter to zero on or after May 1, 2018. The 2020 Notes rank *pari passu* in right of payment with borrowings under Wynn Las Vegas, LLC's credit facilities and 2017 Notes. The 2020 Notes are senior secured obligations of the Issuers, guaranteed by certain of Wynn Las Vegas, LLC's subsidiaries and secured by a first priority lien on substantially all of the existing and future assets of the Issuers and guarantors, and a first priority lien on the equity interests of Wynn Las Vegas, LLC, all of which is the same collateral that secures borrowings under Wynn Las Vegas, LLC's credit facilities and the 2017 Notes. The indenture governing the 2020 Notes contains customary negative covenants and financial covenants, including, but not limited to, covenants that restrict Wynn Las Vegas, LLC's ability to: pay dividends or distributions or repurchase equity; incur additional debt; make investments; create liens on assets to secure debt; enter into transactions with affiliates; enter into sale-leaseback transactions; merge or consolidate with another company; transfer and sell assets or create dividend and other payment restriction affecting subsidiaries.

7¾% Wynn Las Vegas First Mortgage Notes

In August 2010, the Issuers issued $1.32 billion aggregate principal amount of 7¾% First Mortgage Notes due August 15, 2020 (the "New 2020 Notes"). The New 2020 Notes were issued at par. The New 2020 Notes refinanced a previous note issue that was to mature in December 2014. Interest is due on the New 2020 Notes on February 15th and August 15th of each year. Commencing August 15, 2015, the New 2020 Notes are redeemable at the Issuer's option at a price equal to 103.875% of the principal amount redeemed and the premium over the principal amount declines ratably on August 15th of each year thereafter to zero on or after August 15, 2018. The New 2020 Notes rank *pari passu* in right of payment with borrowings under Wynn Las Vegas, LLC's credit facilities, the 2017 Notes and the 2020 Notes. The New 2020 Notes are senior secured obligations of the Issuers, guaranteed by certain of Wynn Las Vegas, LLC's subsidiaries and secured on an equal and ratable basis (with certain exceptions) by a first priority lien on substantially all of the existing and future assets of the Issuers and guarantors, and a first priority lien on the equity interests of Wynn Las Vegas, LLC, all of which is the same collateral that secures borrowings under Wynn Las Vegas, LLC's credit facilities, the 2017 Notes and the 2020 Notes. The indenture governing the New 2020 Notes contains customary negative covenants and financial covenants, including, but not limited to, covenants that restrict Wynn Las Vegas, LLC's ability to: pay dividends or distributions or repurchase equity; incur additional debt; make investments; create liens on assets to secure debt; enter into transactions with affiliates; enter into sale-leaseback transactions; merge or consolidate with another company; transfer and sell assets or create dividend and other payment restriction affecting subsidiaries.

Wynn Las Vegas Credit Facilities

As of December 31, 2011, the Wynn Las Vegas Amended and Restated Credit Agreement (the "Credit Agreement") consisted of a $108.5 million revolving credit facility due July 2013, a $258.4 million revolving credit facility due July 2015 (together the "Wynn Las Vegas Revolver"), a fully drawn $40.3 million term loan facility due August 2013 and a fully drawn $330.6 million term loan facility due August 2015 (together the "Wynn Las Vegas Term Loan"). The Wynn Las Vegas Revolver and the Wynn Las Vegas Term Loan are together referred to as the "Wynn Las Vegas Credit Facilities." During the year ended December 31, 2011, Wynn Las Vegas repaid $20.1 million of borrowings under the Wynn Las Vegas Revolver and $4 million under the Wynn Las Vegas Term Loan. As of December 31, 2011, the Wynn Las Vegas Term Loan was fully drawn and no borrowings were outstanding under the Wynn Las Vegas Revolver. Wynn Las Vegas, LLC had $15.8 million of outstanding letters of credit that reduce availability for borrowing under the Wynn Las Vegas Revolver. Wynn Las Vegas, LLC had availability of $351.1 million under the Wynn Las Vegas Revolver as of December 31, 2011.

Loans under the Wynn Las Vegas Credit Facilities bear interest at fluctuating rates, based on either LIBOR or an alternative base rate, plus an applicable margin. As of December 31, 2011, the applicable margin for LIBOR loans under the Wynn Las Vegas Revolver and the Wynn Las Vegas Term Loan due August 17, 2015 was 3.0%, and the applicable margin for LIBOR loans under the Wynn Las Vegas Term Loan due August 15, 2013 was 1.875%. Base Rate Loans bear interest at (a) the greatest of (i) the rate most recently announced by Deutsche Bank as its "prime rate," (ii) the Federal Funds Rate plus 1/2 of 1% per annum, and (iii) in the case of a Wynn Las Vegas Revolver loan the one month Eurodollar rate; plus (b) a borrowing margin of 2.0% for Wynn Las Vegas Revolver loans and 0.875% for Wynn Las Vegas Term Loans. Interest on Base Rate Loans will be payable quarterly in arrears. Wynn Las Vegas, LLC also pays, quarterly in arrears, 1.0% per annum on the daily average of unused commitments under the Wynn Las Vegas Revolver.

The Wynn Las Vegas Credit Facilities are obligations of Wynn Las Vegas, LLC, guaranteed by each of the subsidiaries of Wynn Las Vegas, LLC, other than Wynn Completion Guarantor, LLC. Subject to an intercreditor agreement, and certain exceptions, the obligations of Wynn Las Vegas, LLC and each of the guarantors under the Wynn Las Vegas Credit Facilities are secured by: (1) a first priority pledge of all member's interests owned by Wynn Las Vegas, LLC in its subsidiaries (other than Wynn Completion Guarantor, LLC) and Wynn Resorts Holdings, LLC's 100% member's interest in Wynn Las Vegas, LLC; (2) first mortgages on all real property constituting Wynn Las Vegas, its golf course and Encore at Wynn Las Vegas; and (3) a first priority security interest in substantially all other existing and future assets of Wynn Las Vegas, LLC and the guarantors, excluding an aircraft beneficially owned by World Travel, LLC.

The obligations of Wynn Las Vegas, LLC and the guarantors under the Wynn Las Vegas Credit Facilities rank equal in right of payment with their existing and future senior indebtedness, including indebtedness with respect to the 2017 Notes the 2020 Notes and the New 2020 Notes and ranks senior in right of payment to all of their existing and future subordinated indebtedness.

In addition to scheduled amortization payments, Wynn Las Vegas, LLC is required to make mandatory prepayments of indebtedness under the Wynn Las Vegas Credit Facilities from the net proceeds of all debt offerings (other than those constituting certain permitted debt). Wynn Las Vegas, LLC is also required to make mandatory repayments of indebtedness under the Wynn Las Vegas Credit Facilities from specified percentages of excess cash flow, which percentages may decrease and/or be eliminated based on Wynn Las Vegas, LLC's leverage ratio. For 2012, Wynn Las Vegas, LLC expects to make a mandatory repayment of approximately $88 million in March pursuant to this provision of the Wynn Las Vegas Credit Facilities. Wynn Las Vegas, LLC has the option to prepay all or any portion of the indebtedness under the Wynn Las Vegas Credit Facilities at any time without premium or penalty.

The credit facilities contains customary negative covenants and financial covenants, including, but not limited to, negative covenants that restrict Wynn Las Vegas, LLC's ability to: incur additional indebtedness, including guarantees; create, incur, assume or permit to exist liens on property and assets; declare or pay dividends and make distributions or restrict the ability of Wynn Las Vegas, LLC's subsidiaries to pay dividends and make distributions; engage in mergers, investments and acquisitions; enter into transactions with affiliates; enter into sale-leaseback transactions; execute modifications to material contracts; engage in sales of assets; make capital expenditures; and make optional prepayments of certain indebtedness. The financial covenants include maintaining a Consolidated Interest Coverage Ratio, as defined, not less than 1.00 to 1 as of December 31, 2011. Management believes that Wynn Las Vegas, LLC was in compliance with all covenants at December 31, 2011. The Consolidated Interest Coverage Ratio remains at 1.00 to 1 through June 2013. As of December 31, 2011, approximately $1 billion of net assets of Wynn Las Vegas, LLC were restricted from being distributed under the terms of its long-term debt.

Wynn Macau Credit Facilities

As of December 31, 2011 and 2010, the Company's Wynn Macau credit facilities, as amended, consisted of a $550 million equivalent fully-funded senior term loan facility (the "Wynn Macau Term Loan"), and a $1 billion senior revolving credit facility (the "Wynn Macau Revolver") in a combination of Hong Kong and U.S. dollars (together the "Wynn Macau Credit Facilities"). Wynn Macau, S.A. also has the ability to increase the total facilities by an additional $50 million pursuant to the terms and provisions of the Amended Common Terms Agreement. As of December 31, 2011, the Wynn Macau Term Loan was fully drawn and $150.4 million was outstanding under the Wynn Macau Revolver. Consequently, there was availability of approximately $849.6 million under the Wynn Macau Revolver as of December 31, 2011.

The Wynn Macau Term Loan matures in June 2014, and the Wynn Macau Revolver matures in June 2012. The principal amount of the Wynn Macau Term Loan is required to be repaid in quarterly installments that commenced in September 2011, with $145.9 million due in 2012. Borrowings under the Wynn Macau Credit Facilities bear interest at LIBOR or the Hong Kong Interbank Offer

Notes to Consolidated Financial Statements

Rate ("HIBOR") plus a margin which was 1.75% through September 30, 2010. Commencing in the fourth quarter of 2010, the Wynn Macau Credit Facilities are subject to a margin of 1.25% to 2.00% depending on Wynn Macau's leverage ratio at the end of each quarter. At December 31, 2011, the margin was 1.25% to 1.75%.

Collateral for the Wynn Macau Credit Facilities consists of substantially all of the assets of Wynn Macau, S.A. Certain affiliates of the Company that own interests in Wynn Macau, S.A., either directly or indirectly through other subsidiaries, have executed guarantees of the loans and pledged their interests in Wynn Macau, S.A. as additional security for repayment of the loans. In addition, the Wynn Macau Credit Facilities' governing documents contain capital spending limits and other affirmative and negative covenants.

The Wynn Macau Credit Facilities contain a requirement that the Company must make mandatory repayments of indebtedness from specified percentages of excess cash flow. If the Wynn Macau subsidiary meets a Consolidated Leverage Ratio, as defined, of greater than 4.0 to 1, such repayment is defined as 50% of Excess Cash Flow, as defined. If the Consolidated Leverage Ratio is less than 4.0 to 1, then no repayment is required. Based on current estimates the Company does not believe that the Wynn Macau Consolidated Leverage Ratio during the year ending December 31, 2012 will exceed 4.0 to 1. Accordingly, the Company does not expect to make any mandatory repayments pursuant to this requirement during 2012.

The Wynn Macau Credit Facilities contain customary covenants restricting certain activities including, but not limited to: the incurrence of additional indebtedness, the incurrence or creation of liens on any of its property, sales and leaseback transactions, the ability to dispose of assets, and make loans or other investments. In addition, Wynn Macau was required by the financial covenants to maintain a Leverage Ratio, as defined, of not greater than 3.50 to 1 as of December 31, 2011, and an Interest Coverage Ratio, as defined, of not less than 2.00 to 1. Management believes that Wynn Macau was in compliance with all covenants at December 31, 2011.

In connection with the initial financing of the Wynn Macau, Wynn Macau, S.A. entered into a Bank Guarantee Reimbursement Agreement with Banco Nacional Ultramarino, S.A. ("BNU") for the benefit of the Macau government. This guarantee assures Wynn Macau, S.A.'s performance under the casino concession agreement, including the payment of premiums, fines and indemnity for any material failure to perform under the terms of the concession agreement. As of December 31, 2011, the guarantee was in the amount of $300 million Macau patacas (approximately US$37 million) and will remain at such amount until 180 days after the end of the term of the concession agreement (2022). BNU, as issuer of the guarantee, is currently secured by a second priority security interest in the senior lender collateral package. From and after repayment of all indebtedness under the Wynn Macau Credit Facilities, Wynn Macau, S.A. is obligated to promptly, upon demand by BNU, repay any claim made on the guarantee by the Macau government. BNU is paid an annual fee for the guarantee not to exceed approximately $5.2 million Macau patacas (approximately US$0.7 million).

$42 Million Note Payable for Aircraft

On March 30, 2007, World Travel, LLC, a subsidiary of Wynn Las Vegas, entered into a loan agreement with a principal balance of $42 million. The loan is guaranteed by Wynn Las Vegas, LLC and secured by a first priority security interest in one of the Company's aircraft. Principal payments of $350,000 plus interest are made quarterly with a balloon payment of $28 million due at maturity, April 1, 2017. Interest is calculated at 90-day LIBOR plus 125 basis points.

$32.5 Million Note Payable for Aircraft

On May 10, 2007, World Travel G-IV, LLC, a subsidiary of Wynn Resorts, entered into a $32.5 million term loan credit facility to finance the purchase of an aircraft. Principal payments of $542,000 plus interest are made quarterly with a balloon payment of $21.1 million due at maturity, August 10, 2012. Interest is calculated at LIBOR plus 115 basis points.

Fair Value of Long-Term Debt

The net book value of the Company's outstanding first mortgage notes was $2.2 billion at both December 31, 2011 and 2010. The estimated fair value of the Company's outstanding first mortgage notes, based on quoted market prices, was approximately $2.4 billion and $2.3 billion as of December 31, 2011 and 2010, respectively. The net book value of the Company's other debt instruments was $1.1 billion and $1.1 billion as of December 31, 2011 and 2010, respectively. The estimated fair value of the Company's other debt instruments was approximately $1 billion and $1.1 billion as of December 31, 2011 and 2010.

Scheduled Maturities of Long-Term Debt

Scheduled maturities of long-term debt, including the accretion of debt discounts of $10.4 million, are as follows (amounts in thousands):

Years Ending December 31,	
2012	$ 407,934
2013	175,469
2014	189,350
2015	253,223
2016	1,400
Thereafter	2,200,710
	$3,228,086

9. Interest Rate Swaps

The Company has entered into floating-for-fixed interest rate swap arrangements in order to manage interest rate risk relating to certain of its debt facilities. These interest rate swap agreements modify the Company's exposure to interest rate risk by converting a portion of the Company's floating-rate debt to a fixed rate. These interest rate swaps essentially fix the interest rate at the percentages noted below; however, changes in the fair value of the interest rate swaps for each reporting period have been recorded in the increase/decrease in swap fair value in the accompanying Consolidated Statements of Income, as the interest rate swaps do not qualify for hedge accounting.

The following table presents the historical fair value of the interest rate swaps recorded in the accompanying Consolidated Balance Sheets as of December 31, 2011 and 2010. The Company utilized Level 2 inputs as described in Note 2 to determine fair value. The fair value approximates the amount the Company would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based upon current, and predictions of future, interest rate levels along a yield curve, the remaining duration of the instruments and other market conditions, and therefore is subject to significant estimation and a high degree of variability and fluctuation between periods. The fair value is adjusted, to reflect the impact of credit ratings of the counterparties or the Company, as applicable. These adjustments resulted in a reduction in the fair values as compared to their settlement values. As of December 31, 2011, the interest rate swap liabilities are included in other current accrued liabilities. As of December 31, 2010, $5.9 million of the interest rate swap liabilities are included in other current accrued liabilities and $15.6 million are included in other long-term liabilities.

(amounts in thousands)	Wynn Las Vegas	Wynn Macau	Total Interest Rate Swaps
Liability Fair Value			
December 31, 2011	**$4,628**	**$ 2,670**	**$ 7,298**
December 31, 2010	$8,457	$12,992	$21,449

Wynn Las Vegas Swap. As of December 31, 2011, the Company has one interest rate swap agreement to hedge a portion of the underlying interest rate risk on borrowings under the Wynn Las Vegas Credit Facilities. Under this swap agreement, beginning November 27, 2009, the Company pays a fixed interest rate of 2.485% on borrowings of $250 million incurred under the Wynn Las Vegas Credit Facilities in exchange for receipts on the same amount at a variable interest rate based on the applicable LIBOR at the time of payment. As of December 31, 2011, this interest rate swap fixes the interest rate on such borrowings at 5.485%. This interest rate swap agreement matures in November 2012.

Wynn Macau Swaps. As of December 31, 2011, the Company has one interest rate swap agreement to hedge a portion of the underlying interest rate risk on borrowings under the Wynn Macau Credit Facilities. Under this swap agreement, the Company pays a fixed interest rate of 2.15% on borrowings of HK$2.3 billion (approximately US$300 million) incurred under the Wynn Macau Credit Facilities in exchange for receipts on the same amount at a variable interest rate based on the applicable HIBOR at the time of payment. As of December 31, 2011, this interest rate swap fixes the interest rate on such borrowings at 3.4%. This interest rate swap agreement matures in June 2012.

In August 2011, two of the Company's interest rate swap agreements expired. Under the first swap agreement, the Company paid a fixed interest rate of 3.632% on U.S. dollar borrowings of $153.8 million incurred under the Wynn Macau Credit Facilities in exchange for receipts on the same amount at a variable interest rate based on the applicable LIBOR at the time of payment. Under the second swap agreement, the Company paid a fixed interest rate of 3.39% on Hong Kong dollar borrowings of HK$991.6 million (approximately US$127.9 million) incurred under the Wynn Macau Credit Facilities in exchange for receipt on the same amount at a variable interest rate based on the applicable HIBOR at the time of payment. Until they expired in August 2011, these interest rate swaps fixed the interest rates on the U.S. dollar and the Hong Kong dollar borrowings under the Wynn Macau Credit Facilities at 4.88%–5.38% and 4.64%, respectively.

10. Related Party Transactions

Amounts Due to Officers. The Company periodically provides services to Stephen A. Wynn, Chairman of the Board of Directors and Chief Executive Officer ("Mr. Wynn"), and certain other officers and directors of the Company, including the personal use of employees, construction work and other personal services. Mr. Wynn and other officers and directors have deposits with the Company to prepay any such items, which are replenished on an ongoing basis as needed. As of December 31, 2011 and 2010, Mr. Wynn and the other officers and directors had a net deposit balance with the Company of $0.4 million and $0.3 million, respectively.

Villa Suite Lease. On March 18, 2010, Mr. Wynn and Wynn Las Vegas entered into an Amended and Restated Agreement of Lease (the "SW Lease") for a villa suite to serve as Mr. Wynn's personal residence. The SW Lease amends and restates a prior lease. The SW Lease was approved by the Audit Committee of the Board of Directors of the Company. The term of the SW Lease commenced as of March 1, 2010 and runs concurrent with Mr. Wynn's employment agreement with the Company; provided that either party may terminate on 90 days notice. Pursuant to the SW Lease, the rental value of the villa suite will be treated as imputed income to Mr. Wynn, and will be equal to the fair market value of the accommodations provided. Effective March 1, 2010, and for the first two years of the term of the SW Lease, the rental value will be $503,831 per year. Effective March 1, 2012, the rental value will be $440,000 per year based on the current fair market value as established by the Audit Committee of the Company with the assistance of an independent third-party appraisal. The rental value for the villa suite will be re-determined every two years during the term of the lease by the Audit Committee, with the assistance of an independent third-party appraisal. Certain services for, and maintenance of, the villa suite are included in the rental.

Notes to Consolidated Financial Statements

On March 17, 2010, Elaine P. Wynn, a director of Wynn Resorts, and Wynn Las Vegas entered into an Agreement of Lease (the "EW Lease") for the lease of a villa suite as Elaine P. Wynn's personal residence. The EW Lease was approved by the Audit Committee of the Board of Directors of the Company. Pursuant to the terms of the EW Lease, Elaine P. Wynn paid annual rent equal to $350,000, which amount was determined by the Audit Committee with the assistance of a third-party appraisal. Certain services for, and maintenance of, the villa suite were included in the rental. The EW Lease superseded the terms of a prior agreement. The term of the EW lease commenced as of March 1, 2010 and was scheduled to terminate on December 31, 2010. The lease was extended on a month-to-month basis after December 31, 2010 until terminated effective March 31, 2011.

Home Purchase. In May 2010, the Company entered into an employment agreement with Linda Chen, who is also a director of Wynn Resorts. The term of the employment agreement is through February 24, 2020. Under the terms of the employment agreement, the Company purchased a home in Macau for use by Ms. Chen for $5.4 million, and as of December 31, 2011, has expended $2.1 million to renovate the home. The new employment agreement also provides Ms. Chen the use of an automobile in Macau. Upon the occurrence of certain events set forth below, Ms. Chen has the option to purchase the home at the then fair market value of the home (as determined by an independent appraiser) less a discount equal to ten percentage points multiplied by each anniversary of the term of the agreement that has occurred (the "Discount Percentage"). The option is exercisable for (a) no consideration at the end of the term, (b) $1.00 in the event of termination of Ms. Chen's employment without "cause" or termination of Ms. Chen's employment for "good reason" following a "change of control" and (c) at a price based on the applicable Discount Percentage in the event Ms. Chen terminates the agreement due to material breach by the Company. Upon Ms. Chen's termination for "cause," Ms. Chen will be deemed to have elected to purchase the Macau home based on the applicable Discount Percentage unless the Company determines to not require Ms. Chen to purchase the home. If Ms. Chen's employment terminates for any other reason before the expiration of the term (e.g., because of her death or disability or due to revocation of gaming license), the option will terminate.

The "Wynn" Surname Rights Agreement. On August 6, 2004, the Company entered into agreements with Mr. Wynn that confirm and clarify the Company's rights to use the "Wynn" name and Mr. Wynn's persona in connection with its casino resorts. Under the parties' Surname Rights Agreement, Mr. Wynn granted the Company an exclusive, fully paid-up, perpetual, worldwide license to use, and to own and register trademarks and service marks incorporating the "Wynn" name for casino resorts and related businesses, together with the right to sublicense the name and marks to its affiliates. Under the parties' Rights of Publicity License, Mr. Wynn granted the Company the exclusive, royalty-free, worldwide right to use his full name, persona and related rights of publicity for casino resorts and related businesses, together with the ability to sublicense the persona and publicity rights to its affiliates, until October 24, 2017.

11. Property Charges and Other

Property charges and other consisted of the following (amounts in thousands):

	Years Ended December 31,		
	2011	2010	2009
Net loss on assets abandoned/retired for remodel or sold	$ 19,708	$10,270	$21,696
Donation to University of Macau Foundation	109,563	—	—
Loss on contract termination	—	14,949	6,762
Loss on show cancellation	1,378	—	—
	$130,649	$25,219	$28,458

Property charges and other generally include costs related to the retirement of assets for remodels and asset abandonments. Property charges and other for the year ended December 31, 2011 include the present value of a charitable contribution made by Wynn Macau to the University of Macau Development Foundation. This contribution consists of a $25 million payment made in May 2011, and a commitment for additional donations of $10 million each year for the calendar years 2012 through 2022 inclusive, for a total of $135 million. The amount reflected in the accompanying Consolidated Statements of Income has been discounted using the Company's estimated borrowing rate over the time period of the remaining committed payments. In accordance with accounting standards for contributions, subsequent accretion of the discount is being recorded as additional donation expense and included in Property charges and other. Also included are the write-off of certain off-site golf memberships by Wynn Las Vegas, miscellaneous renovations and abandonments at the Company's resorts, including modifications of the Encore at Wynn Las Vegas retail esplanade, closure of the Blush Nightclub and the write-off of certain costs related to a show that ended its run in Las Vegas in April 2011.

Property charges and other for the year ended December 31, 2010 include a contract termination payment of $14.9 million related to a management contract for certain of the nightclubs at Wynn Las Vegas as well as miscellaneous renovations, abandonments and gain/loss on sale of equipment at Wynn Las Vegas and Wynn Macau.

Property charges and other for the year ended December 31, 2009 include a $16.7 million charge for the abandonment of the front porte-cochere at Encore at Wynn Las Vegas to make way for an addition at that property, a $6.8 million charge for the write-off of two aircraft deposits, and a $5 million charge related to miscellaneous remodels, abandonments and loss on sale of equipment.

Notes to Consolidated Financial Statements

12. Stockholders' Equity

Common Stock. The Company is authorized to issue up to 400,000,000 shares of its common stock, $0.01 par value per share (the "Common Stock"). As of December 31, 2011 and 2010, 125,080,998 shares and 124,599,508 shares, respectively, of the Company's Common Stock were outstanding. Except as otherwise provided by the Company's articles of incorporation or Nevada law, each holder of the Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of the Common Stock have no cumulative voting, conversion, redemption or preemptive rights or other rights to subscribe for additional shares. Subject to any preferences that may be granted to the holders of the Company's preferred stock, each holder of Common Stock is entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities.

The Board of Directors of Wynn Resorts has authorized an equity repurchase program of up to $1.7 billion. The repurchase program may include repurchases from time to time through open market purchases or negotiated transactions, depending upon market conditions. During 2011, the Company repurchased a total of 51,136 shares in satisfaction of tax withholding obligations on vested restricted stock. No repurchases were made during the years ended December 31, 2010 or 2009. As of December 31, 2011, the Company had repurchased a cumulative total of 12,856,090 shares of the Company's Common Stock for a net cost of $1.1 billion under the program.

Preferred Stock. The Company is authorized to issue up to 40,000,000 shares of undesignated preferred stock, $0.01 par value per share (the "Preferred Stock"). As of December 31, 2011, the Company had not issued any Preferred Stock. The Board of Directors, without further action by the holders of Common Stock, may designate and issue shares of Preferred Stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of Preferred Stock. The issuance of such shares of Preferred Stock could adversely affect the rights of the holders of Common Stock. The issuance of shares of Preferred Stock under certain circumstances could also have the effect of delaying or preventing a change of control of the Company or other corporate action.

Redemption of Securities. The Company's articles of incorporation provide that, to the extent required by the gaming authority making the determination of unsuitability or to the extent the Board of Directors determines, in its sole discretion, that a person is likely to jeopardize the Company's or any affiliate's application for, receipt of, approval for, right to the use of, or entitlement to, any gaming license, shares of Wynn Resorts' capital stock that are owned or controlled by an unsuitable person or its affiliates are subject to redemption by Wynn Resorts. The redemption price will be the amount, if any, required by the gaming authority or, if the gaming authority does not determine the price, the sum deemed by the Board of Directors to be the fair value of the securities to be redeemed. If the Company determines the redemption price, the redemption price will be capped at the closing price of the shares on the principal national securities exchange on which the shares are listed on the trading day before the redemption notice is given. If the shares are not listed on a national securities exchange, the redemption price will be capped at the closing sale price of the shares as quoted on The NASDAQ Global Select Market or if the closing price is not reported, the mean between the bid and ask prices, as quoted by any other generally recognized reporting system. The Company's right of redemption is not exclusive of any other rights that it may have or later acquire under any agreement, its bylaws or otherwise. The redemption price may be paid in cash, by promissory note, or both, as required, and pursuant to the terms established by the applicable gaming authority and, if not, as the Board of Directors of the Company elects.

13. Noncontrolling Interest

In October 2009, Wynn Macau, Limited, an indirect wholly-owned subsidiary of the Company and the developer, owner and operator of Wynn Macau, listed its ordinary shares of common stock on The Stock Exchange of Hong Kong Limited. Through an initial public offering, including the over allotment, Wynn Macau, Limited sold 1,437,500,000 shares (27.7%) of this subsidiary's common stock (the "Wynn Macau, Limited IPO"). Proceeds to the Company as a result of this transaction were approximately $1.8 billion, net of transaction costs of approximately $84 million. The shares of Wynn Macau, Limited were not and will not be registered under the Securities Act and may not be offered or sold in the United States absent a registration under the Securities Act, or an applicable exception from such registration requirements. In connection with this transaction, in October 2009, the Company recorded $107.4 million of noncontrolling interest as a separate component of equity in the accompanying Consolidated Balance Sheets and has followed accounting standards for noncontrolling interest in the consolidated financial statements beginning in October 2009. Net income attributable to noncontrolling interest was $211.7 million, $156.5 million and $18.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

On November 16, 2011, the Wynn Macau, Limited Board of Directors approved a HK$1.20 per share dividend. The total dividend amount was approximately $800 million and the Company's share of this dividend was $578.3 million. A reduction of $221.6 million was made to noncontrolling interest in the accompanying Consolidated Balance Sheets to reflect the payment of this dividend.

On November 2, 2010, the Wynn Macau, Limited Board of Directors approved a HK$0.76 per share dividend. The total dividend amount was approximately $508 million and the Company's share of this dividend was $367 million. A reduction of $140.7 million was made to noncontrolling interest in the accompanying Consolidated Balance Sheets to reflect the payment of this dividend.

14. Benefit Plans

Employee Savings Plan. The Company established a retirement savings plan under Section 401(k) of the Internal Revenue Code covering its U.S. non-union employees in July 2000. The plan allows employees to defer, within prescribed limits, a percentage of their income on a pre-tax basis through contributions to this plan. Prior to March 16, 2009, the Company matched the contributions, within prescribed limits, with an amount equal to 100% of the participant's initial 2% tax deferred contribution and 50% of the tax deferred contribution between 2% and 4% of the participant's compensation. Effective March 16, 2009, the Company suspended matching contributions to this plan. The Company recorded an expense for matching contributions of $0, $0 and $1.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Wynn Macau also operates a defined contribution retirement benefits plan (the "Wynn Macau Plan"). Eligible employees are allowed to contribute 5% of their salary to the Wynn Macau Plan and the Company matches any contributions. The assets of the Wynn Macau Plan are held separately from those of the Company in an independently administered fund. The Company's matching contributions vest to the employee at 10% per year with full vesting in ten years. Forfeitures of unvested contributions are used to reduce the Company's liability for its contributions payable. For the period from March 1, 2009 through April 30, 2010, the Company suspended its matching contributions. The contributions were reinstated effective May 1, 2010. During the years ended December 31, 2011, 2010 and 2009, the Company recorded an expense for matching contributions of $6.6 million, $3.3 million and $0.5 million, respectively.

Multi-Employer Pension Plan. Wynn Las Vegas contributes to a multi-employer defined benefit pension plan for certain of its union employees under the terms of the Southern Nevada Culinary and Bartenders Union collective-bargaining agreement. The collective-bargaining agreement that covers these union-represented employees expires in 2016. The legal name of the multi-employer pension plan is the Southern Nevada Culinary and Bartenders Pension Plan (the "Plan") (EIN: 88-6016617 Plan Number: 001). The Company recorded an expense of $7.6 million, $6.8 million and $6.2 million for contributions to the Plan for the years ended December 31, 2011, 2010 and 2009, respectively. For the 2010 plan year, the most recent for which plan data is available, the Company's contributions were identified by the Plan to exceed 5% of total contributions for that year. Based on information the Company received from the Plan, it was certified to be in neither endangered nor critical status for the 2010 plan year. Risks of participating in a multi-employer plan differs from single-employer plans for the following reasons: (1) assets contributed to a multi-employer plan by one employer may be used to provide benefits to employees of other participating employers; (2) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and (3) if a participating employer stops participating, it may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Stock-Based Compensation. The Company established the 2002 Stock Incentive Plan (the "WRL Stock Plan") to provide for the grant of (i) incentive stock options, (ii) compensatory (i.e., nonqualified) stock options, and (iii) nonvested shares of Common Stock of Wynn Resorts, Limited. Employees, directors (whether employee or nonemployee) and independent contractors or consultants of the Company are eligible to participate in the WRL Stock Plan. However, only employees of the Company are eligible to receive incentive stock options.

A maximum of 12,750,000 shares of Common Stock are reserved for issuance under the WRL Stock Plan. As of December 31, 2011, 4,098,336 shares remain available for the grant of stock options or nonvested shares of Common Stock.

Options are granted at the current market price at the date of grant. The WRL Stock Plan provides for a variety of vesting schedules all determined at the time of grant. All options expire ten years from the date of grant.

A summary of option activity under the WRL Stock Plan as of December 31, 2011, and the changes during the year then ended is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2011	3,252,708	$ 61.97		
Granted	25,200	$140.54		
Exercised	(431,126)	$ 55.18		
Canceled/Expired	(117,658)	$ 68.52		
Outstanding at December 31, 2011	2,729,124	$ 63.49	6.8	$129,304,063
Fully vested and expected to vest at December 31, 2011	2,485,576	$ 63.02	6.7	$120,165,961
Exercisable at December 31, 2011	376,924	$ 51.75	4.0	$ 22,419,903

The following information is provided for stock options of the WRL Stock Plan (amounts in thousands, except weighted average grant date fair value):

	Years Ended December 31,		
	2011	2010	2009
Weighted average grant date fair value	**$ 48.31**	$ 40.32	$ 28.25
Intrinsic value of stock options exercised	**$36,776**	$63,095	$ 8,249
Net cash proceeds from the exercise of stock options	**$23,789**	$66,186	$ 6,347
Tax benefits realized from the exercise of stock options and vesting of restricted stock	**$11,176**	$10,480	$49,013

As of December 31, 2011, there was a total of $55.7 million of unamortized compensation related to stock options, which is expected to be recognized over the vesting period of the related grants through May 2019.

A summary of the status of the WRL Stock Plan's nonvested shares as of December 31, 2011 and changes during the year then ended is presented below:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2011	861,000	$ 88.75
Granted	101,500	129.55
Vested	(168,000)	69.28
Nonvested at December 31, 2011	794,500	$ 98.08

The following information is provided for nonvested stock of the WRL Stock Plan (amounts in thousands, except weighted average grant date fair value):

	Years Ended December 31,		
	2011	2010	2009
Weighted average grant date fair value	**$129.55**	$107.03	$ —
Fair value of shares vested	**$24,865**	$ 2,833	$1,685

Approximately $38.6 million of unamortized compensation cost relating to nonvested shares of Common Stock at December 31, 2011 will be recognized as compensation over the vesting period of the related grants through October 2021.

Wynn Macau, Limited Stock Incentive Plan. The Company's majority-owned subsidiary Wynn Macau, Limited adopted a stock incentive plan effective September 16, 2009 (the "WML Stock Plan"). The purpose of the WML Stock Plan is to reward participants, which may include directors and employees of Wynn Macau, Limited who have contributed towards enhancing the value of Wynn Macau and its shares. A maximum of 518.75 million shares have been reserved for issuance under the WML Stock Plan. As of December 31, 2011, 1.4 million options have been granted.

A summary of option activity under the WML Stock Plan as of December 31, 2011, and the changes during the year then ended is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2011	1,000,000	$1.41		
Granted	400,000	$3.34		
Exercised	(50,000)	$1.41		
Outstanding at December 31, 2011	1,350,000	$1.98	8.6	$1,046,374
Fully vested and expected to vest at December 31, 2011	1,350,000	$1.98	8.6	$1,046,374
Exercisable at December 31, 2011	150,000	$1.41	8.3	$ 165,217

The following information is provided for stock options of the WML Stock Plan (amounts in thousands, except weighted average grant date fair value):

	Years Ended December 31,	
	2011	2010
Weighted average grant date fair value	**$0.75**	$0.60
Intrinsic value of stock options exercised	**$99.2**	$ —
Net cash proceeds from the exercise of stock options	**$70.2**	$ —

As of December 31, 2011, there was a total of $0.7 million of unamortized compensation related to stock options, which is expected to be recognized over the vesting period of the related grants through May 2016.

Compensation Cost. The Company uses the Black-Scholes valuation model to determine the estimated fair value for each option grant issued, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on implied and historical factors related to the Company's Common Stock. Expected term represents the weighted average time between the option's grant date and its exercise date. The risk-free interest rate used for each period presented is based on the U.S. Treasury yield curve for WRL Stock Plan options or the Hong Kong Exchange Fund rates for the WML Stock Plan options at the time of grant for the period equal to the expected term.

The fair value of stock options granted under the WRL Stock Plan was estimated on the date of grant using the following weighted average assumptions:

	Years Ended December 31,		
	2011	2010	2009
Expected dividend yield	**4.0%**	1.23%	0.12%
Expected stock price volatility	**49.7%**	60.9%	54.6%
Risk-free interest rate	**2.4%**	3.1%	2.7%
Expected average life of options (years)	**6.5**	6.9	7.6

The fair value of stock options granted under the WML Stock Plan was estimated on the date of grant using the following assumptions:

	Years Ended December 31,	
	2011	2010
Expected dividend yield	**4.0%**	—
Expected stock price volatility	**37.8%**	40.8%
Risk-free interest rate	**2.1%**	2.4%
Expected average life of options (years)	**6.5**	6.5

The total compensation cost for both the WRL Stock Plan and the WML Stock Plan is allocated as follows (amounts in thousands):

	Years Ended December 31,		
	2011	2010	2009
Casino	$ 8,997	$10,497	$ 8,740
Rooms	383	455	460
Food and beverage	429	301	305
Entertainment, retail and other	24	87	19
General and administrative	14,048	15,828	14,812
Total stock-based compensation expense	23,881	27,168	24,336
Total stock-based compensation capitalized	886	617	585
Total stock-based compensation costs	$24,767	$27,785	$24,921

15. Income Taxes

Consolidated income (loss) before taxes for domestic and foreign operations consisted of the following (amounts in thousands):

	Years Ended December 31,		
	2011	2010	2009
Domestic	$ 49,521	$(239,125)	$(229,861)
Foreign	756,046	576,168	271,967
Total	$805,567	$ 337,043	$ 42,106

The Company's benefit (provision) for income taxes consisted of the following (amounts in thousands):

	Years Ended December 31,		
	2011	2010	2009
Current			
Federal	$ —	$ —	$ —
Foreign	3,386	(1,560)	(3,679)
	3,386	(1,560)	(3,679)
Deferred			
Federal	10,809	(9,640)	(2,090)
Foreign	5,351	(9,247)	2,770
	16,160	(18,887)	680
Total	$19,546	$(20,447)	$(2,999)

The tax effects of significant temporary differences representing net deferred tax assets and liabilities consisted of the following (amounts in thousands):

	As of December 31,	
	2011	2010
Deferred Tax Assets—U.S.:		
Current:		
Receivables, inventories, accrued liabilities and other	$ 36,753	$ 34,384
Less: valuation allowance	(33,525)	(30,430)
	3,228	3,954
Long-term:		
Foreign tax credit carryforwards	1,848,185	1,306,965
Intangibles and related other	31,215	29,069
Stock-based compensation	17,001	16,275
Pre-opening costs	16,671	18,758
Syndication costs	3,780	3,780
Other credit carryforwards	3,458	3,930
Interest rate swap valuation adjustment	1,620	2,960
Other	615	494
	1,922,545	1,382,231
Less: valuation allowance	(1,753,667)	(1,223,288)
	168,878	158,943
Deferred Tax Liabilities—U.S.:		
Current:		
Prepaid insurance, maintenance and taxes	(6,803)	(6,928)
	(6,803)	(6,928)
Long-term:		
Property and equipment	(223,172)	(235,824)
	(223,172)	(235,824)
Deferred Tax Assets—Foreign:		
Long-term:		
Net operating loss carryforwards	17,593	24,791
Property equipment and other	5,345	5,819
Accrued charitable contribution	2,222	—
Pre-opening costs and other	130	1,588
Less: valuation allowance	(25,290)	(32,198)
	—	—
Net deferred tax liability	$ (57,869)	$ (79,855)

Notes to Consolidated Financial Statements

The income tax (benefit) provision differs from that computed at the federal statutory corporate tax rate as follows:

	Years Ended December 31,		
	2011	2010	2009
Federal statutory rate	**35.0%**	35.0%	35.0%
Foreign tax rate differential	**(21.3)%**	(38.8)%	(133.3)%
Other items, net:			
Foreign tax credits, net of valuation allowance	**(80.8)%**	(104.9)%	77.0%
Repatriation of foreign earnings	**76.3%**	134.9%	113.8%
Excess executive compensation	**0.4%**	0.7%	5.4%
Non-taxable foreign income	**(13.0)%**	(24.8)%	(108.6)%
Non-deductible foreign property charges	**—**	—	2.4%
General business credits	**(0.1)%**	(0.4)%	(2.8)%
Other, net	**0.1%**	1.4%	2.6%
Valuation allowance, other	**1.0%**	3.0%	15.6%
Effective tax rate	**(2.4)%**	6.1%	7.1%

The Company has no U.S. tax loss carryforwards. The Company incurred foreign tax losses of $73.7 million, $89.4 million and $74.2 million during the tax years ended December 31, 2011, 2010 and 2009, respectively. These foreign tax loss carryforwards expire in 2014, 2013 and 2012, respectively. The Company has recorded a valuation allowance against these tax loss carryforwards. The Company incurred a capital loss of $3.6 million during the year ended December 31, 2011. The capital loss carryforward will expire in 2016. The Company recorded tax benefits resulting from the exercise of nonqualified stock options and the value of vested restricted stock and accrued dividends of $11.2 million, $10.5 million and $49 million as of December 31, 2011, 2010 and 2009, respectively, in excess of the amounts reported for such items as compensation costs under accounting standards related to stock-based compensation. The Company uses a with-and-without approach to determine if the excess tax deductions associated with compensation costs have reduced income taxes payable.

Accounting standards require recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. During 2011 and 2010, the aggregate valuation allowance for deferred tax assets increased by $526.6 million and $574.2 million, respectively. The 2011 and 2010 increases are primarily related to foreign tax credit carryforwards that are not considered more likely than not realizable. As discussed in the succeeding paragraph, the Company does not consider forecasted future operating results when scheduling the realization of deferred tax assets and the required valuation allowance but instead relies solely on the reversal of net taxable temporary differences. The ultimate realization of the Company's recorded foreign tax credit deferred tax asset is dependent upon the incurrence of sufficient U.S. income tax liabilities attributable to foreign source income during the 10-year foreign tax credit carryover period.

The Macau special gaming tax is 35% of gross gaming revenue. The IRS only allows a credit for 35% of "net" foreign source income. In February 2010, the Company and the IRS entered into a Pre-Filing Agreement ("PFA") providing that the Macau Special Gaming Tax qualifies as a tax paid in lieu of an income tax and could be claimed as a U.S. foreign tax credit. The valuation allowance for foreign tax credits was determined in accordance with accounting standards by scheduling the existing U.S. "net" taxable temporary differences that are expected to reverse during the 10-year foreign tax credit carryover period. The U.S. income tax rules applicable to foreign tax credit utilization are applied to the scheduling results in order to determine the amount of foreign tax credit expected to be utilized in the future.

During the years ended December 31, 2011, 2010 and 2009, the Company recognized tax benefits of $647.6 million, $955.2 million and $125.3 million, respectively (net of valuation allowance and uncertain tax positions), for foreign tax credits applicable to the earnings of Wynn Macau S.A. A significant portion of these credits result from the treatment of the Macau Special Gaming Tax as a U.S. foreign tax credit. Of the $647.6 million, $955.2 million and $125.3 million, $640.8 million, $949.5 million and $121.5 million were used to offset 2011, 2010 and 2009 U.S. income tax expense incurred as a result of the repatriation of Wynn Macau S.A. earnings and in 2010 and 2009 the Wynn Macau, Limited IPO proceeds. The remaining $6.8 million, $5.8 million and $3.8 million (net of valuation allowance and uncertain tax positions) were recorded as a deferred tax asset. Of the Company's $1,848 million of foreign tax credit carryforwards (net of uncertain tax positions) as of December 31, 2011, $665.7 million will expire in 2018, $110.9 million will expire in 2019, $530.4 million in 2020, and $541.3 million in 2021.

Of the December 31, 2011, 2010 and 2009 U.S. valuation allowances of $1,787 million, $1,254 million and $694.5 million, respectively, $1,777 million, $1,246 million and $689.4 million, respectively, relate to U.S. foreign tax credits expected to expire unutilized, $1.3 million, $1.3 million and $0 represent stock-based compensation for foreign-based services that may be nondeductible, $3.4 million, $2.7 million and $1.3 million represent stock-based compensation that may be nondeductible under IRC §162(m), and $3.8 million is attributable to syndication costs. During the year ended December 31, 2011, the Company recorded a valuation allowance of $1.3 million attributable to a capital loss carryforward. Subsequent recognition of income tax benefits associated with syndication costs will be allocated to additional paid-in capital.

Except for $51 million of accumulated earnings which the Company plans on repatriating, the Company has not provided deferred U.S. income taxes or foreign withholdings taxes on temporary differences of $300.6 million and $325.1 million as of December 31, 2011 and 2010, respectively, which are indefinitely reinvested and will be used to fund future operations or expansion. The amount of the unrecognized deferred tax liability without regard to potential foreign tax credits associated with these temporary differences is approximately $105.2 million and $113.8 million for the years ended December 31, 2011 and 2010. Deferred income taxes are provided for foreign earnings planned for repatriation. In connection with the Wynn Macau, Limited IPO in 2009 (Note 13), the Company recorded a deferred tax liability net of expected foreign tax credits of $56.1 million to the extent that the book basis of the investment exceeded the tax basis and where that difference was expected to reverse in the foreseeable future. The deferred tax liability was recorded as a reduction in additional paid-in capital. In 2009, the Company repatriated $400 million from the Wynn Macau, Limited IPO proceeds leaving a deferred tax liability net of expected foreign tax credits of $41.5 million as of December 31, 2009. During 2010, the Company repatriated an additional $1,143 million of Wynn Macau, Limited IPO proceeds resulting in the reversal of the $41.5 million deferred tax liability. In 2011, the Company repatriated $578.2 million from Wynn Macau, Limited. The amounts repatriated during 2011, 2010 and 2009 were used to fund domestic operations, to provide additional U.S. liquidity, and to fund dividends to the Company's shareholders.

Effective September 6, 2006, Wynn Macau, S.A. received a 5-year exemption from Macau's 12% Complementary Tax on casino gaming profits. On November 30, 2010, an additional 5-year Complementary Tax exemption was approved, thereby exempting the casino gaming profits of Wynn Macau S.A. through December 31, 2015. Accordingly, the Company was exempted from the payment of $82.7 million, $64.4 million and $31.7 million in such taxes for the years ended December 31, 2011, 2010 and 2009, respectively. The Company's non-gaming profits remain subject to the Macau Complementary Tax and its casino winnings remain subject to the Macau Special Gaming tax and other levies in accordance with its concession agreement.

In June 2009, Wynn Macau, S.A. entered into an agreement with the Macau Special Administrative Region that provides for an annual payment of MOP $7.2 million (approximately $900,000 U.S. dollars) to the Macau Special Administrative Region as Complementary Tax otherwise due by shareholders of Wynn Macau S.A. on dividend distributions. This agreement was retroactive to 2006. Therefore, included in the tax provision for the year ended December 31, 2009, are the amounts related to the years 2006 through 2009 totaling $3.6 million. This agreement on dividends is effective through 2010. On July 19, 2011, Wynn Macau, S.A. received notification that a 5-year extension of this agreement had been ratified and that an annual payment of MOP $15.5 million (approximately $1.9 million U.S. dollars) would be due to the Macau Special Administrative Region for each of the years 2011 through 2015. As a result of the shareholder dividend tax agreements, income taxes payable includes $1.9 and $0.9 million accrued for the years ended December 31, 2011 and 2010.

Effective January 1, 2007, the Company adopted the accounting standards related to accounting for uncertain tax positions. This standard requires that tax positions be assessed using a two-step process. A tax position is recognized if it meets a "more likely than not" threshold, and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. Uncertain tax positions must be reviewed at each balance sheet date. Liabilities recorded as a result of this analysis must generally be recorded separately from any current or deferred income tax accounts.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (amounts in thousands):

	As of December 31,	
	2011	2010
Balance—beginning of year	$ 83,834	$148,365
Additions based on tax positions of the current year	12,427	13,164
Additions based on tax positions of prior years	—	694
Reductions for tax positions of prior years	—	—
Settlements	—	(78,389)
Lapses in statutes of limitations	(10,763)	—
Balance—end of year	$ 85,498	$ 83,834

As of December 31, 2011 and 2010, the Company has recorded a liability related to uncertain tax positions of $25.1 million and $35.9 million, respectively. These amounts are included in Other Long-Term Liabilities in the accompanying Consolidated Balance Sheets. As of December 31, 2011 and 2010, $60.4 million and $48 million, respectively, of liabilities related to U.S. and foreign uncertain tax positions that increase the NOL and foreign tax credit carryforward deferred tax assets are classified as reductions of the NOL and foreign tax credit carryforward deferred tax assets in the net deferred tax asset and liability table above. Other uncertain tax positions not increasing the NOL and foreign tax credit carryforward deferred tax assets have been recorded as increases in the liability for uncertain tax positions.

As of December 31, 2011 and 2010, $24.2 million and $17.9 million, respectively, of unrecognized tax benefit would, if recognized, impact the effective tax rate. The Company recognizes penalties and interest related to unrecognized tax benefits in the provision for income taxes. During the year ended December 31, 2011, the Company recognized interest and penalties of $0.04 million. The Company recognized no interest or penalties during the years ended December 31, 2010 and 2009.

The Company anticipates that the 2007 statute of limitations will expire in the next 12 months for certain foreign tax jurisdictions. Also, the Company's unrecognized tax benefits include certain income tax accounting methods. These accounting methods govern the timing and deductibility of income tax deductions. As a result, the Company's unrecognized tax benefits could decrease by a range of $0 to $0.5 million over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. The Company's income tax returns are subject to examination by the IRS and other tax authorities in the locations where it operates. As of December 31, 2011, the Company has filed domestic income tax returns for the years 2002 to 2010 and foreign income tax returns for 2002 to 2010. The Company's 2002 to 2005 domestic income tax returns remain subject to examination by the IRS to the extent of tax attributes carryforwards to future years. The Company's 2006 to 2010 domestic income tax returns also remain subject to examination by the IRS. The Company's 2007 to 2010 Macau income tax returns remain subject to examination by the Macau Finance Bureau.

During 2010, the Company reached an agreement with the Appellate division of the IRS regarding issues raised during the examination of its 2004 and 2005 income tax returns. The issues for consideration by the Appellate division were temporary differences and related to the deduction of certain costs incurred during the development and construction of Wynn Las Vegas and the appropriate tax depreciation recovery periods applicable to certain assets. As a result of this settlement with the Appellate division, the Company reduced its unrecognized tax benefits by $78.4 million. This reduction in unrecognized tax benefits resulted in a decrease in the Company's liability for uncertain tax positions of $55 million. The settlement of the 2004 and 2005 examination issues did not result in a cash tax payment but rather utilized $88.5 million and $2.5 million in foreign tax credit and general business credit carryforwards.

During 2010, the Company received the results of an IRS examination of its 2006 through 2008 U.S. income tax returns and filed its appeal of the examination's findings with the Appellate division of the IRS. In connection with that appeal, the Company agreed to extend the statute of limitations for its 2006 and 2007 tax returns to December 31, 2012. The Company believes that it will likely reach an agreement with the IRS with respect to the examination of its 2006, 2007 and 2008 U.S. income tax returns within the next 12 months. The issues under examination in these years are temporary differences and relate to the treatment of discounts extended to Las Vegas casino customers gambling on credit, the deduction of certain costs incurred during the development and construction of Encore at Wynn Las Vegas and the appropriate tax depreciation recovery periods applicable to certain assets. Upon the settlement of these issues, unrecognized tax benefits could decrease by $0 to $62.1 million. The resolution of the 2006, 2007 and 2008 examination is not expected to result in any significant cash payment but rather the utilization of a portion of the foreign tax credit carryforward.

The Company received the results of an IRS examination of its 2009 U.S. income tax return and filed an appeal of the examination's findings with the Appellate division of the IRS during 2011. The Company believes it will likely reach an agreement with the IRS with respect to the examination of the 2009 U.S. income tax return within the next 12 months. The issues under examination in 2009 relate to the impact of prior year IRS audit adjustments on the computation of 2009 taxable income. Upon settlement of these issues, unrecognized tax benefits could decrease by $0 to $0.2 million. The resolution of the 2009 IRS examination is not expected to result in any significant cash payment, but rather the utilization of a portion of the foreign tax credit carryforward.

During 2011, the IRS commenced an examination of the Company's 2010 U.S. income tax return. Since the examination is in its initial stages the Company is unable to determine if it will be concluded within the next twelve months. The Company believes that its liability for uncertain tax positions related to the period covered by this examination is adequate.

The Company is participating in the IRS Compliance Assurance Program ("CAP") for the 2011 tax year. Under the CAP program the IRS and the taxpayer work together in a pre-filing environment to examine transactions and issues and thus complete the tax examination before the tax return is filed. Participation in this program should enable the Company to reduce time spent on tax administration and enhance tax reserve and financial statement reporting integrity. In January 2012, the Company received notification that it had been accepted into the IRS CAP for the 2012 tax year.

During 2011, Wynn Macau, S.A. received the results of the Macau Finance Bureau's examination of its 2006 and 2007 Macau Complementary Tax returns and filed an appeal related to the examination's disallowance of certain deductions claimed in its 2006 Macau Complementary Tax Return. In August 2011, the 2006 Macau tax issues under appeal were resolved. As part of the settlement, the Company paid $1.1 million in Macau Complementary Tax substantially all of which was provided for in prior years. As the result of the resolution of these Macau tax issues and the expiration of the statute of limitations for 2006 Macau Complementary Tax assessments on December 31, 2011, the total amount of unrecognized tax benefits decreased by $10.8 million.

16. Commitments and Contingencies

Wynn Macau

Land Concession Contract. Wynn Macau, S.A. has entered into a land concession contract for the land on which Wynn Macau is located. Under the land concession contract, Wynn Macau, S.A. leases a parcel of approximately 16 acres from the government for an initial term of 25 years, with a right to renew for additional periods with government approval. Wynn Macau, S.A. has made payments to the Macau government under the land concession contract totaling $42.7 million. Wynn Macau, S.A. also paid approximately $18.4 million to an unrelated third party for its relinquishment of rights to a portion of the land. In 2009, the Company and the Macau government agreed to modify this land concession as a result of the construction of Encore at Wynn Macau and the additional square footage that was added as a result of such construction. In November 2009, the Company made an additional one-time land premium payment of $14.2 million. During the term of the land concession contract, Wynn Macau, S.A. is required to make annual lease payments of up to $525,000.

Cotai Development and Land Concession Contract. In September 2011, Palo Real Estate Company Limited and Wynn Resorts (Macau) S.A., each an indirect subsidiary of Wynn Macau, Limited, formally accepted the terms and conditions of a draft land concession contract from the Macau government for approximately 51 acres of land in the Cotai area of Macau. Following government approval, the Company anticipates constructing a full-scale integrated resort containing a casino, approximately 2,000 hotel suites, convention, retail, entertainment and food and beverage offerings on this land. The Company continues to finalize the project scope, timeline and budget.

The initial term of the land concession contract is 25 years, and it may be renewed with government approval for successive periods. The total land premium payable, as described in the draft land concession contract, is $193.4 million. An initial payment of $62.5 million was paid in December 2011, with eight additional semi-annual payments of approximately $16.4 million each (which includes interest at 5%) due once the Macau government publishes the Company's rights to the Cotai land in the government's official gazette. As of December 31, 2011, the Company has recorded this obligation and related asset with $13.4 million included as a current liability and $103.9 million included as a long-term liability. Wynn Macau will also be required to make annual lease payments of $0.8 million during the resort construction period and annual payments of approximately $1.1 million once the development is completed.

Cotai Land Agreement. On August 1, 2008, subsidiaries of Wynn Resorts, Limited entered into an agreement with an unrelated third party to make a one-time payment in the amount of $50 million in consideration of the unrelated third party's relinquishment of certain rights in and to any future development on the Cotai land noted above. The payment will be made within 15 days after the Macau government publishes the Company's rights to the Cotai land in the government's official gazette. With the Company's acceptance of the draft land concession contract noted above, the Company has accrued this $50 million obligation as a current liability included in other accrued liabilities as of December 31, 2011.

Leases and Other Arrangements

The Company is the lessor under several retail leases and has entered into license and distribution agreements for several additional retail outlets. The Company also is a party to joint venture agreements for the operation of one retail outlet and the Ferrari and Maserati automobile dealership at Wynn Las Vegas. The lease agreements include minimum base rents with contingent rental clauses.

The following table presents the future minimum rentals to be received under the operating leases (amounts in thousands):

Years Ending December 31,	
2012	$20,939
2013	13,907
2014	13,130
2015	12,027
2016	8,947
Thereafter	3,693
	$72,643

The total future minimum rentals do not include contingent rental. Contingent rentals were $73.2 million for the year ended December 31, 2011.

In addition, the Company is the lessee under leases for office space in Las Vegas, Macau and certain other locations, warehouse facilities, the land underlying the Company's aircraft hangar and certain office equipment.

At December 31, 2011, the Company was obligated under non-cancelable operating leases to make future minimum lease payments as follows (amounts in thousands):

Years Ending December 31,	
2012	$ 5,017
2013	2,775
2014	2,329
2015	1,672
2016	1,602
Thereafter	4,616
	$18,011

Rent expense for the years ended December 31, 2011, 2010 and 2009, was $20.2 million, $21.6 million and $17.2 million, respectively.

Self-insurance

The Company's domestic subsidiaries are covered under a self-insured medical plan up to a maximum of $300,000 per year for each insured person. Amounts in excess of these thresholds are covered by the Company's insurance programs, subject to customary policy limits. The Company's foreign subsidiaries are fully insured. Beginning January 2012, the medical plan covering employees of the Company's domestic subsidiaries is fully insured.

Employment Agreements

The Company has entered into employment agreements with several executive officers, other members of management and certain key employees. These agreements generally have three- to five-year terms and typically indicate a base salary and often contain provisions for discretionary bonuses. Certain of the executives are also entitled to a separation payment if terminated without "cause" or upon voluntary termination of employment for "good reason" following a "change of control" (as these terms are defined in the employment contracts).

Litigation

On May 3, 2010, Atlantic-Pacific Capital, Inc. ("APC") filed an arbitration demand with Judicial Arbitration and Mediation Services regarding an agreement with the Company. The action concerns a claim for compensation of approximately $32 million pursuant to an agreement entered into between APC and the Company on or about March 30, 2008 whereby APC was engaged to raise equity capital for an investment vehicle sponsored by the Company. APC is seeking compensation unrelated to the investment vehicle. The Company has denied APC's claims for compensation. The Company filed a Complaint for Damages and Declaratory Relief against APC in the District Court, Clark County, Nevada, on May 10, 2010. APC removed the action to the United States District Court, District of Nevada. In March 2011, the court denied APC's motion to compel arbitration. APC has appealed. Management believes that APC's claim against the Company is without merit and intends to defend this matter vigorously.

Sales and Use Tax on Complimentary Meals

In March 2008, the Nevada Supreme Court ruled, in the matter captioned *Sparks Nugget, Inc. vs. The State of Nevada Ex Rel. Department of Taxation,* that food and non-alcoholic beverages purchased for use in providing complimentary meals to customers and to employees was exempt from sales and use tax. In July 2008, the Court denied the State's motion for rehearing. Through April 2008, Wynn Las Vegas paid use tax on these items and has filed for refunds for the periods from April 2005 to April 2008. The amount subject to these refunds is $5.4 million.

In January 2012, the Nevada Tax Commission upheld the decision of an Administrative Law Judge ("ALJ") who ruled that complimentary meals provided to patrons and employees of a Nevada casino operator were retail sales subject to sales tax. The ruling of the ALJ further held that the use tax already paid on such items and sought as refunds should be credited against the sales tax due. Furthermore, the ALJ held that the Nevada Department of Taxation could not assess additional taxes, penalties or interest because its regulations and policies at the time only required the payment of use tax on such complimentary meals. The Company expects that the Nevada Tax Commission ruling will be appealed through the Nevada courts. As of December 31, 2011, the Company has neither recorded a receivable associated with its $5.4 million refund claim nor any sales tax liability for complimentary meals provided to customers and employees.

17. Segment Information

The Company monitors its operations and evaluates earnings by reviewing the assets and operations of its Las Vegas Operations and its Macau Operations. The Company's total assets and capital expenditures by segment consisted of the following (amounts in thousands):

	As of December 31,	
	2011	2010
Assets		
Las Vegas Operations	**$4,035,398**	$4,108,516
Macau Operations	**2,202,683**	1,777,119
Corporate and other	**661,415**	788,862
	$6,899,496	$6,674,497

	Years Ended December 31,	
	2011	2010
Capital Expenditures		
Las Vegas Operations	$ 65,207	$157,080
Macau Operations	115,702	120,580
Corporate and other	3,237	6,168
	$184,146	$283,828

The Company's results of operations by segment for the years ended December 31, 2011, 2010 and 2009 consisted of the following (amounts in thousands):

	Years Ended December 31,		
	2011	2010	2009
Net Revenues			
Las Vegas Operations	$1,480,719	$1,296,064	$1,229,573
Macau Operations	3,789,073	2,888,634	1,816,038
Total	$5,269,792	$4,184,698	$3,045,611
Adjusted Property EBITDA[1]			
Las Vegas Operations	$ 439,036	$ 270,299	$ 244,065
Macau Operations	1,196,232	892,686	502,087
Total	1,635,268	1,162,985	746,152
Other Operating Costs and Expenses			
Pre-opening costs	—	9,496	1,817
Depreciation and amortization	398,039	405,558	410,547
Property charges and other	130,649	25,219	28,458
Corporate expenses and other	96,868	96,659	70,246
Equity in income from unconsolidated affiliates	1,472	801	121
Total other operating costs and expenses	627,028	537,733	511,189
Operating income	1,008,240	625,252	234,963

(continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Years Ended December 31,		
	2011	2010	2009
Other Non-Operating Costs and Expenses			
Interest income	$ 7,654	$ 2,498	$ 1,740
Interest expense, net of amounts capitalized	(229,918)	(222,863)	(211,385)
Increase (decrease) in swap fair value	14,151	(880)	(2,258)
Gain (loss) from extinguishment of debt/exchange offer	—	(67,990)	18,734
Equity in income from unconsolidated affiliates	1,472	801	121
Other	3,968	225	191
Total other non-operating costs and expenses	(202,673)	(288,209)	(192,857)
Income before income taxes	805,567	337,043	42,106
Benefit (provision) for income taxes	19,546	(20,447)	(2,999)
Net income	$ 825,113	$ 316,596	$ 39,107

(1) "Adjusted Property EBITDA" is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, corporate expenses, stock-based compensation, and other non-operating income and expenses and includes equity in income from unconsolidated affiliates. Adjusted Property EBITDA is presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted Property EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents Adjusted Property EBITDA because it is used by some investors as a way to measure a company's ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles ("GAAP"). In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including Wynn Resorts, Limited, have historically excluded from their EBITDA calculations pre-opening expenses, property charges and corporate expenses, which do not relate to the management of specific casino properties. However, Adjusted Property EBITDA should not be considered as an alternative to operating income as an indicator of the Company's performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, Adjusted Property EBITDA does not include depreciation or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted Property EBITDA. Also, Wynn Resorts' calculation of Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

18. Quarterly Financial Information (Unaudited)

The following tables (amounts in thousands, except per share data) present selected quarterly financial information for 2011 and 2010, as previously reported. Because income (loss) per share amounts are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per share amounts for the four quarters may not equal the total income per share amounts for the year.

	Year Ended December 31, 2011				
	First	Second	Third	Fourth	Year
Net revenues	$1,260,272	$1,367,353	$1,298,304	$1,343,863	$5,269,792
Operating income	280,556	213,033	239,845	274,806	1,008,240
Net income	226,335	155,331	185,185	258,262	825,113
Net income attributable to Wynn Resorts	173,804	122,031	127,063	190,473	613,371
Basic income per share	$ 1.40	$ 0.98	$ 1.02	$ 1.53	$ 4.94
Diluted income per share	$ 1.39	$ 0.97	$ 1.01	$ 1.52	$ 4.88

	Year Ended December 31, 2010				
	First	Second	Third	Fourth	Year
Net revenues	$ 908,918	$1,032,643	$1,005,949	$1,237,188	$4,184,698
Operating income	114,848	148,146	131,949	230,309	625,252
Net income (loss)	57,859	88,917	(2,054)	171,874	316,596
Net income (loss) attributable to Wynn Resorts	26,988	52,405	(33,508)	114,242	160,127
Basic income (loss) per share	$ 0.22	$ 0.43	$ (0.27)	$ 0.93	$ 1.30
Diluted income (loss) per share	$ 0.22	$ 0.42	$ (0.27)	$ 0.91	$ 1.29

19. Subsequent Events (Unaudited)

Determination of Unsuitability and Redemption of Aruze USA, Inc. and Affiliates and Related Matters

On February 18, 2012, Wynn Resorts' Gaming Compliance Committee concluded a year-long investigation after receiving an independent report by Freeh, Sporkin & Sullivan, LLP (the "Freeh Report") detailing numerous prima facie violations of the FCPA by Aruze USA, Inc., at the time a stockholder of Wynn Resorts, Universal Entertainment Corporation, Aruze USA, Inc.'s parent company, and Kazuo Okada, the majority shareholder of Universal Entertainment Corporation, who is also a member of Wynn Resorts' Board of Directors and was at the time a director of Wynn Macau, Limited.

Notes to Consolidated Financial Statements

Based on the Freeh Report, the Board of Directors of Wynn Resorts determined that Aruze USA, Inc., Universal Entertainment Corporation and Mr. Okada are "unsuitable" under Article VII of the Wynn Resorts articles of incorporation. The Board was unanimous (other than Mr. Okada) in its determination. The Board of Directors also requested that Mr. Okada resign as a director of Wynn Resorts and recommended that Mr. Okada be removed as a member of the Board of Directors of Wynn Macau, Limited. On February 18, 2012, Mr. Okada was removed from the Board of Directors of Wynn Las Vegas Capital Corp., a wholly-owned subsidiary of Wynn Resorts.

Based on the Board of Directors' finding of "unsuitability," on February 18, 2012, Wynn Resorts redeemed Aruze USA, Inc.'s 24,549,222 shares of Wynn Resorts' Common Stock. Following a finding of "unsuitability," Wynn Resorts' articles authorize redemption at "fair value" of the shares held by unsuitable persons. The Company engaged an independent financial advisor to assist in the fair value calculation and concluded that a discount to the current trading price was appropriate because of, among other things, restrictions on most of the shares which are subject to the terms of an existing stockholder agreement. Pursuant to the articles of incorporation, Wynn Resorts issued the Redemption Price Promissory Note to Aruze USA, Inc. in redemption of the shares. The Redemption Price Promissory Note has a principal amount of approximately $1.9 billion, matures on February 18, 2022 and bears interest at the rate of 2% per annum, payable annually in arrears on each anniversary of the date of a Redemption Price Promissory Note. Wynn Resorts may, in its sole and absolute discretion, at any time and from time to time, and without penalty or premium, prepay the whole or any portion of the principal or interest due under the Redemption Price Promissory Note. In no instance shall any payment obligation under the Redemption Price Promissory Note be accelerated except in the sole and absolute discretion of Wynn Resorts or as specifically mandated by law. The indebtedness evidenced by the Redemption Price Promissory Note is and shall be subordinated in right of payment, to the extent and in the manner provided in the Redemption Price Promissory Note, to the prior payment in full of all existing and future obligations of Wynn Resorts or any of its affiliates in respect of indebtedness for borrowed money of any kind or nature.

On February 19, 2012, Wynn Resorts filed a complaint in the District Court of Clark County, Nevada, against Mr. Okada, alleging breaches of fiduciary duty and related claims.

On February 24, 2012, the Board of Directors of Wynn Macau, Limited removed Mr. Kazuo Okada from the board.

The Company has provided the Freeh Report to applicable regulators and intends to cooperate with any related investigation that such regulators may undertake. The conduct of Mr. Okada and his affiliates and any resulting regulatory investigations could have adverse consequences to the Company. A finding by regulatory authorities that Mr. Okada violated the FCPA on Company property and/or otherwise involved the Company in criminal or civil violations could result in actions by regulatory authorities against the Company. Relatedly, regulators could pursue separate investigations into the Company's compliance with applicable laws, including in response to litigation filed by Mr. Okada suggesting improprieties in connection with the Company's donation to the University of Macau and a related informal inquiry by the SEC into this donation. While the Company believes that it is in full compliance with all applicable laws, any such investigations could result in actions by regulators against the Company.

Litigation Commenced by Mr. Okada and Related Matters

In May 2011, Wynn Macau, a majority owned subsidiary of the Company, made a commitment to the University of Macau Development Foundation in support of the new Asia-Pacific Academy of Economics and Management. This contribution consists of a $25 million payment made in May 2011 and a commitment for additional donations of $10 million each year for the calendar years 2012 through 2022 inclusive. The pledge was consistent with the Company's long-standing practice of providing philanthropic support for deserving institutions in the markets in which it operates. The pledge was made following an extensive analysis which concluded that the gift was made in accordance with all applicable laws. The pledge was considered by the Boards of Directors of both the Company and Wynn Macau and approved by 15 of the 16 directors who serve on those boards. The sole dissenting vote was Mr. Kazuo Okada, whose stated objection was to the length of time over which the donation would occur, not its propriety.

Mr. Okada commenced litigation on January 11, 2012 in Nevada, seeking to compel the Company to produce information relating to the donation to the University of Macau, among other things.

On February 8, 2012, following Mr. Okada's lawsuit, the Company received a letter from the Salt Lake Regional Office of the U.S. Securities and Exchange Commission ("SEC") requesting that, in connection with an informal inquiry by the SEC, the Company preserve information relating to, but not limited to, the donation to the University of Macau, any donations by the Company to any other educational charitable institutions, including the University of Macau Development Foundation, and the Company's casino or concession gaming licenses or renewals in Macau. The Company has informed the Salt Lake Regional Office that it intends to fully comply with the SEC's request.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.*

Based on our assessment, management believes that, as of December 31, 2011, the Company's internal control over financial reporting was effective.

The Company's independent registered public accounting firm has issued an audit report on our internal control over financial reporting. This report appears under "Report of Independent Registered Public Accounting Firm" on page 96.

Changes in Internal Control Over Financial Reporting. There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our fourth fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Wynn Resorts, Limited and subsidiaries:

We have audited Wynn Resorts, Limited and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

(continued)

Report of Independent Registered Public Accounting Firm

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2011 consolidated financial statements of Wynn Resorts, Limited and subsidiaries and our report dated February 29, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Las Vegas, Nevada
February 29, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Wynn Resorts, Limited and subsidiaries:

We have audited the accompanying consolidated balance sheets of Wynn Resorts, Limited and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wynn Resorts, Limited and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP

Las Vegas, Nevada
February 29, 2012

STOCK PERFORMANCE GRAPH

The graph below compares the five-year cumulative total return on our common stock to the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500") and the Dow Jones U.S. Gambling Index. The performance graph assumes that $100 was invested on December 29, 2006 in each of the Company's common stock, the S&P 500 and the Dow Jones U.S. Gambling Index, and that all dividends were reinvested. The stock price performance shown in this graph is neither necessarily indicative of, nor intended to suggest, future stock price performance.



$150
120
90
60
30
0
12/29/06
12/31/07
12/31/08
12/31/09
12/31/10
12/30/11
Wynn Resorts Ltd.
S&P 500
Dow Jones U.S. Gambling

	Wynn Resorts Ltd.	S&P 500	Dow Jones U.S. Gambling
December 06	100.00	100.00	100.00
December 07	124.92	105.49	114.80
December 08	47.08	66.46	30.87
December 09	68.74	84.05	48.08
December 10	132.87	96.71	83.23
December 11	149.20	98.75	77.37

The performance graph should not be deemed filed or incorporated by reference into any other of our filings under the Securities Act of 1933 or the Exchange Act of 1934, unless we specifically incorporate the performance graph by reference therein.

Corporate Headquarters

3131 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Web Site

Visit the Company's web sites at:
www.wynnresorts.com
www.wynnlasvegas.com
www.wynnmacau.com
www.wynnmacaulimited.com

Annual Report on Form 10-K

Our Annual Report on Form 10-K (including the financial statements and financial statement schedules relating thereto) filed with the Securities and Exchange Commission may be obtained upon written request and without charge. Requests should be directed to Samanta Stewart, Vice President of Investor Relations of Wynn Resorts, Limited, 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109, telephone (702) 770-7555 or investorrelations@wynnresorts.com. In addition, the electronic version of the Annual Report can be found at www.wynnresorts.com, under Corporate Information.

Annual Meeting

Our Annual Meeting of Stockholders will be held on Friday, November 2, 2012 at 11:00 a.m., local time, in the Encore Theater at Wynn Las Vegas, 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109. September 12, 2012 is the record date for determining the stockholders entitled to notice of, and to vote at, the Annual Meeting of Stockholders.

Common Stock

Our common stock is traded on the NASDAQ Global Select Market under the symbol "WYNN."

Common Stock Transfer Agent and Registrar

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
(800) 937-5449

Wynn, Encore and the Wynn Crest are registered trademarks or trademarks of Wynn Resorts Holdings, LLC.

Board of Directors

Stephen A. Wynn
Chairman of the Board and Chief Executive Officer

Linda Chen
Director
President of Wynn International Marketing, Limited, and Chief Operating Officer of Wynn Resorts (Macau), S.A.

Russell Goldsmith
Director
Chairman and Chief Executive Officer of City National Bank

Dr. Ray R. Irani
Director
Executive Chairman of Occidental Petroleum Corporation

Robert J. Miller
Director
Founder of Robert J. Miller Consulting
Senior Advisor to Dutko Worldwide
Governor of the State of Nevada from January 1989 until January 1999

John A. Moran
Director
Director of the John A. Moran Eye Center; Trustee of the George and Barbara Bush Endowment for Innovative Cancer Research at the University of Texas; and an Honorary Trustee of the Metropolitan Museum of Art in New York City.
Former Chairman of Dyson-Kissner-Moran Corporation

Kazuo Okada
Director
Founder, Director and Chairman of the Board of Universal Entertainment Corp. and as Director, President, Secretary and Treasurer of Aruze USA

Marc D. Schorr
Director
Chief Operating Officer

Alvin V. Shoemaker
Director
Former Chairman of the Board of First Boston Inc. and First Boston Corporation

D. Boone Wayson
Director
Principal of Wayson's Properties, Incorporated

Elaine P. Wynn
Director
Active leader in educational and philanthropic affairs in Las Vegas
Chairperson of the National Board of Communities in Schools
Board member to the Kennedy Center for the Performing Arts and the Library of Congress Trust Fund

Allan Zeman
Director
Chairman of the Board of Lan Kwai Fong Holdings Limited and Ocean Park Hong Kong

---

Executive Officers

Stephen A. Wynn
Chief Executive Officer

Marc D. Schorr
Chief Operating Officer

John Strzemp
Executive Vice President and Chief Administrative Officer

Matt Maddox
Chief Financial Officer and Treasurer

Kim Sinatra
Senior Vice President, General Counsel and Secretary

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, NV 89109
(702) 770-7555
www.wynnresorts.com


RESORTS

WYNN RESORTS, LIMITED
3131 Las Vegas Boulevard South
Las Vegas, Nevada 89109
(702) 770-7000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On November 2, 2012

To Our Stockholders:

Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of Wynn Resorts, Limited, a Nevada corporation (the "Company"), will be held in the Encore Theater at Wynn Las Vegas, 3131 Las Vegas Boulevard South, Las Vegas, Nevada, on November 2, 2012, at 11:00 a.m. (local time), for the following purposes (which are more fully described in the proxy statement, which is attached and made a part of this Notice):

1. To elect the four directors named in the proxy statement, each to serve until the 2015 Annual Meeting of Stockholders and until his or her successor is elected and qualified, or until such director's earlier death, resignation or removal;
2. To approve the Company's Amended and Restated Annual Performance Based Incentive Plan as proposed;
3. To ratify the Audit Committee's appointment of Ernst & Young LLP as the independent public accountants for the Company and all of its subsidiaries for 2012; and
4. To consider and transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

All stockholders are cordially invited to attend the Annual Meeting in person. Stockholders of record at the close of business on September 12, 2012, the record date fixed by the Executive Committee of the Board of Directors, are entitled to notice of and to vote at the Annual Meeting. A complete list of these stockholders will be available for inspection ten days prior to the Annual Meeting at the Company's executive offices, located at 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109. On or about September 21, 2012, we mailed to our stockholders a notice containing instructions on how to access the proxy statement for our 2012 Annual Meeting, our 2011 annual report and to vote online. The notice also contains instructions on how you can receive a paper copy of your annual meeting materials, including this Notice, proxy statement and proxy card, should you wish.

Whether or not you plan to attend the Annual Meeting, you are encouraged to read the proxy statement and then cast your vote as promptly as possible in accordance with the instructions in the notice you received. Even if you have given your proxy, you may still vote in person if you attend the Annual Meeting.

Unless you provide voting instruction to any bank, broker or other nominee that holds your shares, your shares may not be voted on most matters being considered at the Annual Meeting. Therefore, if your shares are held in the name of your broker, bank or other nominee, your vote is especially important.

By Order of the Executive Committee of the
Board of Directors

Kim Sinatra
Secretary

Las Vegas, Nevada
September 20, 2012

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIAL FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 2, 2012

This proxy statement and our 2011 annual report on Form 10-K are available at http://www.wynnresorts.com under company information/annual meeting and related materials.

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PROXY STATEMENT
Table of Contents

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WYNN RESORTS, LIMITED

3131 Las Vegas Boulevard South
Las Vegas, Nevada 89109

PROXY STATEMENT

General Information

This proxy statement is furnished to stockholders in connection with the solicitation of proxies by the Executive Committee of the Board of Directors of Wynn Resorts, Limited ("Wynn Resorts," "we" or the "Company"), for use at the Company's Annual Meeting of Stockholders on November 2, 2012 (the "Annual Meeting") to be held in the Encore Theater at Wynn Las Vegas, 3131 Las Vegas Boulevard South, Las Vegas, Nevada, at 11:00 a.m. (local time) and at any adjournment or postponement of that meeting. Matters to be considered and acted upon at the Annual Meeting are set forth in the Notice of Annual Meeting of Stockholders accompanying this proxy statement and are more fully outlined herein. Under rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are furnishing proxy materials to stockholders via the internet, instead of mailing printed copies of those materials to each stockholder. On or about September 21, 2012, we mailed to stockholders a Notice of Internet Availability containing instructions on how to access our proxy materials, including our proxy statement and our annual report. The Notice of Internet Availability also instructs you as to how you may access your proxy card to vote through the internet or telephonically. This electronic access process is designed to expedite stockholders' receipt of proxy materials, lower the costs of our Annual Meeting and help to conserve natural resources. However, if you would prefer to receive a printed copy of our proxy materials, and a paper proxy card, please follow the instructions included in the Notice of Internet Availability. If you have previously elected to receive our proxy materials electronically or by mail, you will continue to receive these materials in that format unless you elect otherwise.

The Company believes that the election of the director nominees named herein in Proposal 1, approval of the Company's Amended and Restated Annual Performance Based Incentive Plan in Proposal 2, and ratification of Ernst & Young LLP as the Company's independent public accountants in Proposal 3 are in the best interests of the Company and its stockholders and recommends a vote **FOR** each of these matters.

Revocability of Proxies

Any stockholder of record giving a proxy may revoke it by voting at the Annual Meeting or, at any time prior to its exercise at the Annual Meeting, by sending a written or other transmission revoking it, or by executing and delivering another proxy bearing a later date, to the Secretary of the Company at the Company's Executive Offices located at 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109. Please note, however, that if your shares are held of record by a broker, bank or other nominee, you must contact that person if you wish to revoke previously given voting instructions. Attendance at the Annual Meeting in and of itself does not revoke a prior proxy.

Voting and Solicitation

Shares represented by duly executed and unrevoked proxies will be voted at the Annual Meeting in accordance with the specifications made therein by the stockholders. For stockholders of record, if no specification is made, shares represented by duly executed and unrevoked proxies will be voted **FOR** the election as directors of all nominees listed herein, **FOR** the approval of the Company's Amended and Restated Annual Performance Based Incentive Plan, **FOR** the ratification of Ernst & Young LLP as the Company's independent public accountants, and in the discretion of the persons voting the respective proxies with respect to any other matter that may properly come before the Annual Meeting. For beneficial owners, brokers, banks and other nominees are not permitted to vote without instructions from the beneficial owner in the election of directors or in the approval of the Company's Amended and Restated Annual Performance Based Incentive Plan. If you are a beneficial owner, your broker, bank or other nominee is permitted to vote your shares on the ratification of Ernst & Young LLP as the Company's independent public accountants even if the broker, bank or other nominee does not receive voting instructions from you.

The cost of preparing, assembling and mailing proxy materials will be borne by the Company. Directors, executive officers and other employees may also solicit proxies by mail, telephone, electronic communication or in person, but will not receive any special compensation. We have hired D.F. King & Co., Inc. to solicit proxies. We will pay D.F. King a fee estimated not to exceed $25,000, plus reasonable expenses, for these services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses incurred in sending proxy materials to beneficial owners.

At the close of business on September 12, 2012, the record date for determining stockholders entitled to vote at the Annual Meeting, 100,522,136 shares of the Company's common stock, $.01 par value, were outstanding. Each stockholder is entitled to one vote for each share of common stock held of record on that date on all matters presented at the Annual Meeting. A plurality of the votes cast in person or by proxy at the Annual Meeting is required for the election of the director nominees. Under Nevada law, shares as to which a stockholder withholds voting authority in the election of directors and broker non-votes will not be counted as voting thereon and therefore will not affect the election of the nominees receiving a plurality of the votes cast. However, those shares will be counted for purposes of determining whether there is a quorum. A broker non-vote occurs when a bank, broker or other nominee does not have authority to vote on a particular item without instructions from the beneficial owner and has not received instructions. For each other item to be acted upon at the Annual Meeting, the item will be approved if the number of votes cast in favor of the item by the stockholders entitled to vote exceeds the number of votes cast in opposition to the item. Abstentions and broker non-votes will not be counted as votes cast on an item and therefore will not affect the outcome of these proposals, although they are counted for purposes of determining whether there is a quorum.

Attending the Annual Meeting

Stockholders will be admitted to the Annual Meeting upon presentation of identification and satisfactory proof of ownership of the Company's common stock on the record date for the Annual Meeting. For stockholders of record as of the record date, whose names appear on the Company's stock ledger, satisfactory proof of ownership consists of photo identification that matches the stockholder's name on the stock ledger, or photo identification and other proof of ownership of the Company's common stock on record date such as the Notice of Internet Availability that was mailed to them or a copy of the proxy card. For stockholders who own shares of the Company's common stock beneficially through a bank, broker or other nominee, satisfactory proof of ownership consists of a photo identification and the Notice of Internet Availability that was mailed to them, a copy of a voting instruction form proxy requested by and mailed to them, or a valid proxy signed by the record holder. Guests of stockholders and any other persons will be admitted at the discretion of the Company.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Company's Second Amended and Restated Articles of Incorporation (the "Articles") and Fourth Amended and Restated Bylaws, as amended (the "Bylaws"), require that the number of directors on the Board of Directors be not less than one nor more than thirteen. Presently, the Board of Directors is set at twelve directors and is divided into three classes. Class I includes Linda Chen, John A. Moran, Marc D. Schorr and Elaine P. Wynn, whose terms expire in 2012. Class II consists of Stephen A. Wynn, Ray R. Irani, Alvin V. Shoemaker and D. Boone Wayson, whose terms expire in 2013. Class III consists of Russell Goldsmith, Robert J. Miller, Kazuo Okada, and Allan Zeman, whose terms expire in 2014. At each annual meeting, the terms of one class of directors expire. Each director nominee is elected to the Board of Directors for a term of three years and until his or her successor is elected and qualified.

On September 10, 2012, Mr. Moran advised the Nominating and Corporate Governance Committee of his determination not to stand for re-election to the Company's Board of Directors in favor of retirement from the Board. Mr. Moran has served the Company as an independent director since 2002. The Company expresses its gratitude for Mr. Moran's valuable contribution.

At the Annual Meeting, four Class I directors are to be elected, each to serve until the 2015 Annual Meeting of Stockholders and until his or her successor is elected and qualified, or until such director's earlier death, resignation or removal. The persons designated as proxies will have discretion to cast votes for other persons in the event any nominee for director is unable to serve. At present, it is not anticipated that any nominee will be unable to serve.

At the recommendation of the Nominating and Corporate Governance Committee, the Board is nominating the following four directors for election as Class I directors:

- **Linda Chen**
- **Marc D. Schorr**
- **J. Edward (Ted) Virtue**
- **Elaine P. Wynn**

Biographical and other information concerning these directors and the other directors serving on the Board is set forth below.

Please note that the Company has received a letter from Aruze USA, Inc., a company controlled by Kazuo Okada, who is currently a member of the Company's Board of Directors, purportedly notifying the Company of its intent to nominate two individuals for election as directors at the Annual Meeting in opposition to the Company's recommended nominees. As discussed further in this proxy statement, the Company believes that Aruze USA, Inc. is not eligible to nominate director candidates for election at the Annual Meeting. Furthermore, the Company does not view these purported nominations as creating a proxy solicitation by Aruze USA, as the Company has redeemed the common shares previously held by Aruze USA and therefore believes that Aruze USA is not eligible to nominate director candidates for election at the Annual Meeting. As discussed in this proxy statement, Aruze USA and the Company are currently involved in litigation regarding Aruze USA's stockholder status and rights. On August 31, 2012, Aruze USA filed a motion in state court seeking, among other things, a preliminary injunction that would prohibit the Company from barring or preventing Aruze USA, Inc. from exercising rights as a stockholder and an order that its purported nominees be presented to the Company's stockholders and voted on (including by Aruze USA as a stockholder) at the Annual Meeting.

THE COMPANY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE NOMINEES LISTED ABOVE.

Director Biographies and Qualifications

Set forth below is biographical information regarding the directors and new director nominee who have been nominated for election at the Annual Meeting and the directors whose terms do not expire this year. Also included are key skills and qualifications of our directors supporting their service as a director, in light of the Company's business and structure.

Class I Directors (Terms expire at the 2012 Annual Meeting of Stockholders)

Linda Chen. Ms. Chen, 45, has served as a Director of the Company since October 2007. Ms. Chen has been an Executive Director and Chief Operating Officer of Wynn Macau, Limited, a majority owned subsidiary of the Company, since September 2009. Ms. Chen serves as the President of Wynn International Marketing, Limited, a wholly-owned indirect subsidiary of the Company, a position she has held since January 2005. In addition, Ms. Chen is the Chief Operating Officer of Wynn Resorts (Macau), S.A., a role she has served in since June 2002. Ms. Chen is responsible for the marketing and strategic development of Wynn Macau. Ms. Chen is a member of the Nanjing Committee of the Chinese People's Political Consultative Conference (Macau).

Ms. Chen's insight and experience as the primary marketing executive for the Company contribute to the Board's ability to evaluate and make informed decisions that affect our global operations. Ms. Chen's experience becomes increasingly important to the Company and its stockholders as the percentage of the Company's operational revenue and profits generated from its Macau operations increases.

Marc D. Schorr. Mr. Schorr, 64, has served as a Director of the Company since July 2010. He also serves as Chief Operating Officer of the Company, a position he has held since June 2002. Mr. Schorr has served as a Non-Executive Director of Wynn Macau, Limited since September 2009 and is also an officer of several of the Company's other subsidiaries. Mr. Schorr has over 32 years of experience in the casino gaming industry.

When electing Mr. Schorr to the Board of Directors, the electing directors considered his extensive operating experience, particularly his marketing expertise and ability to effectively manage operating costs. These qualifications have been particularly valuable to the Company as we have navigated the difficult economic environment of the past several years. In addition, Mr. Schorr brings first-hand operational knowledge to the Board, enhancing their ability to oversee the operations of the Company.

Elaine P. Wynn. Ms. Wynn, 70, has served as a Director of the Company since October 2002. Ms. Wynn has been a strong advocate of programs and services for children at risk of dropping out of school. Since 1995 she has co-chaired the Greater Las Vegas After-School All Stars, an organization that provides thousands of children with high-quality educational, recreational and cultural after-school programs. A past member of the Executive Board of the Consortium for Policy Research in Education, Ms. Wynn has served on the State of Nevada Council to Establish Academic Standards and chaired for 8 years the UNLV Foundation (the private fundraising arm of University of Nevada, Las Vegas). She is the founding chairman of Communities in Schools of Nevada and was appointed in 2009 as Chairman of the national board of Communities in Schools, the oldest, most successful stay-in-school organization in America. In 2011, Ms. Wynn was appointed by Nevada's governor to co-chair a Blue Ribbon Education Reform Task Force that resulted in the enactment of ambitious new reform legislation.

Ms. Wynn has also been a strong supporter of the arts. She established the Elaine Wynn Studio for Arts Education at The Smith Center for the Performing Arts in Las Vegas and is a member of the Board of the Los Angeles County Museum of Art. In 2012, Ms. Wynn was re-appointed to the Kennedy Center for the Performing Arts Board of Trustees. She also serves on the Library of Congress Trust Fund Board.

Ms. Wynn's experience in the gaming and hospitality businesses during her tenure as a director of the Company and Mirage Resorts has been valuable to the Board and important in the continued development of the Wynn brand. In addition, her philanthropic and community efforts as well as her history of assisting the Company on such matters have been important to the Board's strategic and brand vision.

On January 6, 2010, Elaine Wynn, Aruze USA, Inc. and Stephen A. Wynn entered into that certain Amended and Restated Stockholders Agreement dated January 6, 2010 (the "Stockholders Agreement") which contains covenants and provisions relating to voting agreements (including endorsement of director candidates including Ms. Wynn), preemptive rights, rights of first refusal, tag-along rights and certain other instructions. On February 18, 2012, the Company redeemed all of the shares previously owned by Aruze (as more particularly described in Mr. Okada's biographical information below) and commenced litigation against Mr. Okada, Universal Entertainment Corporation and Aruze. On June 19, 2012, Elaine Wynn asserted a cross claim against Stephen A. Wynn and Aruze in the Aruze litigation (described below) seeking a declaration that (1) any and all of Elaine Wynn's duties under the Stockholders Agreement be discharged; (2) the Stockholders Agreement is subject to rescission and is rescinded; (3) the Stockholders Agreement is an unreasonable restraint on alienation in violation of public policy; and/or (4) the restrictions on sale of shares shall be construed as inapplicable to Elaine Wynn. The indentures for the Wynn Las Vegas, LLC 2022 Notes and Existing Notes (the "Indentures") provide that if Stephen A. Wynn, together with certain related parties, in the aggregate beneficially owns a lesser percentage of the outstanding common stock of the Company than are beneficially owned by any other person, a change of control will have occurred. If Elaine Wynn prevails in her cross claim, Stephen A. Wynn would not beneficially own or control Elaine Wynn's shares and a change in control may result under the Company's debt documents. Under the Indentures, the occurrence of a change of control requires that the Company make an offer (unless the notes have been previously called for redemption) to each holder to repurchase all or any part of such holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest on the Notes purchased, if any, to the date of repurchase. Mr. Wynn is opposing Ms. Wynn's cross claim.

Class I Director Nominee

J. Edward ("Ted") Virtue. Mr. Virtue, 52, is the Chief Executive Officer of MidOcean Partners, a private investment firm that specializes in middle market investments in the U.S. Prior to his current position, from 1999 to February of 2003, Mr. Virtue was Chief Executive Officer of DB Capital Partners, the captive merchant bank of Deutsche Bank and had oversight for the bank's $35 billion direct investment portfolio. Mr. Virtue also served on the Deutsche Bank Executive Board. Prior to Deutsche Bank's acquisition of Bankers Trust Company ("Bankers Trust"), Mr. Virtue was President of BT Alex. Brown Incorporated and Executive Vice President and Head of Global Finance at Bankers Trust. Representative boards that Mr. Virtue has served on include Bushnell, Kinetics Group, Noveon, and Vitaquest International.

When considering the potential candidacy of Mr. Virtue, the Nominating and Corporate Governance Committee considered Mr. Virtue's extensive financial experience as a fund manager and business investor, including experience in the gaming, hospitality and consumer products industries. The continuing challenges of global economic uncertainty require sophisticated and diverse experience in capital markets, which the Committee determined Mr. Virtue provided. Additionally, the Committee relied upon Mr. Virtue's long standing experience in the gaming and hospitality industries, as both an advisor and investor.

Directors Continuing in Office

Class II Directors (Terms expire at the 2013 Annual Meeting of Stockholders)

Stephen A. Wynn. Mr. Wynn, 70, has served as Chairman and Chief Executive Officer of the Company since June 2002. Mr. Wynn has been an Executive Director, the Chairman of the Board of Directors, Chief Executive Officer and President of Wynn Macau, Limited, a majority owned subsidiary of the Company, since September 2009. Mr. Wynn has also served as Director, Chairman and Chief Executive Officer of Wynn Resorts (Macau) since October 2001. From April 2000 to September 2002, Mr. Wynn was the managing member of Valvino Lamore, LLC, the predecessor and a current wholly owned subsidiary of Wynn Resorts, Limited. Mr. Wynn also serves as an officer and/or director of several subsidiaries of Wynn Resorts, Limited. Mr. Wynn served as Chairman, President and Chief Executive Officer of Mirage Resorts, Inc. and its predecessor, Golden Nugget Inc., between 1973 and 2000. Mr. Wynn developed and opened The Mirage, Treasure Island and Bellagio in 1989, 1993 and 1998, respectively.

Mr. Wynn is the founder and creative and organizational force of Wynn Resorts. Mr. Wynn's 40 years of experience in the industry has contributed to his brand name status as the preeminent designer, developer and operator of destination casino resorts. Mr. Wynn's involvement with our casino resorts provides a distinct advantage over other gaming enterprises. As founder, Chairman and Chief Executive Officer, he has a unique perspective into the operations and vision for the Company.

Dr. Ray R. Irani. Dr. Ray R. Irani, 77, has served as a Director of the Company since October 2007. Dr. Irani became Executive Chairman of Occidental Petroleum Corporation, an international oil and gas exploration and production company as well as a major North American chemical manufacturer, in May 2011 after serving as Chairman and Chief Executive Officer from 1990 to 2011. He has been a director of Occidental since 1984 and served as President and Chief Operating Officer of Occidental from 1984 to 1990. Dr. Irani is a director of the American Petroleum Institute. He is a member of the California Business Roundtable, The Conference Board, the Council on Foreign Relations, the National Association of Manufacturers, the National Committee on United States-China Relations, the National Petroleum Council, and Sigma Xi – The Scientific Research Society. He is the U.S. Chairman of the U.S.-U.A.E. Business Council. Dr. Irani is a Trustee of the University of Southern California, Co-Chair of the Board of the American University of Beirut and a member of the Lebanese American University Board of Trustees. He is a member of the Board of Governors of Town Hall Los Angeles and the Los Angeles World Affairs Council, and serves on the Advisory Board of RAND's Center for Middle East Public Policy and the Atlantic Council's International Advisory Board.

After the opening of Wynn Macau in 2006, the Company sought additional representation on the Board by executives with experience in managing international operations and with keen insight into issues relevant to companies with global operations, which are of increasing importance to the Company. Dr. Irani was elected to the Board of Directors in 2007 as a result of that extensive international experience gained from serving as the long-time Chairman and Chief Executive Officer of Occidental Petroleum Corporation, an international oil and gas exploration and production company with operations throughout the world.

Alvin V. Shoemaker. Mr. Shoemaker, 73, has served as a Director of the Company since December 2002. Mr. Shoemaker was the Chairman of the Board of First Boston Inc. and First Boston Corp. from April 1983 until his retirement in January 1989, at the time of its sale to Credit Suisse Bank. Mr. Shoemaker currently serves as a member of the board of directors of Frontier Bank, Western Community Bank Shares, and Huntsman Chemical Co.

Mr. Shoemaker has served on the Board of Directors of the Company since its formation in 2002. With his extensive knowledge of the Company's development, strategy, financing arrangements and operations since its formation and his deep experience as a financial executive serving as the Chairman of First Boston, Mr. Shoemaker contributes to the Board's oversight of the Company's financial matters. Mr. Shoemaker's experience in this respect has been especially valuable to the Company during the recent financial crisis, and enables him to provide strong leadership.

D. Boone Wayson. Mr. Wayson, 59, has served as a Director of the Company since August 2003. Mr. Wayson has been a principal of Wayson's Properties, Incorporated, a real estate development and holding company, since 1970. He also serves as an officer and/or director of other real estate and business ventures. From 2000 through May 2003, Mr. Wayson served as a member of the board of directors and audit committee of MGM Mirage.

Mr. Wayson's experience in the real estate and gaming businesses contributes to the Board's ability to assess and oversee these critical aspects of the Company's business and to provide insights to the Company's operations. Mr. Wayson has extensive operational experience in the casino finance and marketing areas beginning as casino controller and ultimately managing a resort casino property in Atlantic City, N.J. The Board is benefited by Mr. Wayson's first hand experience in operations and utilizes his knowledge of the business, especially in the finance and marketing areas, to identify, manage and monitor risk.

Class III Directors (Terms expire at the 2014 Annual Meeting of Stockholders)

Russell Goldsmith. Mr. Goldsmith, 62, has served as a Director of the Company since May 2008. Mr. Goldsmith has served as Chairman and Chief Executive Officer of City National Bank, a provider of a wide range of banking, investing and trust services, since October 1995. Additionally, during this time he also has served as Chief Executive Officer and since May 2005 as President of its publicly held parent company, City National Corporation, which is listed on the New York Stock Exchange (CYN) and headquartered in Los Angeles, California. He has been a director of both the bank and its parent company since 1978. From 2008 to 2011, Mr. Goldsmith was a member of the 12-member Federal Advisory Council, which advises the Board of Governors of the Federal Reserve System, representing the Twelfth Federal Reserve District. Mr. Goldsmith chairs the Mid-Size Bank Coalition of America, which is composed of 29 mid-sized banks in 41 states and the District of Columbia. He also chairs the Los Angeles Coalition for the Economy & Jobs, an independent organization of leading economic stakeholders representing business, labor, higher education and the nonprofit sectors. Mr. Goldsmith also serves on the board of trustees of the Harvard-Westlake School and is a member of the Council on Foreign Relations.

Mr. Goldsmith brings current insight and deep financial expertise to our Board. His recent service on the Federal Reserve Board's Advisory Council has brought additional perspective on the macroeconomic and public policy issues facing our Company.

Robert J. Miller. Governor Miller, 67, has served as a Director of the Company since October 2002 and as the Chairman of Wynn Las Vegas' Gaming Compliance Committee and the Company's Compliance Director. In that role, he recently led the Board's independent investigation of Aruze USA, Inc. discussed below. In June 2010, he founded Robert J. Miller Consulting, a company that provides assistance in establishing relationships with and building partnerships between private and government entities on the local, state, national and international level. Governor Miller also currently serves as a Senior Advisor to Dutko Worldwide, a multidisciplinary governmental affairs strategy and management firm. Governor Miller was a partner of the Nevada law firm of Jones Vargas from 2000 to 2005. He has been a partner in Nevada Rose, LLC, since November 2004. From January 1989 until January 1999, Governor Miller served as Governor of the State of Nevada, and, from 1987 to 1989, he served as Lieutenant Governor of the State of Nevada. Governor Miller also serves as a director of International Game Technology (IGT).

Governor Miller's extensive experience in regulatory and legal compliance matters and in Nevada and federal government and politics brings unique expertise and insight into state regulatory and public policy issues that directly impact the Company's operations. In addition, his legal background and knowledge of Nevada gaming regulation support his service as Chair of the Company's Gaming Compliance Committee and as Compliance Director, which roles are important to maintaining our regulatory structure and probity. In addition to serving the longest period as a Governor of the State of Nevada, Governor Miller has long standing experience in law enforcement including terms as an elected judge, police attorney, and elected district attorney during which term he served as the President of the National District Attorneys Association.

Kazuo Okada. Mr. Okada, 69, has served as a Director of the Company since October 2002. Mr. Okada also served as a Non-Executive Director of Wynn Macau, Limited, a majority owned subsidiary of the Company from September 2009 until his removal in February of 2012. In 1969, Mr. Okada founded Universal Lease Co. Ltd., which, in 1998, became Aruze Corp., a company listed on the Japanese Association of Securities Dealers Automated Quotation Securities Exchange. In November 2009, Aruze Corp. changed its name to Universal Entertainment Corporation, which is a Japanese manufacturer of pachislot and pachinko machines, amusement machines, and video games for domestic sales. Mr. Okada currently serves as Director and Chairman of the Board of Universal Entertainment Corporation and as Director, President, Secretary and Treasurer of Aruze USA, Inc., which is a wholly owned subsidiary of Universal Entertainment Corporation and prior to the redemption described below owned approximately 19.7% of Wynn Resorts, Limited. In 1983, Mr. Okada also founded Universal Distributing of Nevada, Inc., which changed its name to Aruze Gaming America, Inc. in 2005. Aruze Gaming America, Inc. is a manufacturer and distributor of gaming machines and devices in the United States and is expanding its sales business in Asia, Australia and South Africa. Mr. Okada currently serves as director, President, Secretary and Treasurer of Aruze Gaming America, Inc.

On February 18, 2012, Wynn Resorts' Gaming Compliance Committee concluded an investigation after receiving an independent report by Freeh, Sporkin & Sullivan, LLP (the "Freeh Report") detailing a pattern of misconduct by Aruze USA, Inc., at the time a stockholder of Wynn Resorts, Universal Entertainment Corporation, Aruze USA, Inc.'s parent company, and Kazuo Okada, the majority shareholder of Universal Entertainment Corporation, who is also a member of Wynn Resorts' Board of Directors and was at the time a director of Wynn Macau, Limited. The factual record presented in the Freeh Report included evidence that Aruze USA, Inc., Universal Entertainment Corporation and Mr. Okada had provided valuable items to certain foreign gaming officials who were responsible for regulating gaming in a jurisdiction in which entities controlled by Mr. Okada were developing a gaming resort. Mr. Okada has denied the impropriety of such conduct to members of the Board of Directors of Wynn Resorts, and has refused to acknowledge the Company's anti-bribery policies and has refused to participate in the training all other directors have received concerning these policies.

Based on the Freeh Report, the Board of Directors of Wynn Resorts determined that Aruze USA, Inc., Universal Entertainment Corporation and Mr. Okada are "unsuitable persons" under Article VII of the Company's articles of incorporation. The Board of Directors was unanimous (other than Mr. Okada) in its determination. The Board of Directors also requested that Mr. Okada resign as a director of Wynn Resorts (under Nevada corporation law, a board of directors does not have the power to remove a director) and recommended that Mr. Okada be removed as a member of the board of directors of Wynn Macau, Limited. In addition, on February 18, 2012, Mr. Okada was removed from the board of directors of Wynn Las Vegas Capital Corp., an indirect wholly owned subsidiary of Wynn Resorts.

Based on the Board of Directors' finding of "unsuitability," on February 18, 2012, Wynn Resorts redeemed and canceled Aruze USA, Inc.'s 24,549,222 shares of Wynn Resorts' common stock and issued a promissory note pursuant to the terms of Article VII of the Company's Articles of Incorporation in payment therefor. After authorizing the redemption of the Aruze shares, the Board of Directors took certain actions to protect the Company and its operations from any influence of an unsuitable person, including placing limitations on the provision of certain operating information to unsuitable persons, evaluating whether to seek the removal of Mr. Okada from the Company's Board of Directors, and formation of an Executive Committee of the Board to manage the business and affairs of the Company during the period between each annual meeting. The Charter of the Executive Committee provides that "Unsuitable Persons" are not permitted to serve on the Committee. All members of the Board, other than Mr. Okada, were appointed to the Executive Committee on February 18, 2012. Where this proxy statement refers to recommendations and other actions taken by the Company in connection with the Annual Meeting and/or this proxy solicitation, such recommendations and other actions were authorized by the Executive Committee.

On February 19, 2012, the Company filed a complaint in the District Court of Clark County, Nevada against Mr. Okada, Aruze USA, Inc. and Universal Entertainment Corporation, companies controlled by Mr. Okada (the "Okada Parties"), alleging breaches of fiduciary duty and related claims. The Company is seeking compensatory and special damages as well as a declaration that it acted lawfully and in full compliance with its articles of incorporation, bylaws and other governing documents. On March 12, 2012, Aruze USA, Inc. and Universal Entertainment Corporation removed the action to the United States District Court for the District of Nevada. On that same date, Aruze USA, Inc. and Universal Entertainment Corporation filed an answer denying the claims and a counterclaim that purports to assert claims against the Company, each of the members of the Company's Board of Directors (other than Mr. Okada) and Kim Sinatra, the Company's general counsel. Among other relief, the counterclaim seeks a declaration that the redemption of Aruze USA, Inc.'s shares was void, an injunction restoring Aruze USA, Inc.'s share ownership, damages in an unspecified amount and rescission of the

Stockholders Agreement. The Company's claim of February 19, 2012, was removed to federal court by the Okada Parties. On March 29, 2012, the Company filed a motion to remand the action to state court and to request an extension to answer the denial of the Company's claims and the Okada Parties' counterclaims. The motion to remand was granted and the Company's request for related attorneys' fees was also granted. The case is now pending in the state court, which has determined that this action will be coordinated with Mr. Okada's inspection action (discussed below). The Okada Parties have filed a notice of intent to commence a separate federal securities action for the securities counterclaims previously asserted. On August 31, 2012, the Okada Parties filed a Motion for Preliminary Injunction with the state court. The Motion seeks a preliminary injunction that would prohibit the Company from barring or preventing Aruze USA, Inc. from exercising rights as a stockholder and an order that its purported nominees be presented to the Company's stockholders and voted on (including by Aruze USA as a stockholder) at the Annual Meeting. A hearing has been scheduled for October 2, 2012.

On February 24, 2012, the board of directors of Wynn Macau, Limited removed Mr. Okada from its board of directors.

On August 28, 2012, Mr. Okada, Universal Entertainment Corporation and Okada Holdings filed a complaint in Tokyo District Court against the Company, all members of the Board (other than Mr. Okada) and Kim Sinatra, the Company's general counsel, alleging that the press release issued by the Company with respect to the redemption has damaged plaintiffs' social evaluation and credibility. The plaintiffs seek damages and legal fees from the defendants.

On August 31, 2012, the Company received a letter from Aruze USA, Inc. purportedly notifying the Company of its intent to nominate two individuals for election as directors pursuant to Section 2.13 of the Company's Fourth Amended and Restated Bylaws. Section 2.13 provides for nominations by stockholders. As a result of the Board's determination on February 18, 2012, that all of Mr. Okada, Aruze USA and Universal are "unsuitable persons" as defined in the Articles of Incorporation of the Company, and the subsequent redemption of all shares previously owned by Aruze USA, the Company believes that Aruze USA is not eligible to make such nominations.

The Company provided the Freeh Report to appropriate regulators and law enforcement agencies and is cooperating with related investigations that such regulators and agencies have undertaken. The Executive Committee continues to monitor such investigations and may decide at some future point to call a special meeting for the purpose of removing Mr. Okada, if it considers such action to be desirable and in the best interests of the Company and its stockholders.

Allan Zeman. Dr. Zeman, 64, has served as a Director of the Company since October 2002. He is also Vice Chairman and has served as a member of the Board of Directors of Wynn Macau, Limited, a majority owned subsidiary of the Company, since September 2009. Dr. Zeman founded The Colby International Group in 1975 to source and export fashion apparel to North America. In late 2000, The Colby International Group merged with Li & Fung Limited. Dr. Zeman is the Chairman of Lan Kwai Fong Holdings Limited, a company engaged in property investment and development in Hong Kong since July 1996. He is also the owner of Paradise Properties Group, a property developer in Thailand. Dr. Zeman is also Chairman of Ocean Park, a major theme park in Hong Kong. Dr. Zeman is Vice Patron of Hong Kong Community Chest and serves as a director of the "Star" Ferry Company, Limited. Dr. Zeman also serves as an independent non-executive director of Pacific Century Premium Developments Limited, Sino Land Company Limited and Tsim Sha Tsui Properties Limited, all of which are listed on the Hong Kong Stock Exchange. Dr. Zeman is a member of the Food Business Task Force for Business Facilitation Advisory Committee, the Consultation Panel of the West Kowloon Cultural District Authority ("WKCDA"), WKCDA Development Committee, WKCDA Investment Committee, and WKCDA Performing Arts Committee (of which Dr. Zeman is the Chairman). In 2001, Dr. Zeman joined the Richard Ivey School of Business' Asian Advisory Board. In 2001, Dr. Zeman was appointed a Justice of the Peace. He was awarded the Gold Bauhinia Star in 2004 and the Grand Bauhinia Medal in 2011.

Dr. Zeman, a Hong Kong citizen and successful Hong Kong entrepreneur, has been a guiding force in the development of our Macau operations and the continued operation and strategic focus of Wynn Macau. His personal business experience in China and extensive knowledge of the Company's history, development and marketing strategy in Asia contribute to the Board's oversight of these aspects of the Company's operations.

PROPOSAL NO. 2
APPROVAL OF THE WYNN RESORTS, LIMITED AMENDED AND RESTATED ANNUAL PERFORMANCE BASED INCENTIVE PLAN FOR EXECUTIVE OFFICERS

The Amended and Restated Annual Performance Based Incentive Plan for Executive Officers (referred to herein as the "Incentive Plan") was approved by the Executive Committee of the Board of Directors on September 11, 2012, subject to approval by stockholders at the Annual Meeting. The Incentive Plan was adopted originally by the Board of Directors on March 8, 2004, and approved by the stockholders of the Company on May 8, 2007. The Incentive Plan is an annual bonus plan designed to provide certain senior executive officers with incentive compensation based upon the achievement of performance goals. The Chief Executive Officer, the Chief Financial Officer and other executive officers of the Company are eligible to participate in the Incentive Plan. The Incentive Plan is administered by the Compensation Committee of the Board of Directors (the "Committee").

The Executive Committee of the Board of Directors continues to believe that it is in the best interests of the Company and its stockholders to provide for a stockholder-approved plan under which bonuses paid to its executive officers may qualify for deductibility for federal income tax purposes. Accordingly, the Company has structured the Incentive Plan (including as proposed to be amended and restated) in a manner that is intended to satisfy the requirements for "performance-based" compensation within the meaning of Section 162(m) of the Internal Revenue Code (the "Code"). However, due to uncertainties under the Code, there can be no guarantee that the Incentive Plan or any specific payments under the Incentive Plan will qualify for deductibility as performance-based compensation under Section 162(m). In general, Section 162(m) places a limit on the deductibility for federal income tax purposes of the compensation paid to certain executive officers. Under Section 162(m), compensation paid to such persons in excess of $1 million in a taxable year is not generally deductible. However, compensation that qualifies as "performance-based" as determined under Section 162(m) does not count against the $1,000,000 limitation. One of the requirements of "performance-based" compensation for purposes of Section 162(m) is that the material terms of the performance goal under which compensation may be paid be disclosed to and approved by the Company's stockholders. For purposes of Section 162(m) the material terms include (a) the employees eligible to receive compensation, (b) a description of the business criteria on which the performance goal is based and (c) the maximum amount of compensation that can be paid to an employee under the performance goal. Each of these aspects of the Incentive Plan is discussed below, and stockholder approval of the Incentive Plan as amended and restated is intended to constitute approval of each of these aspects of the Incentive Plan for purposes of the approval requirements of Section 162(m) of the Code.

Description of the Principal Features of the Incentive Plan

The following is a description of the principal features of the Incentive Plan and is qualified in its entirety by reference to Exhibit A.

Purpose. The purpose of the Incentive Plan is to provide an incentive for superior performance and to motivate participating officers toward the highest levels of achievement and business results, to tie their goals and interests to those of the Company and its stockholders, and to enable the Company to attract and retain highly qualified executive officers.

Administration. The Incentive Plan is administered by the Compensation Committee of the Board of Directors, which consists solely of "outside directors" within the meaning of Section 162(m).

Eligibility. All individuals serving as executive officers of the Company as of the last day of the Company's fiscal year will be participants in the Incentive Plan for such fiscal year.

Performance Goals. The performance period with respect to which bonuses shall be calculated and paid under the Incentive Plan will be the Company's fiscal year. The performance goal under the Incentive Plan for each performance period will be based upon the Company's Adjusted Property EBITDA, either on a consolidated basis or with respect to any one Company property, as determined by the Compensation Committee. "Adjusted Property EBITDA" is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, corporate expenses, stock-based compensation, and other non-operating income and expenses, and includes equity in income from unconsolidated affiliates. The performance goal for a performance period will be attained if the Company's Adjusted Property EBITDA, on either a consolidated basis or with respect to any one Company property, for the performance period is positive.

Maximum Bonuses; Bonus Formula. Under the Incentive Plan as amended and restated, the maximum bonus payable to any one participant in respect of any performance period may not exceed $10 million.

Limitation on Committee's Discretion. The Committee does not have the authority to increase the amount of the award payable to an executive officer based upon attainment of the performance goal, but the Committee may, in its discretion, reduce or eliminate the amount payable to such an individual.

Committee Certification of Performance Goal Attainment. As soon as practicable after the end of each performance period, and before any awards for a particular year can be paid, the Committee will certify in writing to what extent the Company and the participants have achieved the performance goal for the performance period, and the Committee will calculate the amount of each participant's bonus for the performance period based upon such achievement as described above.

Amendments/Termination of the Incentive Plan. The Incentive Plan may be amended or terminated by the Board of Directors, provided that no amendment of the Incentive Plan may be made without the approval of stockholders if such amendment would alter the class of individuals who are eligible to participate in the Incentive Plan, the performance criteria, or the maximum bonus payable to any participant.

Benefits under the Incentive Plan. Inasmuch as individual benefits under the Incentive Plan will be determined by the Committee, benefits to be paid under the Incentive Plan are not determinable at this time.

Non-Exclusivity. Nothing contained in the Incentive Plan prevents the Company from adopting other or additional compensation arrangements that provide for bonuses or other forms of compensation for the Company's executive officers, directors or other employees, whether or not stockholders approve the Incentive Plan. However, any such other or additional compensation arrangements will be operated in a manner intended not to impact the qualification of payments under the Incentive Plan for deductibility under Section 162(m) of the Code. Such other arrangements may or may not qualify for deductibility under Section 162(m) of the Code and may be either applicable only for specific executives, directors or employees or may be generally applicable.

A copy of the full text of the Incentive Plan, as proposed, is attached hereto as Exhibit A.

THE COMPANY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE AMENDED AND RESTATED ANNUAL PERFORMANCE BASED INCENTIVE PLAN FOR EXECUTIVE OFFICERS.

PROPOSAL NO. 3
RATIFICATION OF APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee of the Board of Directors has selected Ernst & Young LLP, a registered public accounting firm, as our independent public accountants to examine and report to our stockholders on the consolidated financial statements of our Company and its subsidiaries for the year 2012. Representatives of Ernst & Young LLP will be present at the Annual Meeting and will be given an opportunity to make a statement. They also will be available to respond to appropriate questions.

As a matter of good corporate governance, the Audit Committee has determined to submit its selection of Ernst & Young LLP as the Company's independent public accountants, although this is not required under Nevada law or under the Company's Articles or By-Laws. If the stockholders do not ratify the selection of Ernst & Young LLP as the Company's independent auditors for 2012, the Audit Committee will evaluate what would be in the best interests of the Company and its stockholders and consider whether to select new independent auditors for the current year or whether to wait until the completion of the audit for the current year before changing independent auditors. Even if the stockholders ratify the selection of Ernst & Young LLP, the Audit Committee, in its discretion, may direct the appointment of a different independent public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

The following table presents the aggregate fees billed to the Company for audit and other services provided by Ernst & Young LLP, the Company's independent auditor during each of the fiscal years ended December 31, 2011 and December 31, 2010:

Category	Aggregate Fees 2011	Aggregate Fees 2010
Audit fees	$1,219,095	$1,414,330
Audit-related fees	28,650	20,000
Tax fees	9,780	—
All other fees	—	—

"Audit fees" includes the aggregate fees billed for professional services rendered for the reviews of our consolidated financial statements for the quarterly periods ended March 31, June 30, and September 30, for the audit of our consolidated financial statements and the consolidated financial statements of certain of our subsidiaries for the years ended December 31, 2011 and 2010, and the audit of our internal controls over financial reporting as of December 31, 2011 and 2010. "Audit fees" also includes amounts billed for services provided in connection with securities offerings. "Audit related fees" is the aggregate fees billed for audits of the Company's defined contribution employee benefit plan. "Tax fees" for 2011 includes fees for tax preparation and compliance, international tax research, planning for the Company's foreign subsidiaries, domestic tax planning and other research.

All of our independent auditor's fees were pre-approved by the Audit Committee in 2011. The Audit Committee pre-approves services either by: (1) approving a request from management describing a specific project at a specific fee or rate, or (2) by pre-approving certain types of services that would comprise the fees within each of the above categories at usual and customary rates.

THE COMPANY RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS FOR THE YEAR 2012.

OTHER MATTERS

The Company is not aware of any other matters to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, the persons named in the proxy will vote the executed proxies on such matters as they determine appropriate in their discretion.

REPORT OF THE AUDIT COMMITTEE

Our role is to oversee the accounting and financial reporting processes of the Company and the audits of the Company's financial statements. The Company's management is responsible for the preparation, presentation and integrity of our financial statements, and for maintaining appropriate accounting and financial reporting principles and policies, and internal controls and procedures that are reasonably designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for auditing our financial statements and expressing an opinion as to their conformity with generally accepted accounting principles in the United States of America and for auditing and providing an attestation report on the effectiveness of our internal control over financial reporting.

We have reviewed and discussed with management the Company's audited financial statements for the year ended December 31, 2011. We have discussed with the independent auditors the matters required to be discussed under the rules adopted by the Public Company Accounting Oversight Board ("PCAOB"). We have received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent auditor's communications with the audit committee concerning independence and have discussed with the independent auditors their firm's independence. Based on the review and discussion referred to above, we recommended to the Board of Directors that the audited financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC.

Audit Committee
D. Boone Wayson, Chairman
Russell Goldsmith
Alvin V. Shoemaker
Allan Zeman

EXECUTIVE OFFICERS

The following table sets forth the executive officers and certain key management personnel of the Company and certain of its subsidiaries as of August 15, 2012. Executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, subject to applicable employment agreements.

Name	Age	Position
Stephen A. Wynn	70	Chairman of the Board and Chief Executive Officer
Linda Chen	45	President, Wynn International Marketing, Ltd. and Director
Marc D. Schorr	64	Chief Operating Officer and Director
John Strzemp	60	Executive Vice President-Chief Administrative Officer
Matt Maddox	36	Chief Financial Officer and Treasurer
Kim Sinatra	52	General Counsel and Secretary
Ian M. Coughlan	53	President, Wynn Macau
Marilyn Spiegel	59	President, Wynn Las Vegas, LLC
Scott Peterson	46	Senior Vice President and Chief Financial Officer, Wynn Las Vegas, LLC
Robert Gansmo	42	Senior Vice President and Chief Financial Officer, Wynn Resorts (Macau), S.A.

Set forth below is certain information regarding the non-director executive officers and certain key management personnel of the Company.

Executive Officers and Key Management

John Strzemp. Mr. Strzemp serves as Executive Vice President and Chief Administrative Officer of the Company. Prior to his promotion in March 2008, Mr. Strzemp served as Executive Vice President and Chief Financial Officer of the Company, positions he held since September 2002. Mr. Strzemp served as the Company's Treasurer from March 2003 to March 2006.

Matt Maddox. Mr. Maddox serves as the Company's Chief Financial Officer and Treasurer. Prior to his promotion in March 2008, Mr. Maddox served as the Company's Senior Vice President of Business Development and Treasurer, positions he held since January 2007 and May 2006, respectively. From September 2005 to December 31, 2006, Mr. Maddox served as the Senior Vice President of Business Development for Wynn Las Vegas, LLC. From March 2003 to September 2005, Mr. Maddox was the Chief Financial Officer of Wynn Resorts (Macau), S.A. From May 2002 through March 2003, Mr. Maddox was the Company's Treasurer and Vice President—Investor Relations. Mr. Maddox also serves as an officer of several of the Company's subsidiaries. Prior to joining Wynn Resorts in 2002, Mr. Maddox served as Director of Finance, Executive Director of Finance and Vice President of Finance for Caesars Entertainment, Inc. (formerly Park Place Entertainment, Inc.). Before joining Park Place Entertainment, Mr. Maddox worked as an investment banker for Bank of America Securities in the Mergers and Acquisitions Department.

Kim Sinatra. Ms. Sinatra is the General Counsel and Secretary of the Company, a position she has held since February 2006. She joined the company in January 2004 as Senior Vice President and General Counsel of its development activities. She also serves as an officer of several of the Company's subsidiaries. From 2000 to 2003, Ms. Sinatra served as Executive Vice President and Chief Legal Officer of Caesars Entertainment, Inc. (formerly Park Place Entertainment, Inc.). She has also served as General Counsel for The Griffin Group, Inc., Merv Griffin's investment management company, and as a partner in the New York office of the law firm Gibson, Dunn & Crutcher LLP.

Ian Michael Coughlan. Mr. Coughlan has been an Executive Director of Wynn Macau, Limited since September 2009. Mr. Coughlan is also the President of Wynn Resorts (Macau) S.A., a position he has held since July 2007. In this role, he is responsible for the operation of Wynn Macau and Encore at Wynn Macau. Prior to becoming President of Wynn Macau, Mr. Coughlan was Director of Hotel Operations—Worldwide for Wynn Resorts, Limited. Mr. Coughlan has over 30 years of hospitality experience with leading hotels across Asia,

Europe and the United States. Before joining Wynn Resorts, Limited, he spent 10 years with The Peninsula Group, including posts as General Manager of The Peninsula Hong Kong from September 2004 to January 2007, and General Manager of The Peninsula Bangkok from September 1999 to August 2004.

Marilyn Spiegel. Mrs. Spiegel is the President of Wynn Las Vegas, LLC, owner and operator of Wynn Las Vegas and Encore Las Vegas where she oversees the day-to-day operations of the properties. She assumed this position in December 2010. Prior to joining the Company, Mrs. Spiegel held various executive positions with Caesars Entertainment Corporation (formerly Harrah's Entertainment, Inc.), a gaming and hospitality company. From January 2004 to November 2010, Mrs. Spiegel was the General Manager and Regional President of five Caesars Entertainment Las Vegas properties including most recently Bally's, Paris and Planet Hollywood. Mrs. Spiegel also served in other executive positions at Harrah's Entertainment, Inc., including Senior Vice President and General Manager of Harrah's Las Vegas and the Rio All Suite Hotel and Casino, Senior Vice President of Human Resources, Senior Vice President and General Manager of Harrah's Shreveport Hotel & Casino in Louisiana and Vice President of Human Resources for the company's Southern Nevada operations. Mrs. Spiegel began working for Harrah's Entertainment, Inc. in 1988. Mrs. Spiegel is a member of the Las Vegas Visitors and Convention Bureau board of directors.

Scott Peterson. Mr. Peterson is the Senior Vice President and Chief Financial Officer of Wynn Las Vegas, LLC, a position he has held since April 2009. In addition to overseeing the finance and accounting areas, Mr. Peterson is responsible for the operations of the cage, credit, collections, gaming and non-gaming revenue audit, purchasing and the warehouse/receiving departments. From June 2005 to April 2009, Mr. Peterson was the Vice President and Chief Financial Officer for Wynn Resorts (Macau), S.A. From September 2002 to June 2005, Mr. Peterson was the Vice President of Finance and Treasurer of Wynn Las Vegas, LLC and from December 2000 to September 2002, Mr. Peterson was Assistant Vice President of Finance of Wynn Resorts Holdings, LLC.

Robert Gansmo. Mr. Gansmo is the Senior Vice President — Chief Financial Officer of Wynn Resorts (Macau) S.A., a position he has held since April 2009. Prior to taking this position, Mr. Gansmo was the Director — Finance of Wynn Resorts (Macau) S.A., a position he assumed in January 2007. Mr. Gansmo is responsible for the management and administration of Wynn Resorts (Macau) S.A.'s finance division. Before joining Wynn Resorts (Macau) S.A., Mr. Gansmo worked at Wynn Resorts, Limited, where he served as the Director of Financial Reporting from November 2002. Prior to joining the Company, Mr. Gansmo practiced as a certified public accountant with firms in Las Vegas, Washington and California, including KPMG Peat Marwick, Arthur Andersen, and Deloitte and Touche.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 7, 2012, (unless otherwise indicated), certain information regarding the shares of the Company's common stock beneficially owned by: (i) each director and nominee for director; (ii) each stockholder who is known by the Company to beneficially own in excess of 5% of the outstanding shares of the Company's common stock based on information reported on Form 13D or 13G filed with the SEC; (iii) each of the executive officers named in the Summary Compensation Table; and (iv) all executive officers, directors and director nominees as a group. There were 100,522,136 shares outstanding as of September 7, 2012.

	Beneficial Ownership Of Shares(1)	
Name and Address of Beneficial Owner(2)	**Number**	**Percentage**
Stephen A. Wynn(3)(9)	10,026,708	10.0%
Elaine P. Wynn(3)(9)	9,742,150	9.7%
Waddell & Reed Financial, Inc.(4) 6300 Lamar Avenue Overland Park, KS 66202	18,066,873	18.0%
Marsico Capital Management, LLC(5) 1200 17th Street, Suite 1600 Denver, Colorado 80202	8,476,973	8.4%
Linda Chen(6)	295,000	*
Russell Goldsmith(7)	42,720	*
Ray R. Irani(8)	20,720	*
Kazuo Okada (9)	0	*
Robert J. Miller(10)	23,220	*
John A. Moran(11)(13)	193,220	*
Marc D. Schorr(14)	300,000	*
Alvin V. Shoemaker(12)	33,220	*
J. Edward ("Ted") Virtue	0	*
D. Boone Wayson(11)	93,220	*
Allan Zeman(12)	33,220	*
Matt Maddox(15)	86,355	*
John Strzemp(16)	250,500	*
Kim Sinatra (17)	65,887	*
All Directors, Director Nominees, and Executive Officers as a Group (15 persons) (18)	21,206,140	21.0%

* Less than one percent

(1) This table is based upon information supplied by officers, directors, nominees for director, principal stockholders and the Company's transfer agent, and contained in Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws, where applicable, the Company believes each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Executives and directors have voting power over shares of Restricted Stock, but cannot transfer such shares unless and until they vest.

(2) Unless otherwise indicated, the address of each of the named parties in this table is: c/o Wynn Resorts, Limited, 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

(3) Does not include shares that may be deemed to be beneficially owned by virtue of the Amended and Restated Stockholders Agreement, dated as of January 6, 2010 (the "Stockholders Agreement"), to which Mr. Wynn and Elaine P. Wynn are parties and pursuant to which have shared voting and dispositive power with respect to shares subject thereto. Each disclaims beneficial ownership of shares held by the other. As noted above, Ms. Wynn has filed a cross-claim seeking to void the Stockholders Agreement.

(4) Waddell & Reed Financial, Inc. ("Waddell") has beneficial ownership of these shares as of December 31, 2011. The information provided is based upon a Schedule 13G/A filed on February 14, 2012, filed by Waddell indicating that Waddell has sole voting and dispositive power as to 18,066,873shares; Waddell & Reed Financial Services, Inc. a subsidiary of Waddell, has sole voting and dispositive power as to 4,518,938 shares; Waddell & Reed, Inc., a subsidiary of Waddell & Reed Financial Services, Inc. has sole voting and dispositive power as to 4,518,938 shares; Waddell & Reed Investment Management Company, a subsidiary of Waddell & Reed, Inc., has sole voting and dispositive power as to 4,518,938 shares; and Ivy Investment Management Company, a subsidiary of Waddell, has sole voting and dispositive power as to 13,547,935 shares. The number of common shares beneficially owned by Waddell may have changed since the filing of the Schedule 13G/A.

(5) Marsico Capital Management LLC ("Marsico") has beneficial ownership of these shares as of December 31, 2011. Marsico has sole dispositive power as to 8,476,973 shares and sole voting power as to 4,320,237 shares. The information provided is based upon a Schedule 13G/A, dated February 14, 2012, filed by Marsico. The number of common shares beneficially owned by Marisco may have changed since the filing of the Schedule 13G/A.

(6) Includes: (i) 100,000 shares of restricted stock granted pursuant to the Company's 2002 Stock Incentive Plan and subject to a Restricted Stock Agreement which provides such grant will vest on December 5, 2016, and (ii) 30,000 shares subject to immediately exercisable options to purchase Wynn Resorts' common stock granted pursuant to Wynn Resorts' 2002 Stock Incentive Plan.

(7) Includes: (i) 14,720 shares subject to an immediately exercisable option to purchase Wynn Resorts' common stock granted pursuant to Wynn Resorts' 2002 Stock Incentive Plan; (ii) 2,500 unvested shares of restricted stock of the Company's common stock granted pursuant to the Company's 2002 Stock Incentive Plan; (iii) 1,300 shares owned as Trustee for which Mr. Goldsmith disclaims beneficial ownership; and (iv) 1,500 shares through a company for which Mr. Goldsmith disclaims beneficial ownership of 1,470 shares.

(8) Includes: (i) 15,720 shares subject to an immediately exercisable option to purchase Wynn Resorts' common stock granted pursuant to Wynn Resorts' 2002 Stock Incentive Plan; and (ii) 5,000 unvested shares of restricted stock of the Company's common stock granted pursuant to the Company's 2002 Stock Incentive Plan.

(9) On February 18, 2012, the Company redeemed the 24,549,222 shares then held by Aruze USA (the "Aruze Shares"), pursuant to Article VII of the Company's Articles of Incorporation based on the determination of the Company's Board of Directors that Aruze USA, Universal Entertainment Corporation and Mr. Kazuo Okada are "Unsuitable Persons" under the provisions of the Company's Articles of Incorporation. As a result of the share redemption described below, the shares previously held by Aruze are no longer issued and outstanding and neither Mr. Wynn nor Ms. Wynn has or shares the power to vote or dispose of the Aruze Shares formerly held by Aruze USA. Further, by virtue of that redemption, neither Mr. Wynn nor Ms. Wynn remains a member of any "group" with Aruze USA nor is either of Mr. Wynn or Ms. Wynn otherwise a beneficial owner of the former Aruze Shares.

(10) Includes: (i) 15,720 shares subject to immediately exercisable options to purchase Wynn Resorts' common stock granted pursuant to Wynn Resorts' 2002 Stock Incentive Plan; and (ii) 2,500 unvested shares of restricted stock of the Company's common stock granted pursuant to the Company's 2002 Stock Incentive Plan.

(11) Includes: (i) 35,720 shares subject to immediately exercisable options to purchase Wynn Resorts' common stock granted pursuant to Wynn Resorts' 2002 Stock Incentive Plan; and (ii) 2,500 unvested shares of restricted stock of the Company's common stock granted pursuant to the Company's 2002 Stock Incentive Plan.

(12) Includes: (i) 25,720 shares subject to immediately exercisable options to purchase Wynn Resorts' common stock granted pursuant to Wynn Resorts' 2002 Stock Incentive Plan; and (ii) 2,500 unvested shares of restricted stock of the Company's common stock granted pursuant to the Company's 2002 Stock Incentive Plan.

(13) Includes: 150,000 shares of the Company's common stock held by John A. Moran, as Trustee.

(14) Includes: (i) 250,000 shares of restricted stock granted pursuant to the Company's 2002 Stock Incentive Plan and subject to a Restricted Stock Agreement which provides such grant will vest on December 5, 2016, and (ii) 50,000 shares subject to immediately exercisable options to purchase Wynn Resorts' common stock granted pursuant to Wynn Resorts' 2002 Stock Incentive Plan.

(15) Includes: (i) 50,000 shares of restricted stock granted pursuant to the Company's 2002 Stock Incentive Plan and subject to a Restricted Stock Agreement which provides such grant will vest on December 5, 2016; and (ii) 30,000 shares subject to immediately exercisable options to purchase Wynn Resorts' common stock granted pursuant to Wynn Resort's 2002 Stock Incentive Plan.

(16) Includes: (i) 500 shares of the Company's common stock held by Mr. Strzemp's mother, for which Mr. Strzemp disclaims beneficial ownership; and (ii) 55,000 shares subject to immediately exercisable options to purchase Wynn Resorts common stock pursuant to Wynn Resorts' 2002 Stock Incentive Plan.

(17) Includes: (i) 25,000 shares of restricted stock granted pursuant to the Company's 2002 Stock Plan and subject to a Restricted Stock Agreement which provides such grant will vest on December 5, 2016, and (ii) 25,000 shares subject to immediately exercisable options to purchase Wynn Resorts' common stock granted pursuant to Wynn Resorts' 2002 Stock Incentive Plan.

(18) Includes 359,040 shares subject to immediately exercisable stock options.

FURTHER INFORMATION CONCERNING THE BOARD OF DIRECTORS CORPORATE GOVERNANCE

The Board of Directors has adopted Corporate Governance Guidelines that provide a framework for the governance of the Company. The Nominating and Corporate Governance Committee reviews the Guidelines annually and recommends changes as appropriate to the Board of Directors for approval. The Board of Directors has also adopted written charters for its three standing committees (Audit, Compensation, and Nominating and Corporate Governance), as well as a Code of Business Conduct and Ethics, applicable to all directors, officers and employees. On February 18, 2012, the Board of Directors established an Executive Committee of the Board to manage the business and affairs of the Corporation during the period between each annual meeting of the Board. The Executive Committee consists of all members of the Board of Directors other than Mr. Okada. The Corporate Governance Guidelines, Board committee charters and code of ethics are available under the heading "Corporate Governance" on the Company Information page of the Company's website at *http://www.wynnresorts.com.*

Director Independence

Seven of the twelve members of the Company's Board of Directors are independent under the listing standards of The NASDAQ Stock Market LLC ("NASDAQ"). In addition, the Company's Corporate Governance Guidelines require all independent directors to meet additional, heightened independence criteria that apply to audit committee members under the NASDAQ listing standards.

The Board of Directors has determined that the following directors and director nominee are independent under the NASDAQ listing standards and that they also meet the additional, heightened independence criteria applicable to audit committee members under the NASDAQ listing standards: Messrs. Goldsmith, Irani, Miller, Moran, Shoemaker, Virtue, Wayson and Zeman. Based upon information requested from each director concerning his or her background, employment and affiliations, the Board of Directors has affirmatively determined that none of the independent directors has a material relationship with the Company. In assessing independence, the Board of Directors considered all relevant facts and circumstances, including any direct or indirect relationship between the Company and the director or his or her immediate family member.

With respect to Mr. Virtue, the Committee considered that Mr. Wynn, Elaine Wynn, and Messrs. Schorr, Maddox and Strzemp had invested in MidOcean Partners, a private investment firm of which Mr. Virtue serves as Chief Executive Officer. The Committee determined that in order for Mr. Virtue to be nominated as an independent director, management (Messrs. Wynn, Schorr, Maddox and Strzemp) would be required to sever their relationship with MidOcean and Ms. Wynn could, in her discretion, either sever her relationship or require that Mr. Virtue disclaim any fee income or profit participation related to her account. Mr. Wynn has liquidated his account and Messrs. Schorr, Maddox and Strzemp have requested orderly liquidation which will be complete by September 30, 2012. Ms. Wynn's account is also in the process of orderly liquidation which is scheduled for completion by not later than October 31, 2012. During the time period between the date of this Proxy Statement and full liquidation of Ms. Wynn's account, Mr. Virtue will not participate in any fee income or profit participation related to Ms. Wynn's account.

None of the independent directors has any economic relationship with the Company other than receipt of his director's compensation. None of the independent directors is engaged in any related party transaction with the Company. Mr. Wynn, Ms. Wynn, Mr. Okada, Mr. Schorr and Ms. Chen have been determined not to be independent.

Meetings of the Board of Directors

The Board of Directors met 8 times during 2011. During 2011, none of the members of the Board of Directors attended fewer than 75% of the total number of meetings of the Board of Directors and meetings of the committees on which they served. In addition, the independent directors met in executive session, without management present, at each regular meeting of the Board of Directors. Governor Miller acts as the presiding director and communicates necessary matters from the executive sessions to management.

Committees

Executive Committee

On February 18, 2012, the Board of Directors formed an Executive Committee consisting of all members of the Board other than Mr. Okada. This action was taken in the wake of the Board's determination that Mr. Okada was "unsuitable" under the Company's Articles of Incorporation. Since February 18, 2012, the Executive Committee has met 8 times.

The Board of Directors also has standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. Each of these committees consists entirely of directors whom the Board of Directors has determined to be independent under the NASDAQ listing standards for audit committee members. The current membership and functions of each of the Board of Directors' committees are listed below.

Director	Audit	Compensation	Nominating and Corporate Governance
Russell Goldsmith	X	X	
Dr. Ray R. Irani		Chair	X
Robert J. Miller			Chair
John A. Moran		X	X
Alvin V. Shoemaker	X	X	
D. Boone Wayson	Chair	X	
Allan Zeman	X		X
Number of meetings during 2011	Eleven	Five	Four

In addition, Governor Miller serves as Chairman of the Company's Gaming Compliance Committee and as the Company's Compliance Director. The Gaming Compliance Committee is a committee comprised of Messrs. Miller, Schorr and Strzemp, and its purpose is to assist the Company in maintaining the highest level of regulatory compliance.

The Audit Committee

The Board of Directors, after review of each individual's employment experience and other relevant factors, has determined that Messrs. Wayson, Goldsmith, Shoemaker and Zeman are qualified as audit committee financial experts within the meaning of SEC regulations.

At each of its regular meetings, the Audit Committee meets with the Company's independent auditors, internal audit staff, management and legal counsel to discuss accounting principles, financial and accounting controls, the scope of the annual audit, internal controls, regulatory compliance and other matters. In addition to responsibilities discussed elsewhere in this proxy statement, the functions of the Audit Committee also include the following:

- appointing, approving the compensation of, and oversight of the independent auditors;
- reviewing and discussing with the independent auditors and management the Company's earnings releases and quarterly and annual reports as filed with the SEC;
- reviewing the scope and results of the Company's internal auditing procedures and practices;
- overseeing the Company's compliance program with respect to legal and regulatory compliance, and the Company's policies and procedures for monitoring compliance; and
- meeting periodically with management to review the Company's major risk exposures and the steps management has taken to monitor and control such exposures.

The independent auditors have complete access to the Audit Committee without management present to discuss the results of their audits and their opinions on the adequacy of internal controls, quality of financial reporting and other accounting and auditing matters.

The Compensation Committee

The Compensation Committee's responsibilities in setting compensation of the Company's executives and directors include:

- ➢ reviewing the goals and objectives of the Company's executive compensation plans;
- ➢ reviewing the Company's executive compensation plans in light of the Company's goals and objectives with respect to such plans and, as appropriate, recommending that the Board adopt new plans or amend the existing plans;
- ➢ annually evaluating the performance of the Chief Executive Officer of the Company, overseeing the evaluation of performance of the other officers of the Company and its operating subsidiaries, and setting compensation for the Chief Executive Officer, other named executive officers, and other members of our most senior management;
- ➢ reviewing and approving equity awards and supervising administrative functions pursuant to the Company's equity plans;
- ➢ reviewing and approving any employment agreement or any severance or termination agreement, between the Company (or any of its subsidiaries) and any officer, as well as any other employment agreement between the Company and any individual in which annual base salary exceeds $500,000, regardless of position involved; and
- ➢ reviewing and recommending to the full Board the type and amount of compensation for Board and Committee service by non-management members of the Board.

In early 2010, the Committee completed a review of the Company's compensation policies and practices and determined, under the guidelines recently issued by the SEC, that such policies and practices are not reasonably likely to have a material adverse effect on the Company. Upon promulgation of final rules by the SEC, the Committee will adopt clawback provisions that comply with all applicable requirements.

The Nominating and Corporate Governance Committee

The functions of the Nominating and Corporate Governance Committee include the following:

- ➢ identifying, screening and recommending candidates qualified to serve as directors of the Company taking into account the Company's current and planned business and the existing membership of the Board;
- ➢ establishing procedures for evaluating the suitability of potential director nominees proposed by management or the stockholders;
- ➢ recommending to the Board of Directors members to serve on committees of the Board of Directors;
- ➢ reviewing and making recommendations regarding the composition of the Board of Directors;
- ➢ developing and recommending to the Board of Directors a set of corporate governance principles applicable to the Company and overseeing corporate governance matters generally; and
- ➢ overseeing the annual evaluation of the Board of Directors.

Nominating Process. The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. In considering candidates submitted by stockholders, the Nominating and Corporate Governance Committee will take into consideration the Board's current size and composition, needs of the Board of Directors, including the skills and experience of existing directors, and the qualifications of the candidate. To have a candidate considered by the Nominating and Corporate Governance Committee, a stockholder must submit the recommendation in writing and must include the following information:

- The name of the stockholder and evidence of the person's ownership of Company stock, including the number of shares owned and the length of time of ownership; and
- The name of the candidate, the candidate's resume or a listing of his or her qualifications to be a director of the Company, and the person's consent to be named as a director if selected by the Nominating and Corporate Governance Committee and nominated by the Board of Directors.

The stockholder recommendation and information described above must be sent to the Corporate Secretary at 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109 and must be received by the Corporate Secretary not less than 120 days prior to the anniversary date of the Company's most recent Annual Meeting of Stockholders.

The Nominating and Corporate Governance Committee seeks to have the Board of Directors represent a diversity of backgrounds and experience and assesses potential nominees in light of the Board's current size and composition. The Nominating and Corporate Governance Committee believes that the minimum qualifications for serving as a director of the Company are that a nominee demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board of Directors' oversight of the business and affairs of the Company and have a reputation for honest and ethical conduct in both his or her professional and personal activities. The Committee may from time to time develop and recommend additional criteria for identifying and evaluating director candidates. In addition, the Nominating and Corporate Governance Committee examines a candidate's other commitments, potential conflicts of interest and independence from management and the Company.

The Nominating and Corporate Governance Committee implements its policy with regards to considering diversity by annually reviewing with the Board the Board's composition as a whole and recommending, if necessary, measures to be taken so that the Board reflects the appropriate balance of knowledge, depth and diversity of experience, and skills and expertise required for the Board as a whole. The Committee assesses the effectiveness of this policy by periodically reviewing the Board membership criteria with the Board. This assessment enables the Board to update the skills and experience it seeks in the Board as a whole, and in individual directors, as the Company's needs evolve and change over time.

The Nominating and Corporate Governance Committee identifies potential nominees by asking current directors and executive officers to notify the Committee if they become aware of persons meeting the criteria described above who might be available to serve on the Board of Directors. Mr. Virtue was identified for consideration as a director by the Company's chief executive officer. As described above, the Committee will also consider candidates recommended by stockholders.

If the Nominating and Corporate Governance Committee determines to pursue consideration of a person who has been identified as a potential candidate, the Committee may take any or all of the following steps: collect and review publicly available information regarding the person, contact the person and request information from the candidate, conduct one or more interviews with the candidate, and contact one or more references provided by the candidate or other persons that may have greater first-hand knowledge of the candidate's accomplishments. The Committee's evaluation process takes into account the person's accomplishments and qualifications, including in comparison to any other candidates that the Committee might be considering, and does not vary based on whether or not a candidate is recommended by a stockholder.

In January 2012, the Company received a letter from Aruze USA, Inc. designating four candidates to be considered for nomination by the Committee. In February 2012, the Nominating and Corporate Governance Committee considered each of the candidates in accordance with its procedures for consideration of director nominees, including a review of information provided by Aruze USA, Inc. on each candidate's experience and qualifications, and determined that the existing Class I directors who were anticipated to be renominated were superior and in the interest of all stockholders. On August 31, 2012, the Company received a letter from Aruze USA, Inc. purportedly notifying the Company of its intent to nominate two nominees for election as directors pursuant to Section 2.13 of the Company's Fourth Amended and Restated Bylaws. Section 2.13 provides for nominations by stockholders. As a result of the Board's determination on February 18, 2012, that all of Mr. Okada, Aruze USA and Universal are "unsuitable persons" as defined in the Articles of Incorporation of the Company, and the subsequent redemption of all shares previously owned by Aruze USA, the Company believes that Aruze USA is not eligible to make such nominations.

Board Leadership

Mr. Wynn, the Company's founder, serves as the Chairman and Chief Executive Officer of the Company. The Board of Directors has determined that the combination of these roles held singularly by Mr. Wynn is in the best interest of all stockholders. The Board believes that the issue of whether to combine or separate the offices of Chairman of the Board and Chief Executive Officer is part of the succession planning process and that it is in the best interests of the Company for the Board to make a determination whether to combine or separate the roles based upon the circumstances. The Board has given careful consideration to separating the roles of Chairman and Chief Executive Officer and has determined that the Company and its stockholders are best served by the current structure. Mr. Wynn's combined role promotes unified leadership and direction for the Board and executive management and allows for a single, clear focus for the Company's operational and strategic efforts.

The combined role of Mr. Wynn as both Chairman and Chief Executive Officer is balanced by the Company's governance structure and policies and controls. Seven of the twelve members of our Board of Directors satisfy the most stringent requirements of independence promulgated by NASDAQ for audit committee members, and the Audit, Compensation, and Nominating and Corporate Governance Committees are composed entirely of independent members of the Board. This structure encourages independent and effective oversight of the Company's operations and prudent management of risk. In addition, the Company is subject to stringent regulatory requirements and oversight, combining these internal controls with third party monitoring of the Company's operations.

The independent members of the Company's Board of Directors meet separately in executive session at each regular meeting of the Board and also meet separately in executive session with each of the Company's auditors, Vice President of Internal Audit and General Counsel. The independent members of the Board have designated a presiding director for such sessions who is responsible for communicating to the Chief Executive Officer and senior management all concerns that arise during executive session. Governor Miller currently serves as the Presiding Director.

In addition, all Committee agendas and all agendas for meetings of the Board of Directors are provided in advance to all independent members of the Board. The members are encouraged to review the proposed agenda items and to add additional items of concern or interest. Members of the Board of Directors also have unimpeded access to Company management.

Mr. Wynn's compensation is established and reviewed by the Compensation Committee, all of whose members are independent. During 2011, the Compensation Committee engaged the services of an independent third party compensation consultant, Pay Governance, in its evaluation of the level of compensation and benefits of employment provided to Mr. Wynn.

For the reasons stated above and as a result of the structure, policies and procedures outlined above, and in light of the historical success of Mr. Wynn's leadership, the Board has concluded that the current Board leadership structure is in the best interest of the Company and its stockholders.

Risk Oversight

The Board of Directors has an active role in overseeing the Company's areas of risk. While the full Board has overall responsibility for risk oversight, the Board has assigned certain areas of risk primarily to designated Committees, which report back to the full Board. The Board regularly reviews information regarding the Company's risks relating to political, regulatory, construction, operations, succession planning, catastrophic events and general financial conditions. The Audit Committee is primarily responsible for the oversight of credit, related party, construction and general financial risks. The Gaming Compliance Committee primarily oversees risks relating to regulatory, security and political compliance. As discussed above, the Compensation Committee is primarily responsible for monitoring risks relating to the Company's compensation policies and practices to determine whether they create risks that may have a material adverse effect on the Company.

The Board, in consultation with management and the Company's outside auditors, has identified specific areas of risk including: regulatory compliance, legislative and political conditions, capital availability, liquidity and general financial conditions, gaming credit extension and collection, construction, catastrophic events and succession planning. The Board (as a whole and through Committees) and management have agreed upon a processes for management to identify, manage and mitigate these risks.

Throughout the year, the Board and the relevant Committees receive reports from management that include information regarding major risks and exposures facing the Company and the steps management has taken to monitor and control such risks and exposures. In addition, throughout the year, the Board and the relevant Committees dedicate a portion of their meetings to review and discuss specific risk topics in greater detail.

Stock Ownership Guidelines

In 2011, the Board adopted Stock Ownership Guidelines applicable to members of the Board of Directors and senior corporate officers. The Guidelines require that members of the Board achieve ownership of an amount of common stock of the Company for which the fair market value equals or exceed three times such director's annual cash retainer. For the Company's Chief Executive Officer, the fair market value of common stock owned should equal or exceed five times base salary and for the Chief Operating Officer, Chief Financial Officer and any Executive Vice President, three times base salary.

Ownership requirements should be met for executives within three years of appointment to office and for directors within five years of election to the Board, with vested options and all restricted stock grants counted toward satisfaction of ownership guidelines. Any failure to meet guidelines will be referred to the Nominating and Corporate Governance Committee for consideration.

Currently, all members of the Board (other than Mr. Okada) and all executives satisfy the guidelines.

Hedging Policy

Our directors, executive officers and employees are prohibited from hedging their ownership of our stock, including purchasing Company stock on margin, selling Company stock short, buying or selling puts or calls or other derivative instruments related to Company stock.

Stockholder Communications with Directors

The Board of Directors has established a process to receive communications from stockholders. This process is described under "Corporate Governance" on the Company Information page of the Company's website at *http://www.wynnresorts.com.* Stockholders may contact any member or all members of the Board of Directors, any committee of the Board of Directors or the chair of any committee by mail. Correspondence should be addressed to the appropriate individual by either name or title. All such correspondence should be sent "c/o Corporate Secretary" at 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

All communications received as set forth in the preceding paragraph will be opened by the office of our General Counsel for the purpose of assessing the nature of the communications. With the exception of advertising, promotions of a product or service, and patently offensive material, communications will be forwarded promptly to the addressee. In the case of communications addressed to more than one director, the General Counsel's office will make sufficient copies of the contents to send to each addressee.

Stockholder Meetings

It is Company policy that each of our directors is invited and encouraged to attend the Annual Meeting. All of our directors attended the 2011 Annual Meeting.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are appointed by the Board of Directors each year. The members of the Compensation Committee serving in 2011, were Messrs. Goldsmith, Irani, Moran, Shoemaker and Wayson. No member of the Compensation Committee is, or was formerly, one of our officers or employees. No interlocking relationship exists between the Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION AND OTHER MATTERS

The table below summarizes the total compensation awarded to, earned by or paid to each of the non-employee directors for the fiscal year ended December 31, 2011.

2011 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)(3)	All Other Compensation ($)(4)	Total ($)
Russell Goldsmith	$121,500	$173,912	$16,250	$311,662
Dr. Ray R. Irani	$118,500	$173,912	$32,500	$324,912
Robert J. Miller (2)	$172,000	$173,912	$32,500	$378,412
John A. Moran	$106,500	$173,912	$32,500	$312,912
Kazuo Okada	$ 72,000	$ —	$ —	$ 72,000
Alvin V. Shoemaker	$123,000	$173,912	$32,500	$329,412
D. Boone Wayson	$136,500	$173,912	$32,500	$342,912
Elaine P. Wynn	$ 70,500	$ —	$ —	$ 70,500
Allan Zeman	$121,500	$173,912	$32,500	$327,912

(1) The amounts set forth in this column reflects the aggregate grant date fair value of 3,600 stock option awards granted to each non-employee director, other than Mr. Okada and Elaine P, Wynn, on May 16, 2011, computed in accordance with accounting standards for stock -based compensation. See our Annual Report on Form 10-K for the year ended December 31, 2011, Note 14 to our Consolidated Financial Statements for assumptions used in computing fair value.

(2) Governor Miller, as a member of the Board of Directors, receives a $50,000 annual retainer for his service as the Chairman of the Company's Gaming Compliance Committee and a $20,000 annual retainer for his service as the Company's Compliance Director.

(3) The aggregate number of outstanding option awards for each director at December 31, 2011 is as follows: Mr. Goldsmith 27,600, Dr. Irani and Governor Miller 28,600 each, Messrs. Moran, Shoemaker and Wayson 48,600 each and Mr. Zeman 38,600. The aggregate number of outstanding stock awards for each director at December 31, 2011 is as follows: Mr. Goldsmith 2,500, and Messrs. Irani, Miller, Moran, Shoemaker, Wayson and Zeman 5,000 each. Mr. Okada and Elaine P. Wynn have not previously been granted equity awards for their service as directors.

(4) "All Other Compensation" consists of cash dividends accrued on nonvested stock, which is paid if and when the stock vests. Dividends that are accrued on nonvested stock are reported as compensation because the value of dividends was not previously reflected in the accounting expense for these awards when they were granted, as the Company did not regularly pay dividends at that time.

Directors who are not employees of the Company currently receive a monthly fee of $5,000 for services as a director. Directors who serve on the Compensation Committee or the Nominating/Governance Committee receive an additional monthly fee of $1,000 per committee ($2,000 for committee chairmen). Directors who serve on the Audit Committee receive an additional monthly fee of $1,250 ($2,500 for the Chairman). Each non-employee director also receives a $1,500 meeting fee for each board or committee meeting he or she attends. Directors are also awarded annual equity participation in the form of stock options or restricted stock determined annually at the May meeting of the Board of Directors, which for 2011 consisted of a grant of 3,600 stock options. All directors are provided complimentary room, food and beverage privileges at our properties and are reimbursed for any other out of pocket expenses related to attendance at meetings. Directors from time to time may receive other benefits, although the aggregate incremental cost of any such benefits and perquisites did not exceed $10,000 for any director in 2011. The Company does not provide non-equity incentive plan awards or deferred compensation or retirement plans for non-employee directors.

COMPENSATION DISCUSSION AND ANALYSIS

This section explains the Company's executive compensation program as it relates to the following "named executive officers" ("NEO") whose compensation information is presented in the tables following this discussion in accordance with SEC rules:

Stephen A. Wynn	Chairman and Chief Executive Officer
Matt Maddox	Chief Financial Officer and Treasurer
Marc D. Schorr	Chief Operating Officer
Linda Chen	President of Wynn International Marketing
Kim Sinatra	General Counsel and Secretary

The Compensation Committee of the Board of Directors, or the Committee, has responsibility for establishing, developing and administering our executive compensation program.

Executive Summary

Wynn Resorts completed another year of outstanding performance in 2011, posting record net revenues, operating income, net income, earnings per share and EBITDA. Wynn Resorts set a Company record in 2011 with $1.6 billion in Adjusted Property EBITDA, up 40.7% from 2010. The Company did not achieve this Adjusted Property EBITDA growth through risky balance sheet expansion. Instead, we achieved these Adjusted Property EBITDA results during a period when we also reduced our debt from $4.3 billion in 2008 to $3.2 billion in 2011.

	2011	2010	Increase
Net Revenues ($ millions)	**$5,269.8**	**$4,184.7**	**25.9%**
Operating Income ($ millions)	**$1,008.2**	**$ 625.3**	**61.3%**
Net Income ($ millions)	**$ 825.1**	**$ 316.6**	**160.6%**
Diluted EPS	**$ 4.88**	**$ 1.29**	**278.3%**
Adjusted Property EBITDA ($ millions)	**$1,635.3**	**$1,163.0**	**40.6%**

The operating and balance sheet management success has contributed to significant returns for Wynn Resorts' stockholders. Our total stockholder return was 12.3% for this past year, 49.2% over the past 5 years and 1,048% since our inception in 2002. Thus, $100 invested in Wynn Resorts at its inception would be worth $1,148 at the end of 2011. This performance for stockholders is unmatched in the gaming and resort industry and far exceeds the results of the S&P 500 during this period.

The following graph illustrates the compound average annual growth rate of share price growth adjusted for dividends and splits for Wynn Resorts, Las Vegas Sands, MGM Resorts International, a Gaming industry index (Las Vegas Sands, MGM, Crown, Penn National, Melco Crown, and Boyd, weighted by current market capitalization) and the S&P 500. The Compounded Annual Growth Rate ("CAGRs") for Las Vegas Sands (12/16/2004), Melco Crown (12/19/2006), and Crown Limited (3/25/2008) were measured from the date of their initial public offering ("IPOs") and the CAGRs for all others was measured from the October 25, 2002, (IPO) of Wynn Resorts.

Wynn Investment Performance(1)

10/25/2002 - 12/31/2011


35%
30%
25%
20%
15%
10%
5%
0%
-5%
Wynn Resorts
Las Vegas Sands
MGM Resorts
Gaming Index
S&P 500
CAGR
30.5%
-2.0%
-4.5%
-2.9%
3.7%

(1) Source: Standard & Poors Capital IQ.

At the formation of our Company, we set out to develop and operate the premier casino resort in each jurisdiction in which we operate, and to develop and expand the "Wynn" brand while delivering successful operating and financial performance. Today, the Wynn brand has become synonymous with luxury in the gaming industry. Our Las Vegas resort and our Macau resort both have received the coveted Forbes five-star distinction.

The Committee believes that our compensation program has been instrumental in supporting achievement of our branding success and our strong financial and stockholder value performance. The program emphasizes pay for performance and total compensation. It is designed to help recruit, retain and motivate a highly talented team of executives with the requisite set of skills and experience to successfully lead the Company in creating value for our stockholders.

The compensation of the Company's named executive officers consists primarily of base salary, annual cash incentives, and periodic grants of equity in the form of stock options and restricted stock. As a result, the vast majority of their total compensation is tied to the Company's financial and share price performance. Historically, Mr. Wynn has not received equity incentives, relying on his significant equity ownership as a founding stockholder to realize increases in value created for the Company's stockholders. For the past three years, Mr. Wynn received 64% of his total compensation in the form of annual cash incentives. The other named executive officers as a group received 73% of their total compensation in the form of annual and long-term incentives that are tied to the Company's operating results and stock price.

CEO


All Other
11%
Base
Salary
25%
Annual
Incentive
64%

Other NEOs


Annual
Incentive
33%
Long-Term
Incentives
40%
Base
Salary
15%
All Other
12%

In consideration of our outstanding performance, the Committee made the following compensation changes for NEOs in 2011:

- Increased the base salary for Mr. Wynn.
- Based on Company EBITDA that far exceeded our goals, awarded NEOs annual incentive awards at maximum levels for 2011 performance.
- Determined no additional equity awards were necessary during 2011 (none were made in 2010 either), in light of the significant grants awarded to the Company's most senior executive officers in 2009.
- Established a $10 million cash retention award for Ms. Chen, payable in ten years, in recognition of her contribution and continued importance to our Macau resort.
- Based on his contribution to the extraordinary performance of Wynn Macau for 2011, the Wynn Macau, Limited Board of Directors awarded Mr. Wynn a $2 million discretionary bonus.

Philosophy and Objectives

The Committee believes that stockholder interests are best advanced by attracting and retaining a high-performing management team. To promote this objective, the Committee was guided by the following underlying principles in developing our executive compensation program:

- *Top talent*—The program should be designed to gain a long-term commitment from the proven, successful executives that lead our success.
- *Focus on total compensation*—Compensation opportunities should be considered in the context of total compensation relative to the pay practices of major gaming companies and other competitors for key talent.
- *Pay-for-performance*—A high proportion of total compensation should be at risk and tied to achievement of annual operating goals and increases in stockholder value.

- ➢ *Long-term performance orientation*—The mix of incentives provided should motivate long-term sustainable growth in the value of the brand and the enterprise.
- ➢ *Stockholder alignment*—Long-term incentives should be provided periodically in Company equity to encourage executives to plan and act with the perspective of stockholders.

Our compensation program is simple in design and provides only a limited number of perquisites and executive benefits. We do not provide supplemental retirement benefits to our executives. The Committee regularly evaluates the Company's compensation arrangements to assess whether they are appropriately structured to support these objectives and are effective in enabling the Company to attract and retain superior employees in key positions.

Program Overview

Element	*Role and Purpose*
Base salary	*Provide competitive foundation for total compensation* *Recognize executive's demonstrated sustained performance, capabilities, job scope and experience*
Annual incentives	*Motivate and reward achievement of annual EBITDA targets, which drive the valuation of our stock* *Enforce accountability for individual performance through discretionary reductions in awards as deemed appropriate*
Discretionary bonus	*Make periodic awards for superior contributions to the enterprise as determined in the discretion of the Committee*
Long-term incentives *(Stock options, restricted stock)*	*Align executives with stockholders* *Make periodic grants with long-term vesting to encourage a long-term value perspective and executive retention*
Deferred compensation	*Permit executives to participate in the Company's 401(k) plan to facilitate retirement savings*
Security benefits	*Consistent with the Board's requirement that Mr. Wynn travel privately for security reasons, provide him with access to Company aircraft for both personal and business travel, as well as a car and a driver (and security when necessary)*
Foreign living expenses	*Consistent with competitive practice in Macau, provide Ms. Chen with a car and driver, certain housing and living expenses and assistance with tax preparation*
Executive benefits	*Promote executive health through supplemental health benefits* *Provide for executives' families in the event of death through supplemental life insurance policies*
Executive perquisites	*Offer industry-competitive discounts and complimentary privileges with respect to the Company's resorts and aircraft as described below*

Role of Executive Officers in Setting Compensation

The Committee sets all elements of compensation for the Chief Executive Officer and Chief Operating Officer based upon consideration of their respective contributions to the development and operating performance of the Company. Annually, the Committee reviews compensation data of those with whom we compete for talent. The Committee considers the recommendations of the Chief Executive Officer and Chief Operating Officer in establishing compensation for all other named executive officers. The Chief Executive Officer and Chief Operating Officer perform annual reviews of all of our senior management and make recommendations to the Committee. The Committee reviews the recommendations and makes final decisions regarding compensation for all of our most senior management.

Compensation Consultant

The Compensation Committee has the authority to retain compensation consulting firms exclusively to assist it in the evaluation of executive officer and employee compensation and benefit programs. During 2011, the Committee retained Pay Governance LLC, a nationally-recognized independent compensation consulting firm, to assist in performing its duties. In 2011, Pay Governance assisted with a review of certain benefits awarded to our CEO and advised the Committee with respect to compensation trends and best practices, competitive pay levels, equity grant practices and competitive levels, and proxy disclosure. While our advisor regularly consults with management in performing work requested by the Committee, Pay Governance did not perform any separate additional services for management.

Setting Executive Compensation

In determining base salary, target annual incentives and guidelines for equity awards, the Committee uses the named executive officers' current level of compensation as the starting point. Our compensation decisions consider the scope and complexity of the functions executives oversee, the contribution of those functions to our overall performance, their experience and capabilities, and individual performance, taking into consideration the compensation practices of our peers in order to obtain a general understanding of competitive compensation practices. In addition, wealth accumulation is considered when making equity grants to increase the alignment between the interest of our senior executives and those of our stockholders.

The Compensation Committee reviews total compensation annually, along with the value from past equity awards, to assess the need for change to current compensation. While cash bonuses and annual cash incentive compensation awards are considered annually on the basis of Company and individual performance, reviews of base salary and equity incentives are conducted only on a periodic basis or in recognition of notable contributions to value creation for Company stockholders. The Committee retains the discretion to adjust actual bonus amounts paid based on a variety of factors, including corporate, property level and individual performance, as well as general macroeconomic conditions.

The Committee believes that the companies in its Peer Group are those companies with which the Company competes for talent and stockholder investment. Please refer to the discussion below under "Peer Group" for a more detailed discussion of our use of Peer Group data.

2011 Advisory Resolution Approving Our Executive Compensation

At the May 17, 2011, Annual Meeting of Stockholders, our advisory resolution on executive compensation was approved by the stockholders. Although this approval was non-binding, the Board of Directors and the Compensation Committee considered the voting results in evaluating our executive compensation program for the current year. The Board of Directors and the Compensation Committee also consider the other factors discussed in this Compensation Discussion and Analysis. Following such consideration, the Board of Directors determined not to make any changes to our compensation program based on the advisory resolution voting result.

In addition, at that same meeting, approximately 71% of the votes cast regarding the frequency proposal voted in favor of holding future advisory votes on executive compensation every three years. The Board has determined to follow this decision by stockholders. Accordingly, the next advisory resolution on executive compensation will be voted on by stockholders at the 2014 Annual Meeting of Stockholders.

Elements of Executive Compensation

We do not use a specific formula or weighting for allocating among the elements of our total compensation program including base salary, cash bonus awards, and long term compensation. Instead we offer what the Compensation Committee views to be effective for attracting and retaining key leaders while motivating management to maximize long term value of our Company for our stockholders.

Base Salary. Base salaries are established by employment contracts and reviewed and adjusted periodically if deemed necessary due to competitive reasons or to reflect sustained performance, capabilities, experience and changes in responsibility or other extraordinary circumstances. Companies in the gaming business typically have total compensation packages that may be higher than many of their non-gaming counterparts due to certain regulatory and other extraordinary demands. The Company's rapid expansion in the last six years and our operations in widely separated geographic locations has required that named executive officers provide extraordinary levels of financial, development and operating expertise. These efforts have resulted in industry-leading product and impressive financial performance, including returns to stockholders exceeding industry averages. Thus, in fulfilling the Company's goal of attracting and retaining high-quality and experienced executives, the Company has paid base salary levels for its named executive officers that may exceed the peer group median. Prior to an increase in 2011, Mr. Wynn's base salary had not been increased since 2008, other than restoring a 15% reduction that was applied to certain corporate executives in 2009 and 2010. Base salary increases for 2011 are indicated in the following table:

Executive	2011 Salary	2010 Salary	Increase
Stephen A. Wynn	**$4,000,000**	**$3,250,000**	**23.1%**
Matt Maddox	**$1,000,000**	**$1,000,000**	**0%**
Marc D. Schorr	**$2,000,000**	**$2,000,000**	**0%**
Linda Chen	**$1,500,000**	**$1,500,000**	**0%**
Kim Sinatra	**$ 650,000**	**$ 650,000**	**0%**

Annual Incentives. Our named executive officers participate in the Wynn Resorts, Limited Annual Performance-Based Incentive Plan for Executive Officers (the "Incentive Plan"). Within 90 days after the commencement of the year, the Compensation Committee identifies the executive officers who will participate in the Incentive Plan for that year and establishes the annual performance criteria. The Incentive Plan provides that the maximum annual incentive is 250% of base salary for Mr. Wynn and 200% of base salary for the other named executive officer participants.

For 2011, the Committee selected adjusted property EBITDA on a consolidated basis as the appropriate criterion and, in the course of such determination, concluded that the achievement of the performance criterion was substantially uncertain. Adjusted property EBITDA is a non-GAAP measure calculated at the segment level and reported in the footnotes to our audited consolidated financial statements. This criterion is a reflection on the operating performance of the Company's assets and directly influences return to stockholders. In addition, management and stockholders use adjusted property EBITDA to value the Company and its assets. Given the challenging economic environment an adjusted property EBITDA target of $1 billion on a consolidated basis was established for maximum Plan funding. Actual performance of $1.6 billion significantly exceeded the target and all participants were awarded the maximum incentive allowed under the Incentive Plan. While the Compensation Committee has the discretion to reduce individual awards from this maximum level based on other Company and individual performance and any other considerations it may deem appropriate, it did not exercise that discretion with respect to 2011 owing to the outstanding Company EBITDA results.

In addition, the Compensation Committee approved the $2 million discretionary bonus paid to Mr. Wynn outside the Incentive Plan, which was awarded by the Wynn Macau Limited Board of Directors for his contribution to the extraordinary performance of Wynn Macau for 2011.

Long-term Incentives. The Company makes only periodic (not annual) equity grants to executives, with the last grant in 2009. The Committee uses grants under the 2002 Stock Plan to attract qualified individuals to work for the Company and align executives with the perspective of stockholders, and makes additional grants periodically to existing officers to reward extraordinary performance and encourage retention with the Company. Periodic grants to named executive officers are typically made with long term vesting dates to assure retention of talent deemed important to the Company's continued prosperity. From time to time, the Company also has granted long-term cash retention awards to reward extraordinary performance and encourage retention. The underlying philosophy behind this approach is to retain senior management for the long term, thereby building a talent base to drive sustained Company performance and growth. As in 2010, the Compensation Committee determined not to make any grants during 2011 to the named executive officers in light of significant grants awarded to the Company's most senior officers in 2009.

Mr. Wynn, the founder, Chairman and Chief Executive Officer of the Company who owns 10% of the Company's outstanding stock, has not participated in the Company's equity incentive plans. This differs from the chief executive officer compensation at most of the companies included in the Peer Group.

In July 2011, Ms. Chen was granted a $10 million cash retention award which vests in full on July 27, 2021, subject to certain provisions. This retention award was awarded to Ms. Chen for her current and expected future contributions to the success of the Company and to provide an incentive to her to remain an employee of the Company. If Ms. Chen's employment is terminated without "Cause" (as such term is defined in the Agreement) prior to the vesting date by the Company or one of its affiliates (including without limitation, termination due to death or disability), a pro-rated portion of the award equal to the number of full calendar months elapsed between the grant date and the date of such termination of employment divided by 120 shall vest and become payable within 30 days following such termination of employment. If Ms. Chen's employment is terminated for any other reason (including termination for Cause or Ms. Chen's voluntary resignation) prior to the vesting date, the award is forfeited in full and no compensation is paid under the award.

Peer Group

The Committee believes that it is appropriate to offer competitive cash and equity compensation packages to executive officers in order to attract and retain top executive talent. The compensation peer group allows the Committee to monitor the compensation practices of our primary competitors for executive talent, although the Committee also takes into account the gaming industry's extensive regulatory requirements and other demands. However, the Committee does not utilize this information to target any specific pay percentile for the Company's executive officers. Instead, the Committee uses this information as a general overview of market practices and to ensure that it makes informed decisions on executive pay packages in the interest of attracting and retaining highly-qualified executive talent.

To help evaluate overall 2011 compensation, the Committee reviewed the Peer Group established in 2010 to confirm it remained appropriate in light of the growth in Company market capitalization and revenues and the competitive market for key executive talent.

Wynn Resorts 2011 Executive Compensation Peer Group

Gaming & Resorts	Travel, Hospitality & Resorts	Lifestyle Products
Las Vegas Sands	**Carnival plc**	**Estee Lauder Companies**
MGM Resorts International	**Hyatt Hotels Corporation**	**Ralph Lauren Corporation**
	Marriott International	**Starbucks Corporation**
	priceline.com	**Tiffany & Co.**
	Starwood Hotels & Resorts	

The 11 companies in the peer group generally had 2011 revenue, market capitalization and total enterprise value (as of December 31, 2011) in a relevant range around those of the Company as set forth below (amounts in millions).

Market Value	Enterprise Value	Revenue	Company	Business Segment
$34,296	$33,276	$12,186	Starbucks Corporation	Lifestyle Products
30,231	36,361	9,411	Las Vegas Sands Corp.	Gaming & Resorts
25,671	28,665	7,160	Carnival plc	Cruise & Resorts
23,284	23,149	4,356	priceline.com	Travel
21,630	21,844	9,443	Estee Lauder Companies	Lifestyle Products
13,820	**15,775**	**5,270**	**Wynn Resorts Ltd.**	**Gaming & Resorts**
12,721	12,171	6,664	Ralph Lauren Corporation	Lifestyle Products
9,776	11,845	12,317	Marriott International	Hotels & Resorts
9,370	11,645	5,624	Starwood Hotels & Resorts	Hotels & Resorts
8,412	8,682	3,643	Tiffany & Co.	Lifestyle Products
6,217	6,908	3,698	Hyatt Hotels Corporation	Hotels & Resorts
5,099	16,705	7,849	MGM Resorts International	Gaming & Resorts
51%	***48%***	***27%***	***Wynn Resorts Percentile Rank***	

(1) Per data source: Standard & Poors Capital IQ.

Tax and Accounting Implications

Internal Revenue Code Section 162(m) prevents publicly traded companies from receiving a tax deduction on certain compensation paid to the chief executive officer and three other highest-paid executive officers (other than the chief financial officer) in excess of $1,000,000 in any taxable year, unless the compensation qualifies as "performance-based." The Company's policy with respect to qualifying compensation paid to its executive officers for tax deductibility purposes is that executive compensation plans will be designed and implemented to maximize tax deductibility when consistent with the overall objectives of the compensation program. However, the Compensation Committee may elect to provide non-deductible compensation when it determines that to be advisable to achieve its compensation objectives of attracting or retaining key executives, or where achieving maximum tax deductibility would be considered disadvantageous to the best interests of the Company. Salaries over $1,000,000, perquisites, restricted stock grants and discretionary bonuses do not qualify as performance-based compensation under Section 162(m).

Employment Agreements

The Company typically enters into employment agreements with its executives to advance its objectives of providing for a long-term commitment by and relationship with talented and experienced executives. Consistent with the extended vesting terms in equity awards, the terms and conditions of these agreements are described in the chart following the 2011 Summary Compensation table.

The employment agreements for the named executive officers specify their base salary, provide for a discretionary bonus opportunity and provide that if the executive's employment terminates for death, disability, good reason or without cause, (including after a change in control) the executive will receive a multiple (ranging from one to, in the case of Mr. Wynn, three times) of the sum of the executive's salary and imputed bonus that would be payable during the remaining term of the contract, but not less than one year, except that Mr. Wynn's and Ms. Chen's payments are limited to 4 years' salary and bonus in certain circumstances. The employment agreements and the terms of equity awards also provide that vesting of some or all of an executive's equity awards will accelerate upon such event. If termination occurs after a change in control, the employment agreements also provide for a tax gross-up. The Committee has determined that these arrangements are appropriate compensation to its senior management and are necessary to retain talent in a highly competitive industry. Additional information regarding payments under these provisions is provided under the heading "Potential Payments Made Upon Termination or a Change of Control."

Executive Benefits

In addition to base salary, annual incentive compensation and long term equity incentives, the Company also provides certain of its named executive officers with executive benefits. The primary executive benefits include certain health insurance coverage, life insurance premiums, discounts and complimentary privileges with respect to the Company's resorts which are described in the footnotes to the "2011 Summary Compensation Table." In addition, Messrs. Wynn and Schorr have access to the Company's aircraft pursuant to time sharing agreements described in "Certain Relationships and Related Transactions—Aircraft Arrangements." For security purposes, the Board of Directors requires Mr. Wynn to travel on Company aircraft for both personal and business travel, and the Company provides cars and a driver (and security when necessary) for his personal use. Consistent with competitive practice in Macau, Ms. Chen receives a car and driver, certain housing and living expenses and assistance with tax preparation.

CEO Compensation

Mr. Wynn is employed by the Company pursuant to an employment agreement dated October 4, 2002, which was last amended on February 24, 2011 solely to reflect the change in his salary and has a term expiring in 2020. Mr. Wynn, a holder of approximately 10.0% of our common stock, has not received any equity awards as part of his compensation as Chief Executive Officer of the Company. Effective February 24, 2011, Mr. Wynn receives a base salary of $4,000,000 per year, and participates in the Incentive Plan. Mr. Wynn is provided with Company paid life insurance and disability policies. He also receives certain executive benefits described above.

REPORT OF THE COMPENSATION COMMITTEE

We have reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the Company's management. Based on such review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee
Dr. Ray R. Irani, Chairman
Russell Goldsmith
John A. Moran
Alvin V. Shoemaker
D. Boone Wayson

2011 SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation awarded to, earned by or paid to each of the named executive officers for the fiscal years ended December 31, 2011, 2010 and 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total($)
Stephen A. Wynn	2011	$3,878,846	$2,000,000	$ —	$9,062,500	$1,533,361	$16,474,707
Chairman and Chief Executive Officer	2010	$2,950,000	$3,218,750	$ —	$6,906,250	$1,540,779	$14,615,779
	2009	$2,953,125	$4,062,500	$ —	$ —	$1,370,206	$ 8,385,831
Matt Maddox	2011	$1,000,000	$ —	$ —	$2,000,000	$ 390,756	$ 3,390,756
Chief Financial Officer and Treasurer	2010	$1,038,423	$ —	$ —	$2,000,000	$ 510,866	$ 3,549,289
	2009	$ 779,988	$5,650,000	$ 8,348,244	$ —	$ 248,067	$15,026,299
Marc D. Schorr	2011	$2,000,000	$ —	$ —	$4,000,000	$2,117,573	$ 8,117,573
Chief Operating Officer	2010	$1,838,462	$ 600,000	$ —	$3,400,000	$2,307,923	$ 8,146,385
	2009	$1,817,308	$2,000,000	$13,913,740	$ —	$1,153,817	$18,884,865
Linda Chen	2011	$1,500,000	$ —	$ —	$3,000,000	$1,352,926	$ 5,852,926
President of Wynn International Marketing	2010	$1,417,308	$1,000,000	$ —	$2,000,000	$1,788,762	$ 6,206,070
	2009	$ 951,701	$1,000,000	$ 8,348,244	$ —	$ 858,565	$11,158,510
Kim Sinatra	2011	$ 647,920	$ —	$ —	$1,300,000	$ 189,156	$ 2,137,076
General Counsel and Secretary	2010	$ 595,940	$ —	$ —	$1,105,000	$ 426,500	$ 2,127,440
	2009	$ 535,582	$2,750,000	$ 6,956,870	$ —	$ 207,801	$10,450,253

(1) The amounts set forth in this column reflect the aggregate grant date fair value of stock option awards granted in the specified year, computed in accordance with accounting standards for stock based compensation. See our Annual Report on Form 10-K for the year ended December 31, 2011, Note 14 to our Consolidated Financial Statements for assumptions used in computing fair value. The 2009 grants vest 10% per year beginning on the first anniversary of the grant until fully vested in May 2019.

(2) For executives other than Mr. Wynn, amounts reported as "All Other Compensation" for 2011 consist primarily of accrued cash distributions related to unvested restricted stock. Dividends that are accrued on unvested restricted stock are reported as compensation pursuant to SEC rules because the value of the dividend was not previously reflected in the accounting expense for these awards when they were granted, as the Company did not regularly pay dividends at that time. These dividend amounts are payable to the executive only if and to the extent the restricted stock vests and is not forfeited.

The following amounts for 2011 are included in "All Other Compensation" for Mr. Wynn:

(i) personal use of company aircraft of $910,345 (Mr. Wynn receives no tax-gross ups relating to the value of aircraft usage that is imputed to him as compensation.);
(ii) fair market value of a company-provided villa for 2011, under the Amended and Restated Agreement of Lease between Mr. Wynn and Wynn Las Vegas, LLC dated March 18, 2010, in the amount of $503,831;
(iii) compensation pursuant to the Wynn Resorts, Limited Executive Medical Plan of $14,054;
(iv) executive life insurance premiums of $10,668;
(v) allocated compensation and benefits for the personal use of a driver whom we employ for Mr. Wynn and the personal use of vehicles of $22,902; and
(vi) merchandise discounts of $71,561.

The following amounts for 2011 are included in "All Other Compensation" for Mr. Maddox:

(i) executive life insurance premiums of $756; and
(ii) accrued cash dividends related to unvested restricted stock of $390,000.

The following amounts for 2011 are included in "All Other Compensation" for Mr. Schorr:

(i) personal use of Company aircraft of $387,982 (Mr. Schorr receives no tax-gross ups relating to the value of aircraft usage that is imputed to him as compensation.);

(ii) executive life insurance premiums of $5,544;
(iii) merchandise discounts of $99,047; and
(iv) $1,625,000 of accrued cash dividends related to unvested restricted stock.

The following amounts for 2011 are included in "All Other Compensation" for Ms. Chen:
(i) housing and other living expenses in Macau of $51,666;
(ii) executive life insurance premiums of $1,260; and
(iii) accrued cash dividends on unvested restricted stock of $1,300,000.

The following amounts for 2011 are included in "All Other Compensation" for Ms. Sinatra:
(i) executive life insurance premiums of $1,656; and
(ii) accrued cash dividends on unvested restricted stock of $187,500.

For amounts shown as personal use of Wynn Resorts' aircraft, incremental aircraft expenses were calculated by dividing the 2011 total direct (variable) flight expenses (consisting primarily of fuel, maintenance and landing fees) by the total hours the aircraft was operated during the year. The executives' hourly usage was multiplied by this annual hourly rate. Any reimbursement received from the executive was applied against this amount.

Amounts shown as cash dividends accrued on unvested restricted stock are reported in the year such amounts accrue instead of the year paid, based on an SEC staff interpretation. These amounts are paid only if and when the restricted stock vests.

In 2011, each of the named executive officers received base salary in accordance with the terms of his or her employment agreement, as approved by the Compensation Committee. Key terms of the current agreements as amended are as follows:

Named Executive Officer	**Contract Expiration**	**Base Salary**
Mr. Wynn	10/24/20	$4,000,000
Mr. Maddox	11/30/13	$1,000,000
Mr. Schorr	10/31/12	$2,000,000
Ms. Chen	2/24/20	$1,500,000
Ms. Sinatra	5/5/14	$ 650,000

Each of the employment agreements provide that the executive will participate in company profit sharing and retirement plans, disability or life insurance plans, medical and/or hospitalization plans, vacation and expense reimbursement programs. In addition, the agreements provide for severance payments and benefits upon certain terminations of employment, including termination following a change-in-control, as discussed in the section below entitled "Potential Payments upon Termination or Change-in-Control."

In July 2011, Ms. Chen was granted a $10 million retention award which vests in full on July 27, 2021, subject to certain provisions. This retention award was awarded to Ms. Chen for her current and expected future contributions to the success of the Company and to provide an incentive to her to remain an employee of the Company. If Ms. Chen's employment is terminated without "Cause" (as such term is defined in the Agreement) prior to the vesting date by the Company or one of its affiliates (including without limitation, termination due to death or disability), a pro-rated portion of the award equal to the number of full calendar months elapsed between the grant date and the date of such termination of employment divided by 120 shall vest and become payable within 30 days following such termination of employment. If Ms. Chen's employment is terminated for any other reason (including termination for Cause or Ms. Chen's voluntary resignation) prior to the vesting date, the award shall be forfeited in full with no compensation paid under the award.

2011 GRANTS OF PLAN-BASED AWARDS TABLE

Named Executive Officer	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target/Maximum ($)
Mr. Wynn	$9,062,500
Mr. Maddox	$2,000,000
Mr. Schorr	$4,000,000
Ms. Chen	$3,000,000
Ms. Sinatra	$1,300,000

Discussion of Plan Based Awards Table

The Company's Incentive Plan rewards management for creation of superior return to stockholders, measured by the operating performance of our resorts. The amounts shown in the table above reflect possible payments based upon salaries in effect during the first quarter of 2011, when the performance criteria were established. Actual payouts were based upon achievement of the 2011 performance criteria of Adjusted Property EBITDA at the Company's Wynn Las Vegas and Wynn Macau resorts which resulted in the payment of maximum bonuses under the Incentive Plan to all named executive officers.

2011 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (5)
Stephen A. Wynn	N/A	N/A	N/A	N/A	N/A	N/A
Matt Maddox(1)	—	175,000	$107.95	05/06/18	60,000	$ 6,629,400
	—	240,000	$ 47.12	05/06/19		
Marc D. Schorr(2)	—	400,000	$ 47.12	05/06/19	250,000	$27,622,500
Linda Chen(3)	—	175,000	$107.95	05/06/18	200,000	$22,098,000
	—	240,000	$ 47.12	05/06/19		
Kim Sinatra(4)	—	75,000	$107.95	05/06/18	25,000	$ 2,762,250
	—	200,000	$ 47.12	05/06/19		

(1) Mr. Maddox's unvested awards will vest as follows:
   a. 175,000 stock options will vest on December 5, 2016;
   b. 30,000 stock options will vest on May 6, 2012 and each anniversary thereafter until the 240,000 stock options are fully vested; and
   c. 10,000 shares of restricted stock will vest on May 7, 2012 and 50,000 shares of restricted stock will vest on December 5, 2016.

(2) Mr. Schorr's unvested awards will vest as follows:
   a. 50,000 stock options will vest on May 6, 2012 and each anniversary thereafter until the 400,000 stock options are fully vested; and
   b. 250,000 shares of restricted stock will vest on December 5, 2016.

(3) Ms. Chen's unvested awards will vest as follows:
   a. 175,000 stock options will vest on December 5, 2016;
   b. 30,000 stock options will vest on May 6, 2012 and each anniversary thereafter until the 240,000 stock options are fully vested; and
   c. 100,000 shares of restricted stock will vest on July 31, 2012 and 100,000 shares of restricted stock will vest on December 5, 2016.

(4) Ms. Sinatra's unvested awards will vest as follows:
    a. 75,000 stock options will vest on December 5, 2016;
    b. 25,000 stock options will vest on May 6, 2012 and each anniversary thereafter until the 200,000 stock options are fully vested; and
    c. 25,000 shares of restricted stock will vest on December 5, 2016.

(5) Amounts in this column are based upon the closing price of the Company's stock at year-end, which was $110.49 per share.

All vesting is conditioned upon such named executive officer being an employee of the Company on the vesting date, except as discussed below under "Potential Payments Upon Termination or Change-in-Control."

2011 OPTION EXERCISES

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Stephen A. Wynn	—	—	—	—
Matt Maddox	30,000	$2,823,900	—	—
Marc D. Schorr	50,000	$4,894,145	—	—
Linda Chen	55,000	$3,333,500	—	—
Kim Sinatra	25,000	$2,350,250	25,000	$3,855,250

The amounts reported in the table above are based on the sales price of the Company's common stock on the date the stock options were exercised or the closing price of the Company's common stock on the date the stock award vested. Upon vesting of the stock award, the executive also was paid an amount equal to the dividends that had accrued on the shares prior to their vesting.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Payments Made Upon Termination Due to Death, Complete Disability or License Revocation

The Company's employment agreements with its named executive officers provide that such agreements terminate automatically upon death or complete disability of the employee, as well as upon failure of the employee to obtain or maintain required gaming licenses. Upon such termination, the employee is entitled to a lump sum payment of accrued and unpaid base salary and accrued and unpaid vacation through the termination date. In addition, certain of the stock option agreements and restricted stock agreements held by the named executive officers provide that unvested options and shares will vest upon such termination.

Payments Made Upon Termination Without Cause at Employer's Election During the Term

The Company's employment agreements with its named executive officers provide that such agreements are terminable by the Company without cause upon notice to the employee, so long as a "separation payment" is paid as provided for in such contracts. Cause is defined as (i) willful destruction of property of the Company or an affiliate having a material value to the Company or such affiliate; (ii) fraud, embezzlement, theft, or comparable dishonest activity; (iii) conviction of or entering a plea of guilty or nolo contendere to any crime constituting a felony or any misdemeanor involving fraud, dishonesty or moral turpitude; (iv) breach, neglect, refusal, or failure to materially discharge duties (other than due to physical or mental illness) commensurate with title and function, or failure to comply with the lawful directions of the Company, that is not cured within 15 days after written notice thereof; (v) willful and knowing material misrepresentation to the Company's or an affiliate's board of directors; (vi) willful violation of a material policy of the Company or an affiliate, which does or could result in material harm to the Company or to the Company's reputation; or (vii) material violation of a statutory or common law duty of loyalty or fiduciary duty to the Company or an affiliate.

The "separation payment" consists of a multiple (ranging from one to, in the case of Mr. Wynn, three times) of the sum of (a) base salary through the end of the term of the agreement, but not less than 12 months (and in Mr. Wynn's and Ms. Chen's case, not more than 4 years); (b) bonus for all bonus periods based upon last bonus paid pursuant to the employment agreement through the end of the term (and in Mr. Wynn's and Ms. Chen's case, this is limited to a maximum of 4 years); and (c) a tax gross up in certain circumstances. In addition, the employee is entitled to health benefits coverage under the same plan or arrangement as the employee was covered immediately prior to termination. Health benefits are to be provided until the earlier of the remainder of the original term, or until the employee is covered by a plan of another employer. In addition, some of the stock option agreements and restricted stock agreements held by the named executive officers provide that unvested options and shares will vest upon termination without cause.

Payments Made Upon Termination by Employee after Change in Control for Good Reason

The Company's employment agreements with its named executive officers provide that such agreements are terminable by the employee for good reason after a change in control. A change in control is defined as (a) any person or group (other than Mr. Wynn and his affiliates) becomes the beneficial owner of more than 50% of the Company's outstanding securities; or (b) the existing directors of the Company (including those elected in the normal course and not including those elected as a result of an actual or threatened election contest) cease to constitute a majority of the Board of Directors of the Company. Good reason is defined as: (i) reduction of employee's base salary; (ii) discontinuation of employer's bonus plan without immediately replacing such bonus plan with a plan that is the substantial economic equivalent of such bonus plan, or amends such bonus plan so as to materially reduce employee's potential bonus at any given level of economic performance of employer or its successor entity; (iii) material reduction in the aggregate benefits and perquisites to employee; (iv) requirement that such employee change the location of his or her job or office by a distance of more than 25 miles; (v) reduction of responsibilities or required reporting to a person of lower rank or responsibilities; or (vi) a successor's failure to expressly assume in writing the employment agreement. Upon termination by the employee pursuant to this provision, the employee is entitled to the same amounts described under "Payments Made Upon Termination Without Cause at Employer's Election During the Term" above. In addition, if an executive's termination is deemed to occur in connection with a change in control under the Tax Code, certain executives are entitled to a tax gross up on the excise tax if the executive's benefits trigger an excise tax. Pursuant to the terms of the applicable stock option agreements and restricted stock grant agreements, some or all of the unvested options and restricted stock held by the named executive officers would immediately vest upon termination by the Company without cause or upon termination by the employee for good reason after a change in control.

Payments Made Upon Termination

The tables below reflect the amount of compensation that would become payable to each of the named executive officers under existing agreements and arrangements if the named executive's employment had terminated on December 31, 2011 given the named executive's compensation as of such date and, if applicable, based on the Company's closing stock price on that date. These benefits are in addition to benefits available prior to the occurrence of any termination of employment, including under then-exercisable stock options, and benefits generally available to all salaried employees, such as distributions under the company's 401(k) plan. In addition, in connection with any actual termination of employment, the Compensation Committee may determine to enter into an agreement or to establish an arrangement providing additional benefits or amounts, or altering the terms of benefits described below, as the Committee determines appropriate.

The actual amounts that would be paid upon a named executive officer's termination of employment can only be determined at the time of such executive's separation from the Company. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event and the Company's stock price.

Stephen A. Wynn

In the case of Mr. Wynn, the payment to be made upon death or disability is the salary and bonus that would be payable during the remaining term of the contract with a limit at 4 years and upon "Termination Without Cause at Employer's Election During the Term" and "Termination by Employee for Good Reason After Change in Control for Good Reason" is three times the salary and bonus that would be payable during the remaining term of the contract with a limit of 4 years.

	Termination Upon Death or Complete Disability	Termination without Cause at Employer's Election During the Term	Termination without Cause or for Good Reason After Change in Control
Base Salary	$16,000,000	$ 48,000,000	$ 48,000,000
Bonus	$44,250,000	$132,750,000	$132,750,000
Stock Options/Restricted Stock	N/A	N/A	N/A
Company Paid Life Insurance	$ 2,000,000	$ —	$ —
Tax Gross Up	$ —	$ —	$ 77,226,044
Benefits(1)	$ 286,759	$ 286,759	$ 418,451

(1) Continued health benefits for remainder of the term or until covered by another plan. Amounts shown reflect an estimated cost including tax equalization for providing such benefits through the remainder of the term.

Matt Maddox

	Termination Upon Death or Complete Disability	Termination without Cause at Employer's Election During the Term	Termination by Employee for Good Reason After Change in Control
Base Salary	Amount earned and unpaid through the date of termination.	$1,916,667	$1,916,667
Bonus	$ —	$3,833,333	$3,833,333
Stock Options/Restricted Stock(1)(2)(3)(4)	$22,127,800	$4,158,996	$6,919,000
Company Paid Life Insurance	$ 1,000,000	$ —	$ —
Tax Gross Up	$ —	$ —	$ —
Benefits(5)	$ —	$ 126,042	$ 126,042

(1) Upon death, complete disability or change of control, unvested stock options of 175,000 would vest in full immediately. Using the closing price on December 31, 2011, the value of such stock options upon exercise would have been $444,500. Upon termination without cause, 175,000 stock options would vest on a prorated basis based on the number of months since the grant date, so long as the employee's employment agreement with the company has not terminated or expired. Using the closing price on December 31, 2011, the value of such 73,774 stock options upon exercise would have been $187,386.

(2) Upon death or complete disability, unvested stock options of 240,000 would vest in full immediately. Using the closing price on December 31, 2011, the value of such stock options upon exercise would have been $15,208,800.

(3) Upon death, complete disability or change of control, 50,000 shares of restricted stock would vest in full immediately so long as the employee's employment agreement with the Company has not terminated or expired. Using the closing price on December 31, 2011, the value of such 50,000 shares would have been $5,524,500 plus accrued dividends of $950,000.

(4) Upon termination without cause, 50,000 shares of restricted stock would vest on a prorated basis based on the number of months since the grant date so long as the employee's employment agreement with the

Company has not terminated or expired, and another 10,000 shares of restricted stock would vest prorated based on the number of months since the grant date regardless of the status of the employee's employment contract. Using the closing price on December 31, 2011, the value of such 30,246 shares would have been $3,341,928, plus accrued dividends of $629,682.

(5) Continued health benefits for remainder of term or until covered by another plan. Amounts shown reflect an estimated cost including tax equalization for providing such benefits through the remainder of the term.

Marc D. Schorr

	Termination Upon Death or Complete Disability	Termination without Cause at Employer's Election During the Term	Termination by Employee for Good Reason After Change in Control
Base Salary	Amount earned and unpaid through the date of termination.	$ 2,000,000	$ 2,000,000
Bonus	$ —	$ 4,000,000	$ 4,000,000
Stock Options/Restricted Stock(1) (2)(3)	$57,720,500	$12,882,938	$32,372,500
Company Paid Life Insurance	$ 2,000,000	$ —	$ —
Tax Gross Up	$ —	$ —	$ —
Benefits(4)	$ —	$ 63,357	$ 63,357

(1) Upon death or complete disability, unvested stock options of 400,000 would vest in full immediately. Using the closing price on December 31, 2011, the value of such stock options upon exercise would have been $25,348,000.

(2) Upon death, complete disability or change of control, 250,000 shares of restricted stock would vest in full, so long as the employee's employment agreement with the company has not terminated or expired. Using the closing price on December 31, 2011, the value of such restricted stock grants upon vesting would have been $27,622,500, plus accrued dividends of $4,750,000.

(3) Upon termination without cause 250,000 shares of restricted stock would vest on a prorated basis based on the number of months since the grant date, so long as the employee's employment agreement with the company has not terminated or expired. Using the closing price on December 31, 2011, the value of such 99,490 shares would have been $10,992,628 plus accrued dividends of $1,890,310.

(4) Continued health benefits for remainder of term or until covered by another plan. Amounts shown reflect an estimated cost including tax equalization for providing such benefits through the remainder of the term.

Linda Chen

	Termination Upon Death or Complete Disability	Termination without Cause at Employer's Election During the Term	Termination by Employee for Good Reason After Change in Control
Base Salary	Amount earned and unpaid through the date of termination.	$ 6,000,000	$ 6,000,000
Bonus	$ —	$12,000,000	$12,000,000
Stock Options/Restricted Stock(1)(2)(3)(4)	$28,602,300	$18,420,722	$13,393,500
Macau Executive Residence (5)	$ —	$ 8,312,316	$ 8,312,316
Retention Plan Award(6)	$ 416,667	$ 416,667	$ 416,667
Company Paid Life Insurance	$ 1,500,000	$ —	$ —
Tax Gross Up	$ —	$ —	$11,247,166
Benefits	$ —	$ —	$ —

(1) Upon death, complete disability or change of control, unvested stock options of 175,000 would vest in full immediately. Using the closing price on December 31, 2011, the value of such stock options upon exercise

would have been $444,500. Upon termination without cause, 175,000 stock options would vest on a prorated basis based on the number of months since the grant date, so long as the employee's employment agreement with the Company has not terminated or expired. Using the closing price on December 31, 2011, the value of such 73,774 stock options upon exercise would have been $187,386.

(2) Upon death or complete disability, unvested stock options of 240,000 would vest in full immediately. Using the closing price on December 31, 2011, the value of such stock options upon exercise would have been $15,208,800.

(3) Upon death, complete disability or change of control, 100,000 shares of restricted stock would vest in full immediately. Using the closing price on December 31, 2011, the value of such 100,000 shares would have been $11,049,000, plus accrued dividends of $1,900,000.

(4) Upon termination without cause 200,000 shares of restricted stock would vest on a prorated basis based on the number of months since the grant date. Using the closing price on December 31, 2011, the value of such 132,442 shares would have been $14,633,518, plus accrued dividends of $3,599,818.

(5) Upon termination without Cause or a change of control, the Macau Executive Residence could be purchased by Ms. Chen for $1. The amount reflected in the table represents the fair market value of the residence at December 31, 2011.

(6) Upon death, complete disability or change of control, the retention award will vest on a prorated basis equal to the number of full calendar months elapsed between the grant date and the date of such termination of employment divided by 120.

Kim Sinatra

	Termination Upon Death or Complete Disability	Termination without Cause at Employer's Election During the Term	Termination by Employee for Good Reason After Change in Control
Base Salary	Amount earned and unpaid through the date of termination.	$1,516,667	$1,516,667
Bonus	—	$1,300,000	$1,300,000
Stock Options/Restricted Stock(1)(2)(3)(4)	$16,101,750	$1,445,002	$3,427,750
Company Paid Life Insurance	$ 650,000	$ —	$ —
Tax Gross Up	$ —	$ —	$ —
Benefits(5)	$ —	$ 156,086	$ 156,086

(1) Upon death, complete disability or change of control, unvested stock options of 75,000 would vest in full immediately. Using the closing price on December 31, 2011, the value of such stock options upon exercise would have been $190,500. Upon termination without cause, 75,000 stock options would vest on a prorated basis based on the number of months since the grant date, so long as the employee's employment agreement with the Company has not terminated or expired. Using the closing price on December 31, 2011, the value of such 31,617 stock options upon exercise would have been $80,307.

(2) Upon death or complete disability, unvested stock options of 200,000 would vest in full immediately. Using the closing price on December 31, 2011, the value of such stock options upon exercise would have been $12,674,000.

(3) Upon death, complete disability or change of control, 25,000 shares of restricted stock would vest in full, so long as the employee's employment agreement with the company has not terminated or expired. Using the closing price on December 31, 2011, the value of such restricted stock grants upon vesting would have been $2,762,250, plus accrued dividends of $475,000.

(4) Upon termination without cause 25,000 shares of restricted stock would vest on a prorated basis based on the number of months since the grant date, so long as the employee's employment agreement with the company has not terminated. Using the closing price on December 31, 2011, the value of such 10,539 shares would have been $1,164,454 plus accrued dividends of $200,241.

(5) Continued health benefits for remainder of term or until covered by another plan. Amounts shown reflect an estimated cost including tax equalization for providing such benefits through the remainder of the term.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes, as of December 31, 2011, compensation plans under which our equity securities are authorized for issuance, aggregated as to: (i) all compensation plans previously approved by stockholders; and (ii) all compensation plans not previously approved by stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by security holders	2,729,124	$63.49	4,098,336
Equity compensation plans not approved by security holders	—	—	—
Total	2,729,124	$63.49	4,098,336

(1) This amount excludes restricted stock awards issued. In addition to the above, there are 794,500 shares of unvested restricted stock awards outstanding under the stockholder-approved plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Historically, the Audit Committee of the Board of Directors has reviewed for approval or ratification all transactions between the Company and any related person, regardless of amount. In February 2012, the Audit Committee updated its written policy. The policy applies to transactions with any related person, which SEC rules define to include directors, director nominees, executive officers, beneficial owners of in excess of 5% of the outstanding shares of the Company's common stock, and their respective immediate family members. The policy classifies as pre-approved (a) employment of executive officers and director compensation if the compensation is required to be reported under Item 402 of the SEC's compensation disclosure requirements; (b) transactions with another company or charitable contributions if the related person's only relationship is as an employee (other than executive officer), director or beneficial owner of less than 10% of that company's or donee's shares if the aggregate amount does not exceed the greater of $100,000 or 2% of that company's or donee's total annual revenues; (c) transactions where the related person's interest arises solely from the ownership of the Company's stock and all stockholders benefit on a pro rata basis; (d) transactions involving competitive bids; (e) regulated transactions involving services as a common carrier or public utility at rates fixed in conformity with law or governmental authority; and (f) transactions with related parties involving a bank as depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services. The Committee receives notice of the occurrence of all pre-approved transactions. All other transactions with related persons are subject to approval or ratification by the Committee. In determining whether to approve or ratify a transaction, the Committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction.

The following are the material transactions or agreements between the Company and related persons. The Audit Committee has approved or ratified all of these transactions that occurred after the date of the adoption of the policy.

Stockholders Agreement. On January 6, 2010, Mr. Wynn, the Chairman of the Board and Chief Executive Officer of the Company, Elaine P. Wynn, a director of the Company, and Aruze USA, each greater than 5% stockholders of the Company, entered into an Amended and Restated Stockholders Agreement (the

"Amended and Restated Stockholders Agreement") which amended and restated the Stockholders Agreement between Mr. Wynn and Aruze USA (which had been entered into as of April 11, 2002, as amended as of November 8, 2006, and was subject to waivers and consents, dated July 31, 2009, and August 13, 2009). Pursuant to the Amended and Restated Stockholders Agreement, Elaine P. Wynn (a) became a party to the Amended and Restated Stockholders Agreement in connection with her ownership of 11,076,709 shares of the Company's common stock that were transferred to Elaine P. Wynn by Mr. Wynn and (b) became subject to the covenants and provisions thereof, including with respect to voting agreements, preemptive rights, rights of first refusal, tag-along rights and certain other restrictions on transfer of such shares subject to release of $10 million of such shares on January 6, 2010 and on each of the following nine anniversaries thereof. In addition, the Amended and Restated Stockholders Agreement amended the voting agreement provision to provide that each of Mr. Wynn, Elaine P. Wynn and Aruze agree to vote all shares of the Company held by them and subject to the terms of the Amended and Restated Stockholders Agreement in a manner so as to elect to the Company's Board of Directors each of the nominees contained on each and every slate of directors endorsed by Mr. Wynn, which slate will include, subject to certain conditions, Elaine P. Wynn and, so long as such slate results in a majority of directors at all times being candidates endorsed by Mr. Wynn, nominees approved by Aruze. As a result of the share redemption described below, the shares previously held by Aruze are no longer issued and outstanding and neither Mr. Wynn nor Ms. Wynn has or shares the power to vote or dispose of the Aruze Shares formerly held by Aruze USA. Further, by virtue of that redemption, neither Mr. Wynn nor Ms. Wynn remains a member of any "group" with Aruze USA nor is either of Mr. Wynn or Ms. Wynn otherwise a beneficial owner of the former Aruze Shares.

Share Redemption. On February 18, 2012, the Company redeemed the 24,549,222 shares then held by Aruze USA (the "Aruze Shares"), pursuant to Article VII of the Company's Articles of Incorporation based on the determination of the Company's Board of Directors that Aruze USA, Universal Entertainment Corporation and Mr. Kazuo Okada are "Unsuitable Persons" under the provisions of the Company's Articles of Incorporation. Following a finding of "unsuitability," Wynn Resorts' articles authorize redemption at "fair value" of the shares held by unsuitable persons. The Company engaged an independent financial advisor to assist in the fair value calculation and concluded that a discount to the current trading price was appropriate because of, among other things, restrictions on most of the shares which are subject to the terms of an existing stockholder agreement. Pursuant to the articles of incorporation, Wynn Resorts issued the Redemption Price Promissory Note (the "Note") to Aruze USA, Inc. in redemption of the shares.

The Note has a principal amount of $1,936,442,631.36, matures on February 18, 2022 and bears interest at the rate of 2% per annum, payable annually in arrears on each anniversary of the date of the Note. The Company may, in its sole and absolute discretion, at any time and from time to time, and without penalty or premium, prepay the whole or any portion of the principal or interest due under the Note. In no instance shall any payment obligation under the Note be accelerated except in the sole and absolute discretion of the Company or as specifically mandated by law. The indebtedness evidenced by the Note is and shall be subordinated in right of payment, to the extent and in the manner provided in the Note, to the prior payment in full of all existing and future obligations of the Company or any of its affiliates in respect of indebtedness for borrowed money of any kind or nature.

Artwork. Since June 2006, Wynn Las Vegas has leased certain pieces of fine art from Mr. Wynn for an annual fee of one dollar ($1). Wynn Las Vegas is responsible for all expenses incurred in exhibiting and safeguarding those works that it exhibits under the lease, including the cost of insurance (including terrorism insurance) and taxes.

Surname and Rights of Publicity Agreements. On August 6, 2004, Wynn Resorts Holdings, LLC entered into agreements with Mr. Wynn that confirm and clarify Wynn Resorts Holdings' rights to use the "Wynn" name and Mr. Wynn's persona in connection with its casino resorts. Under the parties' Surname Rights Agreement, Mr. Wynn granted Wynn Resorts Holdings an exclusive, royalty-free, fully paid, perpetual, worldwide license to use, and to own and register trademarks and service marks incorporating the "Wynn" name for casino resorts and related businesses, together with the right to sublicense the name and marks to its affiliates. Under the parties' Rights of Publicity License, Mr. Wynn granted Wynn Resorts Holdings the exclusive, royalty-free, worldwide right to use his full name, persona and related rights of publicity for casino resorts and related businesses, together with the ability to sublicense the persona and publicity rights to its affiliates, until October 24, 2017.

Villa Lease. Mr. Wynn currently leases a villa suite at Wynn Las Vegas. Until March 31, 2011, Elaine P. Wynn also leased a villa suite at Wynn Las Vegas.

On March 18, 2010, Mr. Wynn and Wynn Las Vegas entered into an Amended and Restated Agreement of Lease (the "SW Lease") for a villa suite to serve as Mr. Wynn's personal residence. The SW Lease amends and restates the prior lease. The SW Lease was approved by the Audit Committee of the Board of Directors of the Company. The term of the lease commenced as of March 1, 2010 and runs concurrent with Mr. Wynn's employment agreement with the Company; provided that either party may terminate on 90 days notice. Pursuant to the SW Lease, the rental value of the villa suite will be treated as imputed income to Mr. Wynn, and will be equal to the fair market value of the accommodations provided. Effective March 1, 2010 through February 29, 2012, the rental value was $503,831 per year as determined by the Audit Committee with the assistance of a third-party appraisal. Effective March 1, 2012, the rental value is $440,000 per year based on the current fair market value as established by an independent third-party appraisal and approved by the Audit Committee. As provided in the lease, the rental value for Mr. Wynn's villa will be re-determined every two years during the term of the lease based upon an independent third-party appraisal. Certain services for, and maintenance of, the villa suite is included in the rental, as well as the use of minimal warehouse space at Wynn Las Vegas.

On March 17, 2010, Elaine P. Wynn and Wynn Las Vegas entered into an Agreement of Lease (the "New EW Lease") for the lease of a villa suite as Elaine P. Wynn's personal residence. The New EW Lease was approved by the Audit Committee of the Board of Directors of the Company. The term of the lease commenced as of March 1, 2010 and terminated December 31, 2010. In 2011, the lease continued on a month-to-month basis and was terminated effective March 31, 2011. Pursuant to the terms of the New EW Lease, Elaine P. Wynn paid annual rent equal to $350,000, which amount was determined based on a third-party appraisal. Certain services for, and maintenance of, the villa suite were included in the rental.

Home Purchase. In May 2010, the Company entered into a new employment agreement with Linda Chen, who is also a director. The term of the new employment agreement is through February 24, 2020. Under the terms of the new employment agreement, the Company purchased a home in Macau for use by Ms. Chen for approximately $5.4 million, and through December 31, 2011, had made improvements with costs totaling $2.1 million to renovate the home. The employment agreement also provides Ms. Chen the use of an automobile in Macau. Upon the occurrence of certain events set forth below, Ms. Chen shall have the option to purchase the home at the then fair market value of the home (as determined by an independent appraiser) less a discount equal to ten percentage points multiplied by each anniversary of the term of the agreement that has occurred (the "Discount Percentage"). The option is exercisable for (a) no consideration at the end of the term, (b) $1.00 in the event of termination of Ms. Chen's employment without "cause" or termination of Ms. Chen's employment for "good reason" following a "change of control" and (c) at a price based on the applicable Discount Percentage in the event Ms. Chen terminates the agreement due to material breach by the Company. Upon Ms. Chen's termination for "cause," Ms. Chen will be deemed to have elected to purchase the Macau home based on the applicable Discount Percentage unless the Company determines to not require Ms. Chen to purchase the home. If Ms. Chen's employment terminates for any other reason before the expiration of the term (e.g., because of her death or disability or due to revocation of gaming license), the option will terminate.

Aircraft Arrangements. Messrs. Wynn and Schorr, the Company's Chief Operating Officer, have time-sharing agreements with Las Vegas Jet, LLC, a wholly owned indirect subsidiary of the Company, covering their personal use of Company-owned aircraft. These time-share agreements require the Company to include as taxable compensation of such executive, the direct costs that the Company incurs in operating the aircraft, up to an amount determined by using the Internal Revenue Service Standard Industry Fare Level (SIFL) tables for his personal use the aircraft. During 2011, the following amounts were included in the executives' taxable compensation pursuant to these timesharing arrangements: Mr. Wynn $324,186 and Mr. Schorr $136,534. In the event that direct costs in operating the aircraft exceed the amounts determined by using the SIFL method, such additional costs are paid for by the Company.

Reimbursable Costs. The Company periodically provides services to certain of its executive officers and directors, including the personal use of employees, construction work and other personal services. These certain officers and directors have deposits with the Company to prepay any such items. These deposits are replenished on an ongoing basis as needed. At December 31, 2011, Mr. Wynn and Elaine P. Wynn, had net deposit balances with the Company of $156,989 and $209,396, respectively. In addition, the Company provides facilities, catering and related goods and services to all full-time employees at a discount depending on the amount spent, and provides certain other goods and services to some of it executives at a discount. Mr. Wynn paid the Company approximately $1.9 million in 2011 for such services in connection with a special event.

Tax Indemnification Agreement. In 2002, Stephen A. Wynn, Aruze USA, Baron Asset Fund, and the Kenneth R. Wynn Family Trust (referred to collectively as the "Valvino members"), Valvino and the Company entered into a tax indemnification agreement relating to their respective income tax liabilities from the contribution of their Valvino membership interests to the Company. The tax indemnification agreement generally provides that the Valvino members will be indemnified by the Company and its subsidiaries for additional tax costs (including interest and penalties) caused by reallocations of income or deductions that increase the taxable income or decrease the tax loss of the Valvino members for the period prior to the contribution of the Valvino membership interests. Any payment made pursuant to the agreement by the Company or any of its subsidiaries to the Valvino members may be non-deductible for income tax purposes.

Other. In addition to the above, the Company (or its subsidiaries) employs (a) Eddie Tseng, the spouse of Ms. Chen, President of Wynn International Marketing and a director of the Company, as Senior Vice President of Customer Development of Worldwide Wynn, LLC; (b) Michael Pascal, the brother of Elaine P. Wynn, as a Senior Executive Host of Wynn Las Vegas, and (c) Mr. Michael Pascal's wife, Mary Ann Pascal, as a Host at Wynn Las Vegas. The Audit Committee of the Company approved each such employment arrangement in advance and determined that compensation was at (or below) levels paid to non-family members. Total compensation paid to the above named individuals for 2011 included the following amounts calculated in the same manner as the Summary Compensation Table values presented for named executive officers: (a) to Eddie Tseng, base salary and bonus of $572,000, and other compensation of $668, (b) to Michael Pascal, base salary and bonus of $147,500, and other compensation of $2,762, and (c) to Mary Ann Pascal, base salary and bonus of $240,000, and other compensation of $464. The Company anticipates that these individuals will continue to serve in their respective positions during 2012. In February 2012, the Company entered into a consulting agreement for internet marketing services with the daughter of Russell Goldsmith, a member of our board for a fee of $10,000 per month.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of the Company's common stock to file reports of ownership on Forms 3, 4 and 5 with the SEC. Executive officers, directors and 10% stockholders are also required to furnish the Company with copies of all Forms 3, 4 and 5 they file. Based solely on the Company's review of the copies of such forms it has received, the Company believes that all its executive officers, directors and greater than 10% beneficial owners complied with all the filing requirements applicable to them with respect to transactions during 2011, except that one report covering two stock option exercises by Ms. Chen was filed after the deadline.

STOCKHOLDER PROPOSALS

The Company expects to hold our 2013 Annual Meeting during the third week of May 2013. Accordingly, the Company will consider any proposal received on or before December 4, 2012 to be timely received for purposes of Rule 14a-8 under the Securities Exchange Act of 1934. Any such proposal must be submitted in writing to the Company at its offices at 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109, and must comply with the other requirements of Rule 14a-8 of the Securities Exchange Act of 1934.

In addition, our Bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. Notice of a nomination or proposal must be delivered to us not less than 60 days and not more than 90 days prior to the date of the meeting, or not more than 10 days from the public announcement of the meeting if the meeting is first publicly announced less than 70 days prior to the date of the meeting. Accordingly, for our 2013 Annual Meeting, notice of a nomination or proposal must be delivered to us no later than March 14, 2013 and no earlier than February 12, 2013. Nominations and proposals also must satisfy other requirements set forth in the Bylaws. If a stockholder fails to comply with the forgoing notice provision or with certain additional procedural requirements under SEC rules, the Company will have authority to vote shares under proxies we solicit when and if the nomination or proposal is raised at the Annual Meeting and, to the extent permitted by law, on any other business that may properly come before the Annual Meeting and any adjournments or postponements. The Chairman of the Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

ANNUAL REPORT

Our financial statements for the year ended December 31, 2011, are included in our 2011 Annual Report to Stockholders, which we are providing to our stockholders at the same time as this proxy statement. Our annual report and this proxy statement are also posted on the Internet at ***http://www.wynnresorts.com***. If you would like to receive a printed copy of these materials, please call our Investor Relations department at (702)770-7555 or send a **written request to the Company at Wynn Resorts, Limited, 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109, Attn: Investor Relations, and we will send a copy to you without charge.**

HOUSEHOLDING

The broker, bank or other nominee for any stockholder who is a beneficial owner, but not the record holder, of the Company's shares may deliver only one copy of the Company's Notice of Internet Availability and, as applicable, any additional proxy materials that are delivered, to multiple stockholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the stockholders. The Company will deliver promptly, upon written or oral request, a separate copy of the Notice of Internet Availability or proxy statement and annual report to a stockholder at a shared address to which a single copy of the document was delivered. A stockholder who wishes to receive a separate copy of the Notice of Internet Availability or proxy statement and annual report, now or in the future, should submit their request to the Company by telephone at (702) 770-7555 or by submitting a written request to Investor Relations, Wynn Resorts, Limited, 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109. Beneficial owners sharing an address who are receiving multiple copies of the Notice of Internet Availability or proxy statement and annual report and wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy be mailed to all stockholders at the shared address in the future. However, please note that if you wish to receive a paper proxy card or voting instruction form or other proxy materials for purposes of this year's annual meeting, you should follow the instructions included in the Notice of Internet Availability that was sent to you.

PROXY SOLICITATION

Proxies are being solicited by mail, telephone, email and the Company's Investor Relations website. Additionally, solicitations may be made by facsimile, meetings, press releases or press interviews or personally by directors, officers and other employees of the Company, who will not be additionally compensated for any such services. The Company will pay all solicitation expenses in connection with this Proxy Statement and related proxy soliciting material of the Company, including the expense of preparing, printing, assembling and mailing this Proxy Statement and any other material used in the Company's solicitation of proxies. In addition, we have hired D.F. King & Co., Inc. to solicit proxies. We will pay D.F. King a fee estimated not to exceed $25,000, plus reasonable expenses, for these services. The Company has agreed to indemnify D.F. King against certain liabilities relating to or arising out of their engagement.

Your vote is important. Whether you own a few shares or many, and whether or not you plan to attend the Annual Meeting in person, it is important that your shares be represented and voted at the Annual Meeting. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, D.F. King, toll free at 1-800-549-6697.

EXHIBIT A

WYNN RESORTS, LIMITED AMENDED AND RESTATED ANNUAL PERFORMANCE BASED INCENTIVE PLAN FOR EXECUTIVE OFFICERS

PURPOSE

The WYNN RESORTS, LIMITED Amended and Restated Annual Performance Based Incentive Plan for Executive Officers (the "Plan") is an annual short-term incentive plan designed to reward executive officers of WYNN RESORTS, LIMITED (the "Company").

ARTICLE 1
ELIGIBILITY AND PARTICIPATION

Section 1.1 Each of the executive officers of the Company (within the meaning of Rule 3b-7 under the Securities Exchange Act of 1934, as amended) who are employed by the Company as such as of the last day of a Performance Period (as defined below) shall be participants in the Plan for such Performance Period (the "Participants").

ARTICLE 2
PLAN YEAR, PERFORMANCE PERIODS AND PERFORMANCE OBJECTIVES

Section 2.1 The performance period with respect to which bonuses shall be calculated and paid under the Plan (the "Performance Period") shall be the Company's fiscal year.

Section 2.2 The Plan's performance goal for each Performance Period shall be based upon the Company's Adjusted Property EBITDA, either on a consolidated basis or with respect to any one or more Company property as determined by the Compensation Committee. "Adjusted Property EBITDA" is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, corporate expenses, stock-based compensation, and other non-operating income and expenses, and includes equity in income from unconsolidated affiliates.

Section 2.3 The performance goal under the Plan for a Performance Period will be attained if the Company's EBITDA or any Property's EBITDA for the Performance Period is positive. No bonuses will be paid to the Participants for a Performance Period if the performance goal described in the preceding sentence is not attained.

ARTICLE 3
DETERMINATION OF BONUS AWARDS

Section 3.1 The maximum bonus payable to any one Participant in respect of any Performance Period shall not exceed $10 million.

Section 3.2 As soon as practicable after the end of each Performance Period, the Compensation Committee of the Board of Directors of the Company (the "Committee") shall certify in writing to what extent the Company and the Participants have achieved the performance goal described in Section 2.3 for such Performance Period, and the Committee shall calculate the amount of each Participant's bonus for such Performance Period pursuant to Section 3.1 based upon such achievement. The Committee shall have no discretion to increase the amount of any Participant's bonus as so determined, but may reduce or totally eliminate any Participant's bonus in its sole discretion based on such criteria (if any) as determined by the Committee.

ARTICLE 4
PAYMENT OF BONUS AWARDS

Section 4.1 Approved bonus awards shall be payable by the Company in cash, stock, or options, or a combination thereof (with any such stock or options to be issued pursuant to an equity compensation plan maintained the Company that has been approved by the Company's stockholders, to the extent required by applicable law or regulation), to each Participant, or to the Participant's estate in the event of the Participant's death, as soon as practicable after the Committee has certified in writing pursuant to Section 3.2 that the relevant performance goals were achieved.

ARTICLE 5
OTHER TERMS AND CONDITIONS

Section 5.1 No bonus awards shall be paid under the Plan unless and until the material terms (within the meaning of the Internal Revenue Code (the "Code") and regulations promulgated thereunder) of the Plan, including the business criteria described in Section 2.3 above, are approved by the stockholders in accordance with Section 6.7 below.

Section 5.2 No person shall have any legal claim to be granted a bonus award under the Plan and the Committee shall have no obligation to treat Participants uniformly. Except as may be otherwise required by law, bonus awards under the Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution or levy of any kind, either voluntary or involuntary. Bonuses awarded under the Plan shall be payable from the general assets of the Company and no Participant shall have any claim with respect to any specific assets of the Company.

Section 5.3 Neither the Plan nor any action taken under the Plan shall be construed as giving any employee the right to be retained in the employ of the Company or any subsidiary or to obligate the Company or any subsidiary to maintain any employee's compensation at any level.

Section 5.4 The Company or any of its subsidiaries may deduct from any award any applicable withholding taxes or any amounts owed by the employee to the Company or any of its subsidiaries.

Section 5.5 The Plan and the granting and payment of bonus awards, and the other obligations of the Company under the Plan shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required.

Section 5.6 Bonus awards shall not be transferable by a Participant except upon the Participant's death following the end of the performance period but prior to the date payment is made, in which case the bonus award shall be transferable by will or the laws of descent and distribution.

Section 5.7 The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to a bonus award, nothing contained in the Plan or any bonus award shall give any such Participant any rights that are greater than those of a general creditor of the Company.

ARTICLE 6
ADMINISTRATION

Section 6.1 All members of the Committee shall be persons who qualify as "outside directors" as defined under Section 162(m) of the Code. Until changed by the Company's Board of Directors (the "Board"), the Compensation Committee of the Board shall constitute the Committee hereunder.

Section 6.2 The Committee shall have full power and authority to administer and interpret the provisions of the Plan and to adopt such rules, regulations, agreements, guidelines and instruments for the administration of the Plan and for the conduct of its business as the Committee deems necessary or advisable.

Section 6.3 Except with respect to matters which under the Code are required to be determined in the sole and absolute discretion of the Committee, the Committee shall have full power to delegate to any officer or employee of the Company the authority to administer and interpret the procedural aspects of the Plan, subject to the Plan's terms, including adopting and enforcing rules to decide procedural and administrative issues.

Section 6.4 The Committee may rely on opinions, reports or statements of officers or employees of the Company or any subsidiary thereof and of Company counsel (inside or retained counsel), public accountants and other professional or expert persons.

Section 6.5 The Board reserves the right to amend or terminate the Plan in whole or in part at any time. Unless otherwise prohibited by applicable law, any amendment required to conform the Plan to the requirements of the Code may be made by the Committee. No amendment may be made to the class of individuals who are eligible to participate in the Plan, the performance criteria specified in Section 2.3 or the maximum bonus payable to any Participant as specified in Section 3.1 without stockholder approval unless stockholder approval is not required in order for bonuses paid to Participants to constitute qualified performance-based compensation under Section 162(m) of the Code.

Section 6.6 The place of administration of the Plan shall be the State of Nevada, and the validity, construction, interpretation, administration and effect of the Plan and of its rules and regulations, and rights relating to the Plan, shall be determined solely in accordance with the laws of the State of Nevada (without giving effect to conflicts of law principles).

Section 6.7 The Plan shall take effect upon its adoption by the Board; *provided, however*, that the Plan shall be subject to the requisite approval of the stockholders of the Company in order to comply with Section 162(m) of the Code. In the absence of such approval, the Plan (and any bonus awards made pursuant to the Plan prior to the date of such approval) shall be null and void.

Section 6.8 The Plan is designed and intended to comply, to the extent applicable, with Section 162(m) of the Code, and all provisions hereof shall be construed in a manner to so comply.

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